Exhibit D

REPUBLIC OF COLOMBIA

MAP OF COLOMBIA

SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the detailed information appearing herein.

Selected Colombia Economic Indicators

	2015	2016	2017	2018	2019
Domestic Economy
Real GDP Growth (percent)(1)	3.0%	2.1%	1.4%	2.5%	3.3%
Private Consumption Growth (percent)(1)	3.1	1.6	2.1	3.0	4.6
Public Consumption Growth (percent)(1)	4.9	1.8	3.6	7.0	4.3
Consumer Price Index(2)	5.3	5.5	5.0	3.5	3.5
Producer Price Index(2)	5.5	2.2	3.3	2.3	6.1
Interest Rate (percent)(3)	4.6	6.8	6.0	4.5	4.5
Unemployment Rate (percent)(4)	10.4	8.7	8.6	9.7	9.5
Balance of Payments(5)	(millions of U.S. dollars)
Exports of Goods	35,638	31,191	37,452	41,575	39,038
Imports of Goods	54,058	44,889	46,076	51,233	52,703
Current Account Balance	(18,564)	(12,036)	(10,241)	(13,117)	(13,740)
Net Direct Investment	(7,506)	(9,330)	(10,147)	(6,409)	(11,342)
Net International Reserves	46,731	46,675	47,629	48,393	53,167
Months of Coverage of Imports (Goods and Services)	8.8	10.3	10.1	9.2	9.9
Public Finance(6)	(billions of pesos or percentage of GDP)
Non-financial Public Sector Revenue(7)	Ps.333,804	Ps.351,085	Ps. 363,393	Ps.405,075	Ps. 453,395
Non-financial Public Sector Expenditures(7)	358,462	368,051	384,794	428,546	471,396
Non-financial Public Sector Primary Surplus/ (Deficit)(8)	(4,514)	7,564	4,371	1,651	5,687
Percent of Nominal GDP	(0.6)%	0.9%	0.5%	0.2%	0.5%
Non-financial Public Sector Fiscal Surplus/(Deficit)	(27,177)	(20,693)	(24,582)	(25,323)	(25,559)
Percent of Nominal GDP	(3.4)%	(2.4%)	(2.7)%	(2.6)%	(2.4)%
Central Government Fiscal Surplus/ (Deficit)	(24,269)	(34,925)	(33,636)	(30,316)	(26,049)
Percent of Nominal GDP	(3.0)%	(4.0)%	(3.6)%	(3.1)%	(2.5)%
Public Debt(9)	(billions of pesos or percentage of GDP)
Public Sector Internal Funded Debt(10)	Ps.263,364,206	Ps.292,865,173	Ps. 318,309,291	Ps. 355,595,931	Ps. 396,373,648
Percent of Nominal GDP(1)	32.7%	33.9%	34.6%	36.1%	37.3%
Public Sector External Funded Debt(11)	$46,250	$50,771	$54,135	$57,054	$58,653
Percent of Nominal GDP(1)	18.1%	17.6%	17.5%	18.8%	18.1%

1:	Figures for 2018 and 2019 are preliminary. Preliminary figures are published in March in the year succeeding the reference period and become final two years thereafter.
2:	Percentage change over the twelve months ended December 31 of each year.
3:	Average for each year of the short-term composite reference rate, as calculated by the Superintendencia Financiera (Financial Superintendency).
4:	Refers to the average national unemployment rates in December of each year.
5:	Calculations based on the sixth edition of the IMF’s Balance of Payments Manual. For more information, see “—Foreign Trade and Balance of Payments—Balance of Payments”.
6:

All figures calculated according to IMF methodology, which includes privatization, concession and securitization proceeds as part of public sector revenues and nets transfers among the different levels of the non-financial public sector.

7:

The amounts of transfers among the different levels of the consolidated non-financial public sector are not eliminated in the calculation of consolidated non-financial public sector revenue and consolidated non-financial public sector expenditures and, accordingly, the revenue and expenditure figures included above are greater than those that would appear had such transfers been eliminated upon consolidation.

8:	Primary surplus/(deficit) equals total consolidated non-financial public sector surplus/(deficit) without taking into account interest payments or interest income.
9:	Exchange rates as of December 31 of each year.
10:	Includes peso-denominated debt of the Government (excluding state-owned financial institutions) with an original maturity of more than one year and public sector entities’ guaranteed internal debt.
11:

In millions of dollars. Includes external debt of the Government (including Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial institutions) with an original maturity of more than one year.

Sources: Banco de la República, Ministry of Finance and Public Credit (“Ministry of Finance”), DANE and CONFIS.

CURRENCY OF PRESENTATION

All references herein to “pesos” and “Ps.” are to the currency of Colombia, and all references herein to “U.S. dollars,” “dollars,” “U.S. $” and “$” are to the currency of the United States. Unless otherwise indicated, all peso amounts are stated in nominal terms. As used herein, the term “billion” means one thousand million, or 1,000,000,000, and the term “trillion” means one thousand billion, or 1,000,000,000,000. The Financial Superintendency calculates and publishes a rate (the “representative market rate”) on a daily basis which is the average of the buy and sell foreign exchange rates quoted on the previous business day by certain commercial banks and financial corporations in the four largest Colombian cities. On August 20, 2020, the representative market rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 3,766.73. Historical amounts translated into pesos or dollars have been converted at the historical rates of exchange summarized below. See “Monetary System—Foreign Exchange Rates and International Reserves.” The fiscal year of Colombia ends on December 31 of each year. The fiscal year ended December 31, 2019 is referred to herein as “2019,” and other years are referred to in a similar manner.

PRESENTATION OF FINANCIAL INFORMATION

Because Colombia’s official financial and economic statistics are subject to review by the Central Bank, National Administrative Department of Statistics (“DANE”), and the Ministry of Finance, the information and data contained in this annual report for the year ended December 31, 2019 and thereafter is preliminary and subject to further revision. As a member of the OECD, Colombia has implemented an updated methodology based on 2015 constant pesos instead of 2005 constant pesos and revised historical figures in accordance with that methodology. The Government does not expect revisions to be material, although it cannot assure you that changes will not be made.

INTRODUCTION

From 2015 to 2019, Colombia experienced real Gross Domestic Product (“GDP”) growth every year. Real GDP grew by 3.0% in 2015, 2.1% in 2016, 1.4% in 2017, 2.5% in 2018 and 3.3% in 2019. The growth of GDP in 2019 was mainly due to increases in domestic demand, private consumption and gross capital formation.

During 2019, all economic sectors experienced positive growth, with the exception of construction. The sectors that experienced highest growth in 2019 were services (4.8%); public administration and defense, education and health (4.9%), and financial activities and insurance (5.7%). In contrast, the primary sectors that experienced lowest growth were agriculture, livestock, fishing, forestry and hunting (1.9%) and mining (2.1%). Still, mining grew in 2019 after five consecutive years of contraction beginning with the 2014 oil shock.

Inflation, as measured by the change in the consumer price index, was 6.8% in 2015, 5.8% in 2016, 4.1% in 2017, 3.2% in 2018 and 3.8% in 2019. Inflation increased in 2019 as compared to 2018 mainly due to an increase in the prices of housing, water, electricity, gas and other fuels.

Due to the implementation of trade and foreign exchange liberalization policies, Colombia has experienced current account deficits in most years since 1994. In 2015, the current account registered a deficit of $18,564 million, the trade deficit increased to $13,479 million and the financial account deficit decreased to $18,244 million. In 2016, the current account deficit decreased to $12,036 million, the trade deficit decreased to $9,176 million and the financial account deficit decreased to $12,273 million. In 2017, the current account deficit decreased to $10,241 million, the trade deficit decreased to $4,470 million and the financial account deficit decreased to $9,558 million. In 2018, the current account deficit increased to $13,117 million, the trade deficit increased to $5,144 million and the financial account deficit increased to $12,415 million. In 2019, the current account deficit increased to $13,740 million, the trade deficit increased to $8,451 million and the financial account deficit increased to $13,051 million.

In 2019, exports of coal totaled $1,779.6 million, or a 23.9% decrease, exports of oil and its derivatives totaled $880.7 million, or a 5.2% decrease, and exports of nickel totaled $13.4 million, or a 2.4% decrease, compared to 2018.

Foreign direct investment recorded an increase in the capital account in 2019 of 26.3% compared to 2018. Foreign direct investment increased primarily as a result of an increase in investments in sectors such as commerce, restaurants and hotels and financial services. In 2015, net foreign investment inflows totaled $11,724 million. In 2016, net foreign investment increased to an inflow of $13,848 million. In 2017, net foreign investment decreased to an inflow of $13,837 million. In 2018, net foreign investment decreased to an inflow of $11,535 million. In 2019, net foreign investment increased to an inflow of $14,572 million, a $3,037 million increase compared to 2018.

Net international reserves at year end decreased from $47,323 in 2014 to $46,731 in 2015. At the end of 2016, net international reserves totaled $46,675 million and increased to $47,629 million in 2017. By the end of 2018, net international reserves increased to $48,393 million. At the end of 2019, net international reserves totaled $53,167 million.

Since 2014, Colombia’s ratio of total net non-financial public sector debt to GDP has increased from 42.8% in 2015, 42.9% in 2016, 44.2% in 2017 and 45.9% in 2018, to 47.4% in 2019. Colombia’s non-financial public sector recorded a deficit of 3.4% of GDP in 2015, 2.4% of GDP in 2016, 2.7% of GDP in 2017, 2.9% in 2018 and 2.4% in 2019. The Central Government’s deficit was 3.0% of GDP in 2015, 4.0% of GDP in 2016, 3.6% of GDP in 2017, 3.1% of GDP in 2018 and 2.5% in 2019.

On June 13, 2016, the executive board of the International Monetary Fund (“IMF”) approved a two-year arrangement under the IMF’s Flexible Credit Line (“FCL”) in SDR 8.18 billion, equivalent to approximately $11.5 billion. This two-year arrangement was a successor arrangement to the two-year FCL for

SDR 3.87 billion, approved in June 2013. On June 6, 2017, the IMF’s Executive Board reaffirmed Colombia’s continued qualification to access U.S.$11.4 billion under the FCL. On May 25, 2018, the Executive Board of the IMF approved a successor two-year arrangement for Colombia under the FCL in an amount equivalent to SDR 7.9 billion (approximately U.S. $11.4 billion) and canceled the previous arrangement for SDR 8.2 billion. The original FCL was approved in May 2009 for $10.5 billion. The IMF’s FCL provides Colombia with access to IMF resources with no ongoing conditions and provides a renewable credit line subject to a two-year limit that allows Colombia to draw on it at any time or to treat it as a precautionary instrument. On May 20, 2019, the Executive Board of the IMF completed its review of Colombia’s qualification for the arrangement under the FCL and reaffirmed Colombia’s qualification to access FCL resources. On May 1, 2020, the IMF approved a successor two-year arrangement for Colombia under the FCL, designed for crisis prevention, of about U.S.$10.8 billion. To date, Colombia has not drawn on the FCL. See “Public Sector Finance—IMF Program—Flexible Credit Line with IMF.”

Since 1993, Colombia has accessed the international capital markets through the issuance of bonds in the United States, Europe and Japan and through borrowings from commercial bank syndicates. Colombia has regularly met all principal and interest obligations on its external debt for over 80 years.

Certain political, economic, public health and diplomatic developments in or affecting Colombia could have a material adverse effect on the country’s economy. These factors include, but are not limited to, increases in inflation, exchange rate fluctuations, increases in interest rates, declines in foreign direct and portfolio investment, adverse conditions in the international capital markets, the COVID-19 pandemic, any second wave or resurgence and/or new pandemic, changes in international commodity prices and violence and disruption associated with the guerilla groups and narcotics organizations.

REPUBLIC OF COLOMBIA

Geography and Population

Colombia is the fourth largest country in South America, with a territory of 441,020 square miles (1,141,748 square kilometers). Located on the northwestern corner of the South American continent, Colombia borders Panama and the Caribbean Sea to the north, Peru and Ecuador to the south, Venezuela and Brazil to the east and the Pacific Ocean to the west.

Colombia is a country of great geographical diversity. Three ranges of the Andes, the Western, Central and Eastern Cordilleras, occupy the southwestern and central sections of the country, running through it from south to north. Grassland plains, known as Los Llanos, lie to the northeast of these ranges and extend to the Venezuelan border. The Amazon tropical rainforest is located to the south of the grassland plains. The Magdalena River rises in the Central Cordillera and flows to the Caribbean Sea, near the city of Barranquilla, through a rich alluvial plain. According to the World Wildlife Fund, Colombia is the most biodiverse country per square kilometer in the world. There are more bird, amphibian, butterfly and frog species in Colombia than anywhere else in the world. Approximately 56.7% of the land is composed of forests, 38.6% is fit for agriculture, and 4.7% is destined for other uses. Colombia lies almost entirely in the north tropical zone; however, the country’s regional climates vary with altitude. A tropical climate predominates in the coastal and Amazon regions, while a temperate climate predominates in the mountains.

According to the results of the 2018 Census (“2018 Census”) performed by the DANE, in 2018 Colombia’s population was estimated to be 48.3 million. In 2018, 75.5% of the population lived in a municipal capital, and 24.5% dispersed in rural areas and in small townships. In addition, DANE estimated Colombia’s population at 49.4 million for 2019 and 50.4 million for 2020.

Colombia is generally classified as a middle-income developing country. The following table sets forth the latest selective comparative statistics, for 2018, published by the World Bank.

Selected Comparative Statistics

	Colombia	Peru	Brazil	Mexico	U.S.
GNI Per Capita(l)	$6,180	$6,470	$9,140	$9,180	$63,080
Life Expectancy at Birth	77.1	76.5	75.7	75.0	78.5
Illiteracy Rate(2)	4.9%	5.6%	6.8%	4.6%	n/a
Infant Mortality(3)	12	11	13	11	6
Poverty (4)	27%	20.5%	n/a	41.9%	n/a

n/a = Not available.

1:	GNI per capita (formerly GNP per capita) is the gross national income divided by the midyear population, converted to U.S. dollars using the World Bank Atlas method.
2:	Percentage ages 15 and over.
3:	Number of infants dying before reaching the age of one year, per 1,000 live births.
4:	Percentage of population living below national poverty line.

Sources: World Bank Group, Development Data Group.

Government and Political Parties

The Republic is one of the oldest democracies in the Americas, with regular and peaceful transitions of power between successive administrations since 1957. In 1991, a popularly elected Constitutional Assembly approved a new Constitution, replacing the Constitution of 1886. The main features of the 1991 Constitution include further governmental decentralization, autonomy of the Central Bank, increased Congressional powers and the creation of several new public agencies. Colombia continues to be governed as a presidential republic. In the most recent presidential elections that took place on May 27, 2018, Iván Duque of Centro Democrático won the first ballot with 39.14% of the vote, while Gustavo Petro of Colombia Humana came in second with 25.08% of the vote. On June 17, 2018, Mr. Duque won the second ballot and was elected President of the Republic of Colombia with 53.98% of the vote. President Duque took his oath and assumed the office of the President on August 7, 2018. The next presidential election is scheduled for May 2022.

The National Development Plan 2018—2022 (the “2018-2022 Plan”), approved on May 25, 2019, is focused on consolidating the Republic’s social advances and improvements. The 2018-2022 Plan is based on three main pillars: (i) rule of law, (ii) entrepreneurship and (iii) social justice.

•	Rule of Law: promotion of the rule of law, increase security and the consolidation of peace;

•	Entrepreneurship: Economic growth will be enhanced with an environment favorable to the creation and consolidation of a friendly business environment; and

•	Social Justice: promote social mobility and increased prosperity.

The 2018-2022 Plan aims to increase local, regional and national integration as well as reduce poverty and inequality and increase employment. Approximately Ps.1.1 trillion will be invested in order to reach these objectives.

Colombia is divided into 32 departments. Each department is divided into municipalities. Both the governors of the departments and mayors of the municipalities are elected by direct popular vote. The next local elections are scheduled for October 2023.

Judicial power is vested in the Corte Constitucional (Constitutional Court), the Corte Suprema de Justicia (Supreme Court of Justice, or Supreme Court), the Consejo de Estado (Council of State), the Consejo Superior de la Judicatura (Supreme Judicial Council), the Fiscalía General de la Nación (National Prosecutor General) and in such lower courts as may be established by law. The function of the Constitutional Court, whose nine members are elected by the Senate for an eight-year term, is to assure that all laws are consistent with the Constitution and to review all decisions regarding protected fundamental rights. The Supreme Court is the final appellate court for deciding civil, criminal, family and labor proceedings. The Council of State adjudicates all matters relating to the exercise of public authority or actions taken by the public sector, including the review of all administrative decisions or resolutions that are alleged to contradict the Constitution or Colombian law. The Council of State also acts as advisor to the Government on administrative matters. The Supreme Court and Council of State justices are appointed for eight-year terms by their predecessors from a list of candidates provided by the Supreme Judicial Council. The National Prosecutor General, who is appointed for a four-year term by the Supreme Court from a list of three candidates submitted by the President, acts as the nation’s chief prosecutor. The judicial branch is independent from the executive branch with respect to judicial appointments as well as budgetary matters.

The Special Jurisdiction for Peace (“JEP”) is the justice component of the integral system of truth, justice, reparation and non-repetition implemented by the peace agreement between the Government and Fuerzas Armadas Revolucionarias Colombianas (Colombian Revolutionary Armed Forces, or “FARC”), which entered into force in March 2017. The JEP has the function of administering transitional justice and deciding cases related to crimes within the framework of the armed conflict committed before December 1, 2016. The JEP was created to last for no more than 20 years.

National legislative power is vested in Congress, which consists of a 108-member Senate and a 172-member Chamber of Representatives. Senators and Representatives are elected by direct popular vote for terms of four years. The most recent Congressional elections occurred on March 11, 2018. The following tables show the composition of Congress by political party.

Congressional Members by Party

Party	Number of elected officials
Senate
Partido Centro Democrático	19
Partido Cambio Radical	16
Partido Liberal Colombiano	14
Partido Social de Unidad Nacional (Partido de la U)	14
Partido Conservador Colombiano	13
Partido Alianza Verde	9
Partido Polo Democrático Alternativo	5
Partido FARC	4
Coalición Lista de la Decencia (ASI,UP)	3
Colombia Justa y Libre	3
Partido Político Mira	3
Movimiento Alternativo Indigna y Social (MAIS)	2
Gustavo Petro	1
Vacant	2
Chamber of Representatives
Partido Liberal Colombiano	35
Partido Centro Democrático	32
Partido Cambio Radical	30
Partido Social de Unidad Nacional (Partido de la U)	25
Partido Conservador Colombiano	21
Partido Alianza Verde	9
Partido FARC	5
Partido Político Mira	2
Polo Democrático Alternativo	2
Partido Opción Ciudadana	2
Coalición Lista de la Decencia (ASI,UP)	3
G.S.C. Colombia Justa Libres	1
Coalición Alternativa Santandereana	1
Movimiento Alternativo Indígena y Social (MAIS)	1
C.C. Ancestral de comunidades negras playa renaciente	1
Consejo- Comunitario la Mumuncia	1
Angela María Robledo	1

Source: Senate and Chamber of Representatives

The composition of Congress for the period 2018-2022 was modified to expand the number of seats in both of its chambers. As a result of the peace agreements signed with the FARC party and the political reform approved in 2015, a total of 12 congressional seats were added, increasing the total number of congressional seats to 280 from 268. The 12 additional seats were distributed in the following manner:

•	FARC party members were awarded 5 seats in the Senate and 5 seats in the Chamber of Representatives; and

•

An additional seat was added in the Senate for the candidate who obtained the second highest vote in the presidential elections and an additional seat in the Chamber of Representatives was added for the losing vice presidential candidate.

Senators are elected on a non-territorial basis, while Representatives are elected on the basis of proportional, territorial representation. To be enacted into law, a bill must be approved by a majority of both houses of Congress. Differences between the two houses of Congress are resolved by a bicameral committee, which drafts a joint bill that is presented to both houses. The Constitution grants the President the right to veto bills passed by Congress, subject to Congressional override. Upon the signature of all the cabinet ministers, the President may issue decrees under special circumstances, including a state of external war, significant domestic disruption or economic, social or ecological emergency. In each department, legislative power is vested in departmental assemblies whose members are elected by direct popular vote. At the municipal level, legislative power is vested in municipal councils, which preside over budgetary and administrative matters.

Traditionally, the principal political parties have been the Liberal Party and the Conservative Party. Since the late 1980s and the drafting of the 1991 Constitution, the political party environment in Colombia has changed substantially in the dimensions of its division, polarization and level of institutionalization. The pluralistic awareness of citizens and the realities and changing social contexts in the country has allowed the foundation of new political parties: Alianza Social Independiente founded in 1991, Cambio Radical in 1998, Partido Social de la Unidad Nacional in 2005, Polo Democrático Alternativo in 2005, Partido Alianza Verde in 2005 and Partido FARC, among others.

On August 26, 2018, a referendum was held to decide on the implementation of certain anti-corruption measures. Seven questions were on the ballot. Although every single proposal received a 99% approval, none of the proposals met the minimum threshold of votes required for implementation.

The following table shows the party composition of the Chamber of Representatives and Senate following the elections in the years indicated.

Party Composition of the Colombian Congress (1)

	Chamber of Representatives			Senate
Party	2010	2014	2018	2010	2014	2018
Partido Centro Democrático	N/A	9.47%	18.60%	N/A	14.29%	17.59%
Partido Cambio Radical	7.25	7.74	17.44	8.14	6.96	14.81
Partido Conservador Colombiano	20.31	13.17	12.21	21.3	13.58	12.04
Partido Liberal Colombiano	17.64	14.13	20.35	16.3	12.22	12.96
Partido Social de La Unidad Nacional	24.74	16.05	14.53	26.4	15.58	12.96
Others	30.06	39.4	16.86	27.9	37.4	29.63

	100%	100%	100%	100%	100%	100%

(1)	Totals may differ due to rounding.

Source: Senado (Senate) and Registraduría Nacional del Estado Civil (National Civil Registry).

Internal Security

Guerilla Activity

Guerilla organizations have existed in Colombia for several decades. In recent periods, the principal active guerilla organizations have been the FARC and the Ejército de Liberación Nacional (National Liberation Army, or “ELN”). In many remote regions of the country that have traditionally lacked an effective government presence, the guerillas have exerted influence and coercive pressure over the local population. In recent years, many of the guerillas have funded their activities through kidnappings and through narcotrafficking. In addition, the guerilla organizations have committed acts of terrorism to draw attention to their causes and have focused much of their activities on the pipeline network owned by Ecopetrol S.A., the national oil company (“Ecopetrol”). Pursuant to Law 1530 of 2012, fees paid for the transport of oil and gas through pipelines as stipulated in each agreement and regulation are partially assigned to the appropriate territorial entities. These fees were implemented in order to help align the interests of Ecopetrol with territorial entities, such as departments, municipalities, districts and indigenous territories.

According to Ecopetrol, in 2015, there were 80 attacks on oil infrastructure, a decrease of 38.5% compared to 2014, totaling $100.7 million in lost revenues. In 2016, there were 52 attacks on oil infrastructure, a decrease of 35% compared to 2015, totaling $13.9 million in direct costs. In 2017, there were 63 attacks on oil infrastructure, an increase of 21% compared to 2016, resulting in direct costs of repairs to pipeline infrastructure of approximately $6.8 million while production was impacted by approximately 1.6 million barrels in 2017. In 2018, there were 105 attacks on oil infrastructure, an increase of 66% compared to 2017, totaling $47 million in direct costs of repairs. In 2019, there were 72 attacks on oil infrastructure, a decrease of 31.4% compared to 2018, resulting in direct costs of repairs due to terrorist attacks in 2019 was approximately US$72.0 million. On several occasions, guerilla attacks have resulted in unscheduled suspensions of Ecopetrol’s transportation systems in order to repair or replace sections of pipelines or production facilities that have been damaged. This has in turn caused production delays in certain fields. Ecopetrol has also strived to remediate environmental damage.

Over the past two decades, Colombia has implemented various measures to address the violence associated with the guerilla movements, including bilateral negotiations, enactment of legislation to protect the victims of armed conflicts, increased investment and economic development in conflict areas and the introduction of social, political and economic reforms designed to improve living conditions, increase access to the political process and equalize the distribution of income and peace negotiations. As of 2017, tax incentives were granted to companies that developed productions programs in at least one of 344 eligible municipalities affected by the armed conflict. The Agencia de Renovación del Territorio (ART) reported that between 2018 and 2019, the first and second years of implementation, 62 companies have executed 65 social projects, with an investment of $ 467,935 million.

FARC

On September 4, 2012, then President Santos announced a “General Agreement for the Termination of Conflict” between the Government and the FARC. The agreement established a procedure to end the armed conflict. The proposed peace process included an agenda with five concrete points: (i) rural development; (ii) guarantees for political opposition and public participation; (iii) the end of armed conflict; (iv) combating drug trafficking; and (v) the rights of the victims. The agreement did not contemplate the cession of land or cessation of military operations. Negotiations started in the first half of October 2012 in Oslo, Norway, and continued in Havana, Cuba.

On January 25, 2016, the UN Security Council approved the establishment of a political mission in Colombia for 12 months to monitor the peace agreement between the Government and the FARC. The mission was made up of unarmed international observers, responsible for the verification of the definitive bilateral ceasefire and cessation of hostilities, and as part of the tripartite mechanism that the parties were to include in the final peace agreement.

On June 23, 2016, the Government and the FARC announced an agreement to enter into a definitive ceasefire and disarmament of FARC. The agreement also included security guarantees and measures to combat criminal organizations that commit crimes against social, political and human rights groups, especially criminal organizations that are successors to paramilitary groups, and groups that threaten the peace agreement.

The objective of the ceasefire and disarmament was to end offensive operations between the Colombian army and the FARC in order to create the conditions for the execution of a final peace agreement and to reincorporate the FARC to civil society. The final agreement contemplated that the FARC militias would leave their camps and relocate to 23 transitory zones and eight base camps in order to start their reincorporation into civil society. The process is being monitored by the Government, the FARC and an assigned international political mission of the United Nations.

On August 24, 2016, a final peace agreement was entered into by the Government and the FARC. The final agreement detailed the five fundamental points to terminating conflict, which had been negotiated in the previous months and consisted of: (i) a final ceasefire and disarmament and bilateral end to hostilities; (ii) the protection of victims’ rights and a Special Jurisdiction for Peace, which will include a tribunal to prosecute those who committed crimes related to and on either side of the conflict; (iii) an investment plan for rural areas and peasant farmers; (iv) reincorporation of members of FARC into civil life and to allow them to participate in political life; and (v) a successful fight against drug trafficking.

On September 26, 2016, then President Santos and the leader of FARC, Rodrigo Londoño Echeverri, a.k.a. Timochenko, executed the peace agreement in Cartagena, Colombia, in the presence of representatives of the international community, including the guarantor countries and the Secretary General of the United Nations. The peace agreement was subject to, and was rejected by, a plebiscite that took place on October 2, 2016. As a result, then President Santos reopened negotiations with the FARC and the plebiscite opposition with the goal of revising the final version of the peace agreement. On October 21, 2016, delegations from the Government and the FARC returned to Havana, Cuba, to continue the dialogue and to address several of the concerns of the plebiscite opposition. On November 24, 2016, then President Santos and Mr. Londoño executed a new peace agreement in Bogotá. The new agreement included changes that addressed some of the plebiscite opposition’s concerns, including: (a) revisions to the treatment of drug traffic offenses, including lowering the amnesty from prosecution from two years to one; (b) several changes to the Tribunal for Peace, including judicial review of the decisions by Colombian courts and modifications to the Tribunal’s composition, from one partially composed of international jurists to one composed only of Colombian jurists; (c) the requirement that FARC provide a list of its assets to be used in reparations for victims; and (d) a reduction in the amount of funds the political movement of FARC will receive in the four years after the agreement. Former FARC members are still allowed participation in Congress.

On November 30, 2016, Congress approved the peace agreement. In December 2016, Colombia’s Constitutional Court approved the revised peace agreement and declared constitutional the ratification of the agreement by Congress through a “fast track” legislative process, which reduced the number of legislative sessions required, prevented efforts to amend elements of the peace agreement and removed the need to have the peace agreement approved by another plebiscite. The peace agreement contains a timeline for implementation of certain provisions of the agreement based on the number of days from the day the agreement went into effect, referred to as the D-day. Certain actions were taken as early as D+1 and others, such as disarmament of FARC, were contemplated to be completed by D+180, or 180 days after the agreement went into effect.

On December 10, 2016, then President Santos, accompanied by a group of victims of the armed conflict in Colombia, received the Nobel Peace Prize. In January 2017, the National Commission of Security Guarantees was created in order to monitor and dismantle criminal organizations that threaten social leaders and the implementation of the Peace Agreement. In February 2017, 6,934 members of the FARC arrived at 26 concentration areas situated across the country to begin the disarmament process. In March 2017, the Congress approved the legislative act that instituted the Integral System of Truth, Justice, Reparation and Non-Repetition. This act also created the JEP, which is the judicial component of the system. In June 2017, members of the FARC finished the disarmament process, with the United Nations acting as observer in the process.

On May 5, 2017, the United States signed an economic assistance bill that ensured Colombia will receive the U.S.$450 million that was pledged in 2016 in commemoration of the fifteen-year anniversary of Plan Colombia, the U.S. initiative to aid the Colombian Government with its ongoing war on drugs. The assistance will be allocated by Colombia to fund peace efforts called “Paz Colombia.”

On July 10, 2017, then President Santos signed a presidential decree which granted amnesty to 3,252 members of the FARC convicted of political crimes. In total 7,400 members of the FARC have received amnesty, 6,005 by decree and 1,400 through the courts.

On November 30, 2017, Congress approved the final text of the draft bill which implemented the regulatory framework of the JEP (the “JEP Bill”). On August 15, 2018, the Constitutional Court declared the JEP Bill constitutional and on February 11, 2018, the Constitutional Court sent the JEP Bill to the President of the Congress and the President of the Republic for their signatures. On March 10, 2019, President Duque objected to six of the 159 articles of the JEP Bill. On April 8, and May 1, 2019, the Chamber of Representatives and the Senate, respectively, rejected the objections. On June 6, 2019, President Duque enacted the regulatory framework of the JEP into law. On May 15, 2020, 12,529 individuals were admitted before the JEP process. Of that group, 9,737 were members of the FARC, 2,680 were members of the military, 100 were other agents of the state, such as police officers, and 12 were social protesters.

On May 12, 2020, the Truth and Responsibility Acknowledgment Section of the JEP (“La Sección de Reconocimiento de Verdad y Responsabilidad del Tribunal para la Paz”) issued guidelines for its sanctions and for works and activities with restorative and reparative content. The sanctions for direct participants will last from five to eight years. Other types of participants will also be subject to their own sanctions for a period of two to five years.

ELN

In June 2000, the Government and the ELN began formal peace discussions, which have ceased and been resumed several times. In addition, the Government decided to grant political status to the ELN, an important step in the official negotiation process. On August 29, 2013, following the release by the ELN of a Canadian hostage that had been held for seven months, then President Santos announced that the Government was ready to start peace talks with the ELN.

On June 10, 2014, the Government announced that it had been engaged in exploratory peace talks with the ELN since January 2014, after a series of meetings held in 2013. The Government further stated that formal discussions with the ELN would not be initiated until all the necessary conditions for the peace agreement had been agreed. On May 14, 2015, Humberto de la Calle, the chief negotiator for the Government’s delegation at the Havana peace talks, invited the ELN to join the peace process in order to end the conflict. Mr. de la Calle emphasized that the discussion must include a bilateral cease fire. On June 11, 2015, the High Commissioner for Peace, Sergio Jaramillo, made renewed calls for the ELN to join to the dialogue with the Government and stated that the peace process would require the complete disarmament of the ELN. Later, on January 27, 2016, the National Peace Council (“NPC”), established by then President Juan Manual Santos to involve civil society in the peace process, agreed to an agenda between the Government and the ELN. However, the NPC expressed concern about the delay in the opening of formal talks.

On March 30, 2016, an agreement to commence peace negotiations between the Government and the ELN was announced. The parties agreed to install a public negotiating table to address the points set out in the agenda in order to sign a final agreement to end the armed conflict. The agenda outlined six main points: participation of society in the peace building process, democracy for peace, transformations for peace, victims, end of armed conflict and implementation of the agreement. On September 27, 2016, then President Santos announced the possibility of a public phase of peace dialogues with the ELN provided that the ELN released the hostages it then held. Former President Santos further stated that the Government and the ELN had agreed on an agenda for the negotiations.

On October 10, 2016, the Government announced the installation of the public phase of negotiations with the ELN. The delegations of the Government and the ELN had agreed: (i) to install a public negotiation table in Quito, Ecuador on October 27, 2016; (ii) that the agenda of talks would begin with a discussion of the participation of society in peace building; and (iii) to start the process of releasing kidnapped /retained persons by October 27, 2016. In addition, each party agreed to engage in other humanitarian actions and dynamics to create a favorable environment for peace. On January 14, 2017, the delegations of the Government and the ELN attended a meeting in Ecuador to discuss the sequence of events for peace negotiations. On June 6, 2017, the delegation of the Government and the ELN agreed to: (i) the creation of a team for the education and communication of peace which would support the dialogues and eventual agreements, (ii) the supervision of a group of countries for support and cooperation of the peace talks consisting of Germany, the Netherlands, Italy, Sweden and Switzerland, and (iii) the establishment of a financing fund for the negotiations.

On September 4, 2017, the Government and the ELN entered into a temporary ceasefire and ceased hostilities between October 1, 2017 and January 12, 2018. The ceasefire agreement included security guarantees and commitments to suspend any kidnapping against national or foreign citizens, any terrorist attack against the infrastructure of the country, including pipelines, and forceful recruitment of minors. However, in January 2018, the ELN breached the agreement by staging attacks in Aguazul, in the department of Casanare, Arauquita and Saravena, in the department of Arauca and Cañaguata in the department of Boyacá. The Government objected to these actions, and as a result the ceasefire was terminated. The Government stressed the importance of compliance with the agreements as a precondition for the continuation of peace talks.

On May 5, 2018, the ELN and the Government announced a continuation of peace talks in Havana, Cuba. The cycle of negotiations was focused on achieving a new ceasefire and future participation in society. The ELN agreed to a unilateral ceasefire from June 15, 2018 until June 19, 2018.

On August 1, 2018, the Government and the ELN concluded the sixth cycle of peace talks in Havana, Cuba. The talks received the support of the international community. During the cycle, progress was made in the construction of the mechanisms for the participation of civil society in the implementation of a peace agreement and in an agreement commencing a bilateral, temporary and national ceasefire.

On January 15, 2019, President Duque, during his meeting with the head of the United Nation’s verification mission in Colombia, Carlos Ruiz Massieu, reaffirmed the commitment of the Government to the reintegration of ex-combatants, comprehensive reparation to victims of violence, and the promotion of 170 municipalities impacted by violence and poverty.

On January 17, 2019, a car bomb was detonated in a police academy in Bogotá, killing at least 21 people and injuring 68 civilians and police. The Government announced that the ELN was behind the attack, and the ELN has admitted to having committing it. As a result, the Government suspended the peace talks with the ELN and reinstated arrest warrants for its former negotiators.

On January 15, 2020, the Government requested the extradition of the leader of the ELN, Nicolás Rodríguez Bautista, from Cuba.

On February 18, 2020, President Duque stated that before resuming any negotiations with the ELN, the armed group must stop criminal and violent acts.

During 2019, 956 ELN and other guerilla organizations were captured and 26 were killed during military encounters. In addition, 321 members of the ELN and other rebel groups demobilized in 2019, which represented a decrease of 25.9% in demobilizations compared to 2018. The Government estimated that in 2018 there were approximately 6,800 members of guerrilla groups, including the FARC and ELN rebels. With respect to Bandas Criminales al Servicio del Narcotráfico (criminal groups supporting drug traffic or “BACRIM”), in 2019, 4,622 members were captured and 171 were killed.

Pact for the Construction of Peace: Culture of Legality, Coexistence, Stabilization and Victims (“2018-2022 Pact”)

The National Development Plan 2018-2022, presented and approved by Congress in May 2019, also approved the 2018-2022 Pact, which aims to build a culture of legality based on the essential relationship between security and justice for a peaceful coexistence. A budget of Ps. 37.1 trillion was approved to fund the 2018-2022 Pact. National development plans are published every four years and act as a framework for the Government’s goals, programs and investment plans.

The main objectives of the 2018-2022 Pact include (i) increased investments in the municipalities most affected by violence; (ii) welfare and assistance programs focused on 1.7 million vulnerable individuals and (iii) increased efficiency in the use of resources aimed at providing reparations to approximately 1.3 million victims of the armed conflict.

Criminal Activity

The level of criminal activity in Colombia has generally shown a decreasing trend since August 2002. In particular, violence by guerilla organizations has generally decreased. Incidents of homicide decreased by 4.2% from 13,343 in 2014 to 12,782 in 2015, by 3.0% to 12,402 in 2016, by 1.3% to 12,237 in 2017, but increased by 5.6% to 12,923 in 2018 and stood at 12,925 in 2019. Incidents of kidnapping decreased by 26.0% from 288 in 2014 to 213 in 2015, by 2.8% to 207 in 2016, by 5.8% to 195 in 2017, by 10.8% to 176 in 2018, and by 47.7% to 92 in 2019. Incidents of terrorism decreased by 41.9% from 763 in 2014 to 443 in 2015, by 49.4% to 224 in 2016, by 45.1% to 123 in 2017, but increased by 23.6% to 152 in 2018 and increased by 37.5% to 209 in 2019. There can be no assurance, however, that the level of criminal activity will continue to be the same in the future. The Government has taken various steps to combat the activities of producing, processing and trafficking in narcotics and the violence and terrorism that have become associated with such activities since the mid-1980s. Among other measures, the Government has offered bounties for information leading to the capture of certain criminals, increased its spending on military and police forces and improved the effectiveness of the judicial system, in part through raising the salaries of, and providing greater personal security to, judges and prosecutors.

Colombia is also a party to the United Nations Convention Against Illicit Traffic in Narcotic Drugs and Psychotropic Substances. Other components of the Government’s anti-drug program include the following policies:

•	eradicating illicit crops;

•	controlling the raw materials necessary to process coca;

•	providing an alternative livelihood for small coca growers through subsidies and other means;

•	destroying drug processing and distribution operations; and

•	arresting, prosecuting and extraditing drug traffickers.

In 2015, 36,494 hectares of illicit cocaine crops were sprayed, compared to 55,532 hectares during 2014. On May 5, 2015, the National Council for Narcotic Drugs approved a suspension of fumigations due to the negative effects on public health. There was no fumigation undertaken in 2016. The eradication of illicit crops has continued via manual eradication, which increased from 17,642 hectares in 2016 to 52,001 hectares in 2017, 59,978 hectares in 2018 and 94,606 hectares in 2019, which represents an increase of 57.7%.

According to the United Nations Office on Drugs and Crime (“UNODC”) the net coca cultivation area decreased 9% from 169,000 hectares in 2018 to 154,000 hectares in 2019. Despite this reduction, cocaine production remains stable, according to the 2019 Monitoring of Territories affected by Illicit Crops in Colombia report.

On November 3, 2017, Colombia and UNODC announced a new program to invest up to $315 million in an effort to reduce illicit crops and strengthen rural development.

Law 793 of 2002 permits the Government to initiate judicial proceedings to acquire assets obtained through illicit means or used in the furtherance of illegal activities. In 1997, the Constitution was amended to permit extradition of Colombian citizens accused of criminal activity abroad. Although drug trafficking activities and acts of violence and terrorism continue to occur, in the recent past, the Government has been successful in largely dismantling the “Cali” and “Medellin” cartels.

Decree 472, enacted in 1996, created the Plan Nacional de Desarrollo Alternativo (National Plan of Alternate Development), which seeks to voluntarily remove peasants and indigenous communities from activities related to the cultivation of illicit drug crops, through the introduction of sustainable and competitive alternative livelihoods for them. The plan is currently established in 96 Colombian municipalities. In an effort to improve the plan’s results, the Government announced in 2003 a program called “Familias Guardabosques” with the aim of paying 51,000 peasant families Ps. 3.6 million per year to cease cultivating illicit drug crops and instead assist in the restoration of national forests. From 2003 to 2011, 122,991 families have been linked to the program. In this period, the Government has invested Ps. 1.1 billion in the program. During 2012, 2013 and 2014, the number of families added to the program was 14,874, 13,643 and 6,684, respectively. In 2015 and 2016, the number of families added to the program was 8,740. Families received economic incentives totaling Ps. 11.8 billion in 2012, Ps. 19.7 billion in 2013, Ps. 10.1 billion in 2014 and Ps. 10 billion in 2015. In 2015, the Agencia de Renovación del Territorio (“ART”) was created with the objective of coordinating the construction and execution of development programs with a territorial approach contemplated in the peace agreements. The agency has the responsibility of structuring productive projects, infrastructure projects, economic reactivation programs, environmental and forestry protection projects in the regions that were affected by violence. The “Familias Guardabosques” program has since became part of these productive projects developed by ART.

In March 2019, ART and UNODC established a comprehensive intervention proposal to strengthen the competitiveness of 86 organizations of agricultural producers. In March 2020, UNODC reported that 99,097 families have been linked to the “Programa Nacional Integral de Sustitución de Cultivos Ilícitos (PNIS), of which 67,251 are producers of illicit crops, 14,989 are farmers who do not produce illicit crops, but live in affected areas for drug trafficking, and 16,857 are coca leaf pickers.

The United States provides assistance to Colombia to support its efforts to combat illegal drug-related activities. In 2015, the United States provided Colombia with $218.4 million for military and police assistance programs and $145.8 million for economic and social assistance programs. In 2016, the United States provided Colombia with $239.9 million for military and police assistance programs and $133.2 million for economic and social assistance programs. In 2017, the United States provided Colombia with $260.6 million for military and police assistance programs and $191.1 million for economic and social assistance programs. In 2018, the United States provided Colombia with $204.0 million for military and police assistance programs and $105.0 million for economic and social assistance programs. In 2019, the United States committed to provide Colombia with $240.2 million for military and police assistance programs and $100.0 million for economic and social assistance programs. Colombian government programs that have received U.S. aid include the Colombia National Police Project, the Colombia Military Project, the Narcotics Interdiction Project, the Alternative Development Program, the Democracy Project, the Vulnerable Groups Project, the Promotion of the Rule of Law Project and the Program of Development and Support.

United States assistance is conditioned upon the periodic determination as to the effectiveness of Colombia’s efforts. On September 15, 2005, pursuant to U.S. law requirements, President George W. Bush issued a presidential determination listing the 20 nations deemed to be major drug transit or major illicit drug-producing countries for fiscal year 2006. Although Colombia was included in the “major list,” President Bush determined that Colombia did not “fail demonstrably” during the previous 12 months to make substantial efforts to adhere to international counternarcotics agreements and take certain counternarcotics measures set forth in U.S. law. The White House Office of National Drug Control Policy and the Bureau for International Narcotics and Law Enforcement Affairs have highlighted the progress made by Colombia in fighting drug-crop cultivation and drug trafficking. As long as the Annual Presidential Determinations for Major Illicit Drug Producing and Drug-Transit Countries is released by the U.S. Department of State, there will be an evaluation of whether Colombia is a member of the “major list”. As of September 14, 2015, Colombia remained on the “major list” for the United States’ fiscal year 2016, but is still considered certified by the President of the United States due to the substantial efforts of the Government to adhere to its obligations under international counternarcotics agreements. In the event of a future decertification of Colombia, unless the U.S. President waives the effects that a decertification would have under U.S. law, all United States assistance (other than certain counternarcotics and humanitarian assistance) to Colombia would be suspended and the United States would be obligated to vote against all loans and other assistance to Colombia by multilateral development banks. In addition, the United States could, but would not be obligated to, impose economic sanctions on Colombia, such as the withdrawal of certain trade preferences. The prior decertifications of Colombia in 1996, 1997 and 1998 did not have a material adverse effect on the country, but no assurance can be given that a future decertification would not have this effect. On August 3, 2005, the U.S. Department of State announced that Colombia had met the criteria related to human rights set forth by the United States, which certification has not been withdrawn. As of August 8, 2019, Colombia remained on the “major list” for the United States’ fiscal year 2020, but is still considered certified by the President of the United States due to the substantial efforts of the Government to adhere to its obligations under international counter narcotics agreements.

The Government anticipates that continued large expenditures on security and justice will be necessary over the medium term to fight narcotics-related crime. The Government has in the past funded a portion of its increased security and justice expenditures through special taxes imposed on certain sectors, such as the petroleum industry. No official studies have been published regarding, and private studies vary widely in their assessment of, the effect on the Colombian economy of narcotics trafficking and drug-related violence, including their effect on Colombia’s balance of payments, foreign investment flows and the allocation of productive activity. See “Foreign Trade and Balance of Payments—Foreign Investment.”

Corruption Investigations

On January 12, 2017, the Fiscalia General de la Nación initiated a corruption investigation into the activities of the Brazilian construction firm Odebrecht. While the investigation is still on going, to date, five people have been convicted, including two former public officials.

On September 14, 2018, the Superintendencia de Industria y Comercio initiated a corruption investigation into Odebrecht’s actions in relation to the adjudication of the Ruta del Sol II highway concession.

On December 13, 2018, a local court disqualified Odebrecht from bidding and contracting with the Republic for a period of 10 years.

On August 6, 2019, an arbitral tribunal ruled in favor of the Colombian Infrastructure Agency (“ANI”) in a claim filed by CONSOL, a construction consortium in which Odebrecht owns 62%. The arbitral tribunal decided that the ANI only needed to pay CONSOL Ps. 211 billion in construction costs and not the Ps. 2.3 trillion claimed.

Covid-19

On March 17, 2020, through Decree 417 of 2020, President Duque declared a national Estado de Emergencia Económica, Social y Ecológica, or State of Emergency, for a period of 30 calendar days, in accordance with the provisions of article 215 of the Political Constitution of Colombia, in order to manage the coronavirus (COVID-19) pandemic. The state of emergency allows the Government to take extraordinary legislative measures necessary to handle the crisis. Decree 417 of 2020 provides for the adoption of measures including: the use of resources such as the Fondo de Ahorro y Estabilización (FAE) of the Sistema General de Regalías, the Fondo de Pensiones Territoriales (FONPET) and the new Fondo de Mitigación de Emergencias (FOME); the strengthening of the Fondo Nacional de Garantías (FNG) to maintain the availability of credit; the reduction of tax burdens on residents during the crisis; changes to the general budget and measures to render more flexible certain procedures to enable the Government to access the credit markets; isolation and social distancing; and the continuance of social assistance programs, among other measures adopted by the Government. On May 6, 2020, the National Government issued Decree 637 of 2020, declaring a new State of Emergency for a period of 30 calendar days, with the aim of continuing to attend to the crisis derived from the COVID-19 pandemic.

In the framework of the declaration of the States of Emergency, on March 18, 2020, and May 6, 2020, respectively, President Duque announced social and economic measures aimed at helping the country through the COVID-19 pandemic, including: the provision of resources for the health system to manage the increased need for medical supplies; additional monetary transfers for beneficiaries of the Families in Action, Youth in Action and Colombia Mayor programs; reconnecting water service to the nearly 200,000 families for whom the service was suspended due to non-payment; accelerating the start of the VAT refund program for the most vulnerable population; allowing the request of temporary deferment of mortgage payments, credit card payments, and automobile payments; and offering guarantees through the FNG to facilitate the lines of credit of small and medium-sized companies; subsidizing a portion of minimum wages for certain companies experiencing losses of income; and extending the term for the payment of income tax.

The main economic measures taken to date during the COVID-19 emergency are described below:

•	Fondo de Mitigación de Emergencias (FOME)

On March 21, 2020, the Government issued Decree 444 of 2020, which created the FOME, a fund through which resources will be channeled to the sectors affected by COVID-19, such as the health sector and social spending programs. FOME’s resources are estimated at Ps. 24.7 trillion and come from the following sources: (1) FAE, (2) FONPET, (3) Fondo de Riesgos Laborales (FRL), (4) funds collected from the solidarity tax, (5) mandatory investments by credit institutions in public debt securities, (6) allocations from the general budget, (7) financial returns generated from the administration of resources, and (8) other funds, as determined by the Government.

•	Solidarity tax for the public sector

On April 15, 2020, the Government issued Decree 568 of 2020, which created the solidarity tax. The solidarity tax is imposed on public officials who earn more than Ps. 10 million each month, who must pay the tax for six months to support Colombians experiencing reduced income or loss of employment.

•	Fondo Nacional de Garantías

On March 28, 2020, the Government issued Decree 492 of 2020, which establishes measures to strengthen the FNG. The FNG is a fund consisting of Ps. 3.25 trillion through which the National Government seeks to facilitate access to credit for micro-, small- and medium-sized companies, by granting guarantees for credit extended to these companies. The capitalization of the FNG comes from the Fondo Nacional para el Desarollo de la Infraestructura (FONDES) and from the surplus capital of entities with state ownership.

•	Programa de Apoyo al Empleo Formal (PAEF)

On May 8, 2020, the Government issued Decree 639 of 2020, which creates the Programa de Apoyo al Empleo Formal, through which the Government will make up to three monthly payments of 40% of the minimum wage, or, Ps. 351,000, per employee, to help companies pay the wages of their workers.

The National Government, through the Ministry of Housing and the Ministry of Finance, announced a new measure to help the economy by boosting the construction sector, which has gradually resumed activities under strict public health safety protocols. The initiative consists of granting subsidies for the purchase of 200,000 housing units between 2020 and 2022, of which 100,000 will be designated as low-income housing and 100,000 will be for families of any income level, with certain pricing requirements.

According to a preliminary report from the Health Superintendency, the National Government allocated Ps. 5.1 trillion to the health sector during March 2020, corresponding to current income and budget advances that the National Government has made to the health sector through the Administradora de los Recursos del Sistema General de Seguridad Social en Salud (ADRES). These funds were used mainly to pay service providers. According to the preliminary report by Health Superintendency, the Health Promotion Agencies (EPS) allocated Ps. 1 trillion for investments, Ps. 1.3 billion for their current cash and paid a total of Ps. 4.1 trillion. Of the Ps. 4.1 trillion, 60% went to private or mixed institutional health service providers (IPS), 17% to public IPS and 23% went to other providers, including independent professionals, providers with a different corporate purpose, special patient transport, providers of supplies and medicine, as well as administrative expenses.

On August 14, 2020, the Government submitted a bill to Congress which proposes to extend PAEF through the end of 2020.

Other Domestic Initiatives

On December 23, 2014, then President Santos signed Law 1739 of 2014. The law sought to maintain the growth of the Colombian economy through infrastructure development and social programs and strike a balance between taxes on wealth and income without adversely affecting the middle class or small and medium size companies. The key provisions of the tax law include: (i) a temporary wealth tax on those with net assets above Ps. 1 billion effective as of January 1, 2015; (ii) a permanent increase on the Impuesto sobre la Renta para la Equidad (“CREE”) from 8% to 9%, starting in 2015; (iii) a temporary income tax surcharge of the CREE for a company’s earnings above Ps. 800 million, which surcharge was 5% for 2015, 6% for 2016, 8% for 2017 and 9% for 2018; (iv) postponing the elimination of the tax on financial transactions, the Gravamen a los Movimientos Financieros (GMF), to 2019, at which point it will gradually be reduced by 1 point each year until its elimination in 2022; (v) a tax deduction for investments in innovation; (vi) extension of a subsidy in energy services (gas and electric) for the poor; and (v) creation of a Tax Expert Commission, Comisión de Expertos para la Equidad y la Competitividad Tributaria, which will propose reforms to make the Colombian tax system more equitable and efficient. The tax reform took effect on January 1, 2015.

On February 16, 2015, then President Santos and Health Minister Alejandro Gaviria signed Law 1751, which established health as an autonomous fundamental right. Under the law, the provision of emergency services becomes mandatory, eliminating any requirement for authorization prior to treatment. The law also provides that administrative or economic reasons cannot interrupt a patient’s care. Additionally, it establishes a cap on medicine prices based on international reference prices.

On June 9, 2015, Law 1753 was approved by Congress, and through the law the Government has implemented the National Development Plan (“PDN”) for the period 2014 to 2018. The three main pillars of the PDN are: (i) peace, reflecting the Government’s political will to commit to sustainable peace; (ii) equity, in order to focus on human development with opportunities for all; and (iii) education, which the plan considers as the most powerful instrument for social equality and economic growth. Additionally, there are five cross strategies that are meant to implement the three pillars: (i) competitiveness and strategic infrastructure; (ii) social mobility; (iii) transformation of the country side (which includes initiatives on land access and distribution and improving the social-economic condition of those living in rural areas); (iv) security, justice and democracy for peace building; and (v) good governance. Additionally, there is an evolving strategy, green growth, which includes as objectives the growth of sustainable development, lowering of carbon emissions, protecting the environment and planning for natural disasters and the effects of climate change.

In February 2014, the Government implemented the “Misión para la Transformación del Campo Colombiano”, which is an initiative of the Government headed by the National Department of Planning (Departamento Nacional de Planeación), for defining the public policy guidelines that will lead to a robust and comprehensive portfolio of public policies and instruments. The objective is to improve investment decisions for developing public rural and agricultural projects in the next 20 years in order to help transform the Colombian land. The Misión para la Transformación del Campo Colombiano is divided into six strategies: (i) planning and territorial development; (ii) closing the gap with social rights approach; (iii) productive inclusion with the aims of incorporating the rural populations in economic dynamics, complementing the strategy of social inclusion; (iv) developing a competitive rurality with emphasis on the agricultural sector; (v) incorporating elements of environmental sustainability in rural development; and (vi) deep institutional reform.

On January 13, 2016, the Government sold 100% of its ownership interests in the power generation company, Isagen (57.6% of its total outstanding shares). The winning bidder in the auction process was the Canadian investment fund Brookfield Asset Management. The total purchase price for the Government’s ownership interest was Ps. 6.5 trillion. The Government stated that the proceeds of the sale would be used to finance part of the 4G roadway infrastructure projects. To this end, the Government has approved the use of Ps. 1 trillion of the sale proceeds to capitalize the Financiera de Desarrollo Nacional (“FDN”) in order to support the financing of 4G road projects.

On June 21, 2016, the FDN issued a private offering of Ps. 2.5 trillion of its subordinated bonds to the National Treasury. The National Treasury purchased the bonds through its Special Account of the National Fund for Development and Infrastructure (Cuenta Especial FONDES) with proceeds from the sale of Isagen. The proceeds of the sale of the bonds issued by the FDN will be used to fund development projects. The amount received by the FDN as proceeds for the issuance is in addition to the Ps. 1 trillion of proceeds from the sale of Isagen previously authorized to capitalize the FDN.

On August 2, 2016, the Government implemented the “De Cero a Siempre” initiative which aims to promote healthy and safe development in children from birth until the age of six.

On July 24, 2017, then President Santos launched the “Development Plan with Territorial Approach” which seeks to implement a comprehensive rural reform in 170 of the municipalities that were most affected by the armed conflict in the country. This initiative involves the participation of around 250,000 people, and includes territorial entities, ethnic authorities, communities, social, communal and community organizations and the private sector.

On March 6, 2018, the Government enacted Decree 437 of 2018, which establishes a public policy aimed at promoting religious tolerance and fostering religious freedom.

On April 17, 2018, the Government enacted Decree 660 of 2018, which implements in part the peace agreement reached with the FARC by protecting isolated and vulnerable communities.

On October 18, 2018, the Government enacted Decree 935 of 2018, which implements and regulates the operation of the National Council of the Orange Economy (“Orange Council”) as an advisory and consultative body to the President of the Republic. The Orange Council’s aim is to formulate general policy guidelines and to promote investments in the cultural and creative industries such as architecture, audiovisual arts, digital services, fashion, graphic and industrial design, handcrafts, music and software (the “Orange Economy”).

On December 28, 2018, Law No. 1943 (the “Financing Law”) was signed by President Duque. The Financing Law, which entered into force on January 1, 2019, aims to increase government revenues by approximately Ps. 7.5 trillion pesos. The Financing Law includes, among others, the following measures: (1) a new transactional tax on the sale of certain real estate; (2) a regular VAT for beer and for certain sugar drinks; (3) a 1% annual wealth tax on certain individuals for years 2019, 2020, and 2021; and (4) a tax on certain dividends at a rate of 7.5% or 15% depending on the nature of the recipient of the dividend. Further, the Financing Law strengthens the Dirección de Impuestos y Aduanas Nacionales de Colombia (“DIAN”); increases the Republic’s ability to collect fiscal revenues; promotes formal employment; incentivizes large-scale investments that create more than 250 new jobs; and promotes incentives for investments in sectors of the Orange Economy.

The 2018-2022 Plan includes programs aimed at promoting and developing the various sectors of the Orange Economy. Additionally, the 2018-2022 Plan includes programs for (i) improved digital and technological development; (ii) development of small and medium agricultural producers; (iii) fiscal incentives for entrepreneurship activities; (iv) efficient public spending and (v) social programs aimed at reducing poverty.

On October 16, 2019, Congress approved the Budget Law for the year 2020 with a total budget of Ps. 271.7 trillion and an increase in investment of Ps. 7.3 trillion.

On October 16, 2019, the Financing Law was declared unconstitutional by the Constitutional Court due to errors in the legislative approval process. The decision of the Constitutional Court was not retroactive. On October 22, 2019, the Government presented to Congress a tax reform bill aimed at replacing the Financing Law (the “Economic Growth Law”). On December 27, 2019, the President of the Republic signed the Economic Growth Law (Law No. 2010), after it was approved by Congress. The law seeks to continue promoting economic development and creates the basis for reducing inequality gaps in the country. The Economic Growth Law includes the same provisions from the Financing Law and in addition includes four measures that seek to benefit the most vulnerable in the population: (i) a VAT refund to the 20% poorest in the population; (ii) a gradual reduction in health contributions, from 12% to 4%, by retirees who receive a minimum pension salary; (iii) incentives for companies to hire young people; and (iv) three days a year without VAT.

On November 24, 2019, President Duque signed Law No. 2111, which created the “Grupo Bicentenario,” an independent legal entity linked to the Ministry of Finance. Grupo Bicentenario will serve as a financial holding entity overseeing the group of state entities that provide financial services, with the objective of expanding their portfolios, improving the quality of service, and protecting the savings and assets of Colombians.

On August 5, 2020, the Government submitted to Congress a bill aimed at improving investment and efficiencies in the use of funds obtained from the exploitation of natural resources. The bill seeks to promote the protection of the environment and promote science, technology and innovation.

On August 17, 2020, Colombia and the United States launched “Colombia Crece” aimed at strengthening the rule of law, fighting crime, investing in sustainable development and increasing access to basic utilities to vulnerable communities in Colombia. Under this program, the United States has pledged $84 million in aid.

Foreign Affairs and International Organizations

Colombia has established diplomatic relations with 187 countries. Colombia is a member of the United Nations, the IMF and the International Bank for Reconstruction and Development (the “World Bank”). On a regional level, Colombia is a member of the Organization of American States (“OAS”), the Organization of Caribbean States, the Inter-American Development Bank (“IADB”), the Caribbean Development Bank, the Latin American Economic System, the Association of Caribbean States, the Economic Commission for Latin America, Unión de Naciones Suramericanas and the Caribbean, Corporación Andina de Fomento, a multilateral development bank referred to as CAF, the Andean Parliament and the Andean Development Bank. Colombia is also a party to several trade and commodity agreements, including the Andean Community of Nations (formerly known as the Andean Pact), the Latin American Integration Association, the Union of Banana Exporting Countries, the International Sugar Association and the World Trade Organization. Colombia also has free trade agreements with the United States, Canada, Mexico, Chile, El Salvador, Guatemala, Honduras, Switzerland, Norway, Iceland, Liechtenstein, Venezuela, Peru, the European Union, South Korea, Costa Rica, Israel and Panama.

On May 30, 2013, the 34 member countries of the Organization for Economic Co-operation and Development (“OECD”) invited Colombia to initiate the accession process to the OECD. On September 19, 2013, the OECD approved a roadmap for Colombia’s accession, establishing the process and setting the terms for future membership. Colombia has committed to cooperate with OECD committees in areas such as investment; bribery in international commercial transactions; corporate governance; financial markets; insurance and private pensions; competition; taxes; environment; public governance; regulatory policy; regional development; statistics; economy; education; employment, labor and social affairs; health; trade; export credits; agriculture; science and technology; information technology and communications; among other areas.

On January 27, 2015, during a meeting in the Colombian embassy in Paris with then President Santos, the OECD Secretary General, Angel Gurría, delivered a document entitled “Colombia, political priorities for inclusive development”, aimed at promoting stronger, more inclusive and sustainable growth. The document includes recommendations on agricultural, environmental, information technology, communications, education and health matters. The former President confirmed that those recommendations will be included, to the extent possible, into the PDN. On May 25, 2018, the OECD invited Colombia to become a member of the organization. On January 8, 2019, President Duque enacted law 1950, which ratified the adhesion of the Republic to the OECD. On April 28, 2020, the Republic officially became a member of the OECD.

On February 27, 2006, the United States and Colombia concluded negotiations on a free trade agreement that sought to eliminate tariffs and other barriers to goods and services and to expand trade between the two countries. The agreement was approved by the Colombian Congress in June 2007 and by the United States Congress on October 12, 2011. President Obama signed the agreement into law on October 21, 2011. An implementation phase in Colombia was intended to verify that the agreement is consistent with Colombia’s legal system. Thereafter, the two governments exchanged diplomatic notes at the Summit of the Americas in Cartagena, and the free trade agreement entered into force on May 15, 2012.

On November, 25, 2008, the European Free Trade Association (“EFTA”) and Colombia concluded negotiations on a free trade agreement. The ratification of the agreement was done individually by each member country. The agreement was ratified in 2009 by Switzerland and Lichtenstein and in 2014 by Norway and Iceland.

On August 15, 2011, the free trade agreement between Colombia and Canada entered into force.

On June 6, 2012, Colombia, Chile, Mexico and Perú signed the framework agreement “Acuerdo de la Alianza del Pacífico” or the Pacific Alliance, and on February 10, 2014, the same countries signed framework protocols, which were approved in Colombia by Law 1721 of 2014 and Law 1746 of 2014, respectively. The Pacific Alliance is a regional integration mechanism, which has as its objective for member states to create attractive integrated markets and to provide greater international competitiveness.

On June 26, 2012, Colombia and Perú signed a free trade agreement with the European Union, which is currently in force.

On May 22, 2013, Colombia and Costa Rica signed a free trade agreement which increased Colombia’s commercial ties with the Central American nation. The agreement is currently in force.

On December 19, 2017, Colombian products, including automobiles, gained preferential trade tariffs access into the Mercosur market, the free trade association composed of Argentina, Brazil, Paraguay and Uruguay. This agreement, which became effective in July 2004, created a South American free trade area composed of 300 million inhabitants.

On May 31, 2018, Colombia joined the North Atlantic Treaty Organization (“NATO”) as a global partner.

On August 27, 2018, Colombia notified the Union of South American Nations (“UNASUR”), of its intent to withdraw from the international body.

On October 4, 2018, Law No. 1939 was enacted into law by President Duque. Law 1939 implements the double taxation treaty signed on November 2, 2016 between the United Kingdom and the Republic. The main objective of the treaty is to prevent fiscal fraud.

Venezuelan Crisis

On August 22, 2015, President Nicolás Maduro of Venezuela declared a state of emergency in certain parts of the border with Colombia and closed them due to alleged violence and smuggling. Certain Colombians who had been living in Venezuela in the areas affected by the state of emergency have been deported. On September 7, 2015, then President Santos signed Decree No. 1770 of 2015, which placed 40 municipalities in seven departments near the border in a state of economic, social and ecological emergency as a response to the border crisis. The decree provides the Government with the authority to act in several areas in order to relieve the effects of the border closing. On August 11, 2016, the governments of Venezuela and Colombia agreed to reopen the border in a gradual, orderly and controlled manner. This process began with the opening of five access points between the two countries: the Simón Bolívar and La Unión bridges, in Norte de Santander; the José Antonio Páez bridge, in Arauca; Paraguachón, in La Guajira and Puerto Carreño, in Vichada.

Beginning in 2017, Venezuela began to experience a severe political, economic and humanitarian crisis that has impacted the Andean Region and Colombia in particular. The Government estimates that as of December 31, 2018, 1.2 million Venezuelans were living in Colombia in search of work, housing and food security, an increase from 0.2 million in May of 2017.

On August 21, 2018, Foreign Affairs Minister, Carlos Holmes Trujillo, met with governors and representatives of Departments bordering Venezuela with the aim of addressing the refugee and humanitarian crisis in Venezuela. The Government plans to implement the following three strategies:

•	Local: Provide access to health, education, safety and housing to Venezuelan refugees;

•	Regional: Jointly address the refugee crisis in coordination with other regional countries; and

•	Multilateral: Request assistance from the OAS.

On November 23, 2018, the Department of National Planning published CONPES 3950 (“CONPES 3950”), aimed at addressing the influx of Venezuelan migrants. The action plan aims to provide health care and education to Venezuelan migrants. The plan further provides for increased attention to children and the elderly. The provision of water, food and housing is also addressed. A total of Ps. 422.8 million have been directed for these purposes.

In its report of June 2019, (the “2019 Report”) the Comite Consultivo de la Regla Fiscal (the “Fiscal Rule Advisory Council”) recommended that the Government budget an additional deficit of 0.5%, 0.4%, 0.3%, 0.2% and 0.1% of GDP for 2019, 2020, 2021, 2022 and 2023, respectively, in order to address the influx of Venezuelan migrants. During the first eight months of 2019, Colombia received $96 million in foreign aid to address the Venezuelan migrant crisis.

On January 23, 2019, the Government of Colombia recognized and expressed its full support to the President of the National Assembly, Juan Guaidó, who was designated as interim president of the Bolivarian Republic of Venezuela. Additionally, the Government ratified the decision to continue to strongly support the recovery of democracy in Venezuela. Colombia is a member of the Lima Group, a group of 14 western hemisphere nations that has recognized the Guaidó administration and is proposing efforts to reinstall democracy in Venezuela.

According to the Director of Migración Colombia, as of May 21, 2020, there are 1,825,000 Venezuelans in Colombia, some of whom have demonstrated a desire to return to Venezuela. Around 62,000 Venezuelans have already returned to Venezuela through a humanitarian return process led by the Government with the cooperation of regional authorities, the Attorney General’s Office and the Ombudsman’s Office.

On May 26, 2020, the international donors conference in solidarity with Venezuelan refugees and migrants was held. Delegates from more than 60 countries, as well as from United Nations agencies, such as the Office of the United Nations High Commissioner for Refugees (UNHCR) and the International Organization for Migration (IOM), and financial institutions, participated in the online meeting and pledged a total of 2,544 million euros in contributions for the countries who received most of the Venezuelan refugees, including Colombia, to address their living conditions.

ECONOMY

Methodology

In 2018, DANE implemented an updated methodology based on 2015 constant pesos instead of 2005 constant pesos. The new methodology will reflect the economic activity of the Republic and provide useful information for policy and decision making. In developing the methodology, DANE followed the guidance and recommendations from the United Nations System of National Accounts, the OECD and the IMF.

Gross Domestic Product

Real GDP grew by 3.0%, 2.1% and 1.4% in 2015, 2016 and 2017 respectively, and, based on preliminary figures, by 2.5% in 2018 and 3.3% in 2019.

The following factors contributed to the growth in 2019:

•	higher public consumption at an annual rate of 4.3% compared to 2018, representing 15.9% of GDP; and

•

higher private consumption at an annual rate of 4.5% compared to 2018, representing 69.7% of GDP, due to high consumer spending; wholesale retail and public administration and defense; compulsory affiliation social security plans; education; health and social services activities.

The services sector has traditionally been the largest sector of the Colombian economy. In 2019, the services sector increased by 4.3% in real terms and represented 58.1% of GDP. The manufacturing sector increased by 1.6% in real terms in 2019 and represented approximately 11.9% of GDP in 2019. Agriculture, livestock, fishing, forestry and hunting have also traditionally played an important role in the Colombian economy. Production in this sector increased by 1.9% in real terms in 2019, and the sector accounted for 6.2% of GDP in 2019. Construction activity decreased by 2.0% in real terms in 2019 and accounted for 6.5% of GDP in 2019. Mining (including oil) increased by 2.1% in real terms in 2019 and represented 5.0% of GDP in 2019. Electricity, gas and water grew by 2.8% in real terms in 2019 and represented 3.0% of GDP in 2019.

Gross fixed public investment, which represented 15.9% of 2019 GDP, registered a 4.3% increase in real terms in 2019. Gross fixed private investment, which represented 69.7% of GDP in 2019, increased by 4.5% in real terms in 2019 compared to a 3.0% increase in real terms in 2018.

Impact of Oil Prices

The mining and quarrying sector (including oil) is a significant contributor to the Colombian economy and a principal source of exports. The mining and quarrying sector contracted 1.1%, 2.9%, 5.8% in real terms in 2015, 2016 and 2017 respectively. According to the preliminary figures, the mining and quarrying sector contracted 1.9% in real terms in 2018 and increased 2.0% in 2019. According to the preliminary figures, the mining and quarrying sector increased 4.8%, 0.8%, 0.9% and 1.8% in the first, second, third and fourth quarters of 2019, respectively. Oil and its derivatives accounted for 40.4% of total exports in 2015, 34.0% of total exports in 2016, 34.5% of total exports in 2017, 40.1% in 2018 and 40.0% in 2019.

The following tables set forth real GDP and demand as well as the composition and annual percentage growth rates of real GDP and demand for the five years ended December 31, 2019.

Real GDP

(In millions of constant 2015 pesos)

	2015	2016	2017	2018(1)	2019
GDP	Ps. 804,692,000	Ps. 821,489,000	Ps. 832,656,000	Ps. 853,600,000	Ps. 881,429,210
Add: Imports of Goods and Services	182,750,000	176,279,000	178,075,000	188,389,000	203,651,769
Less: Exports of Goods and Services	125,936,000	125,673,000	128,902,000	129,998,000	133,340,087
Private Consumption	Ps. 551,013,000	Ps. 559,739,000	Ps. 571,235,000	Ps. 588,418,000	Ps. 614,603,982
Public Consumption	119,188,000	121,362,000	125,783,000	134,626,000	140,352,548
Total Consumption	670,201,000	681,101,000	696,973,000	722,941,000	754,851,255
Gross Fixed Investment(2) (3)	191,305,000	190,994,000	184,948,000	188,929,00	196,990,000

Totals may differ due to rounding,

1:	Preliminary figures.
2:	Investment is defined as gross fixed capital formation plus changes in inventory.
3:	Information compiled from macroflows calculated by the General Directorate of Macroeconomic Policy – Ministry of Finance.

Source: DANE.

	2015	2016	2017	2018(2)	2019(2)	2015	2016(2)	2017(2)	2018(2)	2019
GDP	100.0%	100.0%	100.0%	100.0%	100.0%	3.0%	2.1%	1.4%	2.5%	3.3%
Add: Imports of Goods and Services	22.7%	21.5%	21.4%	22.1%	23.1%	(1.1)%	(3.5)%	1.0%	5.8%	8.1%
Less: Exports of Goods and Services	15.7%	15.3%	15.5%	15.2%	15.1%	1.7%	(0.2)%	2.6%	0.9%	2.6%

Private Consumption	68.5%	68.1%	68.6%	68.9%	69.7%	3.1%	1.6%	2.1%	3.0%	4.5%
Public Consumption	14.8%	14.8%	15.1%	15.8%	15.9%	4.9%	1.8%	3.6%	7.0%	4.3%

Total Consumption(5)	83.3%	82.9%	83.7%	84.7%	85.6%	3.4%	1.6%	2.3%	3.7%	4.4%
Gross Fixed Investment(5)	23.8%	23.4%	23.2%	22.2%	22.3%	(1.2)%	(0.2)%	(3.2)%	3.5%	4.5%

Totals may differ due to rounding.

1:	Calculated using constant 2015 pesos.
2:	Preliminary figures.
3:	Includes the purchase of goods made abroad by residents and excludes that of non-residents made in Colombia.
4:	Information compiled from macroflows calculated by the General Directorate of Macroeconomic Policy – Ministry of Finance.
5:

Investment is defined as gross fixed capital formation plus changes in inventory. Information compiled from macroflows calculated by the General Directorate of Macroeconomic Policy – Ministry of Finance.

Source: DANE.

Principal Sectors of the Economy

The following table sets forth the composition of Colombia’s GDP by economic sector, in constant pesos and percentage terms, for the five years ended December 31, 2019.

Real GDP by Sector

(In millions of constant 2015 pesos)

	2015	% of Total	2016(1)	% of Total	2017(1)	% of Total	2018	% of Total	2019	% of Total
Agriculture, Livestock, Fishing, Forestry and Hunting
Agriculture and Livestock	44,903,000	5.6	46,246,000	5.6	49,038,000	5.9	50,142,000	5.9	50,964,040	5.8
Fishing, Forestry and Hunting	3,221,000	0.4	3,195,000	0.4	3,151,000	0.4	3,281,000	0.4	3,481,532	0.4
Total Agriculture	48,124,000	6.0	49,441,000	6.0	52,198,000	6.3	53,442,000	6.3	54,449,055	6.2
Manufacturing	99,789,000	12.4	103,006,000	12.5	101,110,000	12.1	102,872,00	12.1	104,524,000	11.9
Mining and quarrying(2)	47,627,000	5.9	46,253,000	5.6	43,592,000	5.2	42,777,000	5.0	43,653,320	5.0
Electricity, Gas and Water	24,599,000	3.1	24,597,000	3.0	25,303,000	3.0	25,948,000	3.0	26,676,000	3.0
Construction	58,042,000	7.2	60,125,000	7.3	58,986,000	7.1	58,749,000	6.9	57,595,000	6.5
Services
Transportation, Retail, Storage, Restaurants and Hotels	135,429,000	16.8	139,066,000	16.9	141,658,000	17.0	145,503,000	17.0	152,496,000	17.3
Communications	23,961,000	3.0	23,804,000	2.9	23,758,000	2.9	24,440,000	2.9	24,867,000	2.8
Financial Services	34,696,000	4.3	35,726,000	4.3	37,651,000	4.5	38,988,000	4.6	41,214,000	4.7
Housing	69,825,000	8.7	72,289,000	8.8	74,495,000	8.9	76,471,000	9.0	78,743,000	8.9
Professional, scientific and technical activities	57,392,000	7.1	55,995,000	6.8	56,810,000	6.8	58,975,000	6.9	61,141,000	6.9
Public Administration and Defense, Social Health and Education, Domestic Services	112,077,00	13.9	116,198,000	14.1	120,223,00	14.4	125,714,00	14.7	131,837,000	15.0
Recreation, Cultural, Sports and Other Services	18,982,000	2.4	20,034,000	2.4	20,456,000	2.5	20,927,000	2.5	21,640,000	2.5
Total Services	452,363,00	56.0	463,124,000	56.0	475,051,00	57.0	491,018,00	58.0	511,938,000	58.1
Plus: Duties and Tariffs on Imports	74,149,000	9.2	74,955,000	9.1	75,773,000	9.1	77,999,000	9.1	81,566,000	9.3
Real GDP	804,692,00	100	821,489,000	100	832,656,00	100	853,600,00	100	881,429,000	100

Totals may differ due to rounding.

1:	Preliminary figures.
2:	Includes petroleum.

Source: DANE.

The following table sets forth the annual change in Colombia’s real GDP by sector for the five years ended December 31, 2019.

Real GDP Growth by Sector(1)

	2015	2016	2017	2018(2)	2019(2)
Agriculture, Livestock, Fishing, Forestry and Hunting
Agriculture and Livestock	4.6%	3.0%	6.0%	2.3%	1.6%
Fishing, Forestry and Hunting	0.4%	(0.8)%	(1.4)%	4.1%	6.1%
Total Agriculture	4.3%	2.7%	5.6%	2.4%	1.9%
Manufacturing	2.0%	3.2%	(1.8)%	1.7%	1.6%
Mining and Quarrying(3)	(1.1)%	(2.9)%	(5.8)%	(1.9)%	2.0%
Electricity, Gas and Water	(0.7)%	0.0%	2.9%	2.5%	2.8%
Construction	6.3%	3.6%	(1.9)%	(0.4)%	(2.0)%
Services
Transportation, Storage, Retail, Restaurants and Hotels	3.3%	2.7%	1.9%	2.7%	4.8%

	2015	2016	2017	2018(2)	2019(2)
Communications	1.3%	(0.7)%	(0.2)%	2.9%	1.7%
Financial Services	8.0%	3.0%	5.4%	3.6%	5.7%
Housing	3.2%	3.5%	3.1%	2.7%	3.0%
Professional, scientific and technical activities	(0.2)%	(2.4)%	1.5%	3.8%	3.7%
Public Administration and Defense, Social Health and Education, Domestic Services	5.3%	3.7%	3.5%	4.6%	4.9%
Recreation, Cultural, Sports and Other Services	4.2%	5.5%	2.1%	2.3%	3.4%
Total Services	3.6%	2.0%	3.0%	3.0%	4.0%
Plus: Duties and Tariffs on Imports	1.7%	1.1%	1.1%	2.9%	4.6%
Real GDP	3.0%	2.1%	1.4%	2.5%	3.3%

Totals may differ due to rounding.

1:	Calculated using constant 2015 pesos.
2:	Preliminary figures.
3:	Includes petroleum.

Source: DANE.

Agriculture, Livestock, Fishing, Forestry and Hunting

Colombia’s tropical climate and range of altitudes are conducive to a wide variety of agriculture. Coffee, sugarcane, flowers, bananas, potatoes and plantains have traditionally been considered the most important products. In 2019, the combined sectors of agriculture (including coffee), livestock, fishing, forestry and hunting (the “total agriculture” sector) comprised, in the aggregate, 6.2% of total GDP. Total agriculture sector production increased by 1.9% in real terms in 2019, compared to a 2.4% increase in 2018. The non-agricultural and livestock sub-sector accounted for 0.4% of GDP in 2019, increasing by 6.1% in 2019, compared to an increase of 4.1% in 2018. In 2019, the agricultural sub-sector comprised 5.8% of GDP, increasing by 1.6% in real terms, compared to an increase of 2.3% in 2018.

Coffee production (excluding coffee processing) represented 0.7% of GDP in 2019, a 10.5% increase in real terms, compared to an increase of 0.8% in 2018. The price of coffee exported by Colombia increased by 15.8% in 2019, from Ps.741,000 per 125 kgs in 2018 to Ps.999,129 per 125kgs in 2019. Coffee exports accounted for 5.8% of total merchandise exports in 2019, and the volume of coffee exports increased by 0.6% in 2019, compared to 2018.

The National Coffee Fund stabilizes domestic coffee prices. The fund is a trust account created by law for the primary purpose of stabilizing coffee growers’ income by reducing the volatility caused by international prices. The fund is managed by the National Coffee Growers’ Committee, which is comprised of representatives of coffee producers, the Minister of Finance, the Minister of Agriculture and Rural Development, the Minister of Commerce, Industry and Tourism and the Director of the National Planning Department. This committee, subject to a veto right by the Minister of Finance, periodically establishes an internal coffee price paid to local growers. To the extent that export prices, adjusted for transportation and insurance costs, exceed or fall below the established internal price for coffee, the National Coffee Fund accumulates a surplus or deficit. In 2015, the fund registered a fiscal surplus of Ps. 254 billion due to increased production during the month of December registering an increase of 34% compared to the same month in 2014. In 2016, the fund registered a fiscal surplus of Ps. 389 billion due to an increase in revenues registering an increase of 53% compared to the surplus in 2015. In 2017, the fund registered a fiscal surplus of Ps. 787 billion due to an increase in revenue, registering an increase of 102% compared to the surplus in 2016. In 2018, the fund registered a fiscal deficit of Ps. 148 billion due to an increase in costs. According to preliminary figures, in 2019 the fund registered a fiscal deficit of Ps. 66 million. The estimate for 2020 is a surplus of Ps. 69 million.

Banco Agrario (the successor to the liquidated Caja Agraria) made disbursements of Ps. 5.7 trillion in 2015, Ps. 6.8 trillion in 2016, Ps. 5.7 trillion in 2017, Ps. 5.7 trillion in 2018 and Ps. 6.8 trillion in 2019, with a total loan portfolio of Ps. 13.9 trillion as of December 31, 2019, compared to a total loan portfolio of Ps. 12.9 trillion on December 31, 2018, Ps. 12.9 trillion on December 31, 2017, Ps. 13.1 trillion on December 31, 2016 and Ps. 11.6 trillion on December 31, 2015.

In 2015, disbursements of the Fondo para el Financiamiento del Sector Agropecuario (“Finagro”), totaled Ps. 8.5 trillion, an increase of 4.6% compared to 2014. In 2016, disbursements totaled Ps. 10.4 trillion, an increase of 22.3% compared to 2015. In 2017, disbursements totaled Ps. 14.8 trillion, an increase of 52% compared to 2016. In 2018, disbursements totaled Ps. 15.3 trillion, an increase of 3.3% compared to 2017. In 2019, disbursements totaled Ps. 19.3 trillion, an increase of 26% compared to 2018.

Manufacturing

Manufacturing sector production increased by 1.6% in 2019 and accounted for 11.9% of 2019 GDP. The seven main categories within the manufacturing sector experienced positive real growth in 2019. The category that experienced the largest increase was wood and cork, except furniture; paper, cardboard and printing activities, which increased by 3.1%.

The following table summarizes the composition of the manufacturing sector output and sets forth the rates of real growth for each sector for the periods indicated.

Composition and Real Growth of the Manufacturing Sector(1)

	% GDP Manufacturing					Real Growth
	2015	2016(2)	2017(2)	2018(2)	2019	2015	2016	2017(2)	2018(2)	2019
Food products; Drinks and Tobacco	3.4%	3.4%	3.4%	3.4%	3.3%	2.1%	2.4%	0.2%	2.7%	2.9%
Textiles Articles; Leathers; Footwear; Suitcases and Handbags	1.3%	1.3%	1.3%	1.2%	1.2%	0.4%	4.6%	(2.8)%	(0.9)%	1.7%
Wood and Cork, except furniture; Paper, Cardboard and Printing Activities	0.8%	0.8%	0.8%	0.8%	0.8%	4.8%	5.9%	(0.2)%	1.2%	3.1%
Petroleum Refining Products, Chemical, Pharmaceuticals, Medicinal Products	4.4%	4.5%	4.5%	4.4%	4.3%	2.2%	4.3%	0.1%	1.3%	0.5%
Basic Metal Products, Machinery and Equipment and Other Machinery and Electric Equipment	1.9%	1.9%	1.6%	1.7%	1.6%	1.0%	1.8%	(10.1)%	2.9%	1.3%
Furniture and Related Products	0.7%	0.7%	0.7%	0.7%	0.6%	3.2%	(0.9)%	(2.3)%	2.9%	1.7%
Total	12.4%	12.5%	12.1%	12.1%	11.9%	2.0%	3.2%	(1.8)%	1.7%	1.6%

Totals may differ due to rounding.

1:	Calculated using constant 2015 pesos.
2:	Preliminary figures.

Source: DANE.

Mining and Quarrying

Colombia holds substantial reserves of petroleum, natural gas, coal, minerals, precious metals and precious and semi-precious stones, including nickel, gold, silver, platinum and emeralds. It is among the world’s leading exporters of emeralds, gold and coal. According to statistics compiled by DANE, the mining and quarrying sector as a whole (including the petroleum industry) accounted for approximately 5.0% of GDP in 2019, compared to 5.0% in 2018. Mining and quarrying sector production increased by 2.0% in 2019, compared to a decrease of 1.9% in 2018.

The Republic owns all oil and gas reserves within the territory of Colombia. Until 1974, the Government entered into concession contracts which allowed private companies to exploit oil or gas fields for limited periods of time (usually 20 years). From 1974 to 2003, Ecopetrol, the Government-owned oil company, exploited these reserves either directly or in association with private companies.

On July 25, 2007, the Government announced a public offering of 20% of the shares of Ecopetrol The newly issued shares, representing 10.1% of total shares, were offered from August 27, 2007 through September 25, 2007, to active employees, pension funds, cooperatives, mutual funds and Colombian citizens. On September 25, 2007, Ecopetrol received Ps. 5.7 trillion for all the offered shares. The proceeds from the sale were used to invest in exploration, exploitation of hydrocarbons, and modernization and development of biofuels. As of December 31, 2019, the Government owned 88.5% of Ecopetrol’s shares.

In October 2012, Ecopetrol transferred its direct interests in Ocensa, ODC, Oleoducto Bicentenario, ODL and Serviport to Cenit Transporte y Logística de Hidrocarburos S.A.S. (“Cenit”). On April 1, 2013, Ecopetrol transferred its hydrocarbon transport and logistics assets (crude oil and multiproduct pipelines and loading and unloading facilities) to Cenit, and Cenit started its operations as owner of the transportation and logistics infrastructure. On January 1, 2014, Ecopetrol transferred its port concessions and assets to Cenit.

On April 1, 2013, Ecopetrol entered into a number of contracts with Cenit in order to establish their operating relationship. Pursuant to transportation and service agreements, Cenit provides to Ecopetrol, for a term of 30 years, hydrocarbon and refined product transportation, storage, loading and unloading and logistics services through the transportation assets that were transferred to it as an in-kind capitalization. Ecopetrol also entered into an operation and maintenance agreement with Cenit pursuant to which Ecopetrol is in charge of the operation and maintenance of the transportation assets for a term of 15 years. In return, Cenit will pay Ecopetrol a variable monthly payment for the services rendered. The companies also entered into a project management agreement, pursuant to which Ecopetrol provides project management services on market terms to Cenit for a term of 15 years.

In December 2014, Ecopetrol received authorization from the Superintendency of Ports to merge its wholly-owned subsidiary EPI into Cenit. The merger was completed on December 19, 2014, adding Ps. 1 billion in assets to Cenit. As a result of the merger, Cenit is now a direct wholly-owned subsidiary of Ecopetrol.

Under Colombia’s royalty system, the national, departmental and municipal governments share a royalty on all crude oil and natural gas production. For most of Ecopetrol’s oil field exploration and exploitation contracts, the royalty is equal to 20% of the total value of the oil production from the field. Concession contracts, however, individually provide a royalty percentage which is unique to each contract. In 1999, a modification to the royalty system established a sliding royalty percentage linked to the level of production for oil fields discovered after July 29, 1999. Under the various contract arrangements discussed below between Ecopetrol and private companies, it is customary for Ecopetrol to calculate its own share of production after payment of the royalty. Law 756 of 2002 further modified the oil royalties system towards encouraging oil exploration in small- and medium-size fields. This law establishes variable royalties ranging from 8% for fields producing up to 5,000 barrels per day to 25% for fields producing in excess of 600,000 barrels per day. Legislative Act 40 of 2019 reformed the royalty system and established a new distribution allocation as follows: 37% for direct allocations; 28% for the Regional Development Fund and the Regional Compensation Fund; 8% for the Science, Technology and Innovation Fund; 10% for territorial pension savings; 14% for the Savings and Stabilization Fund; 1% for the Royalty Monitoring, Follow-up, Control and

Evaluation System; 1% for the operation of the General Royalty System; 0.5% for the control of royalties from the exploitation of the deposits; and 0.5% for the municipalities of the Magdalena River and Canal del Dique. Of the total resources destined to the Regional Development and Regional Compensation Funds, 60% will go to the Regional Compensation Fund and 40% to the Regional Development Fund. Of the total resources destined for direct allocations, 80% will go to productive entities and 20% to river and sea ports.

To address the country’s exploration and production needs, Colombia has modified the contractual regime governing the exploration, development and production of hydrocarbons on a number of occasions since its introduction in 1970. The exploration and production contracts entered into with Ecopetrol’s business partners set forth the production split, the length of the exploration and production terms, and royalty payments.

Ecopetrol conducts its exploration and production business through a variety of types of contractual arrangements with the Colombian government or with third parties. A general description of each type of contractual arrangement to which Ecopetrol was a party as of December 31, 2019 is set forth below.

Risk-Participation Contracts

Under these contracts, Ecopetrol assumes 20% of the exploration costs and risks at the beginning of the second year in exchange for a larger participation in the future production and equal representation on the executive committee of the joint venture. As of December 31, 2019, Ecopetrol had no risk participation contracts in effect.

Association Contracts – (previously known as DIPAs)

The purpose of this type of contract, created by Decree 2310 of 1974, is the exploration of the areas covered by the contract, and the exploitation of hydrocarbons found in that area. This type of contract, together with E&P contracts and Special Contracts (Casabe, La Cira and Teca-Cocorná fields) which are described below, are the most significant in terms of the company’s production and proved reserves.

Under association contracts, the exploratory risk is assumed entirely by Ecopetrol’s contractual partner, the associate. If there is a discovery and Ecopetrol agrees that the relevant field is commercially viable, Ecopetrol will participate in the field’s development. A joint account will be created, and Ecopetrol and the partner will participate in the expenses and investments in the proportions established in the corresponding contract. Ecopetrol will reimburse the direct exploratory expenses incurred by the contractual partner in the proportions established by the contract.

If Ecopetrol does not believe that the relevant field is commercially viable, the partner has the right to execute on its own all activities considered necessary for the field’s exploitation as a “sole risk operation,” and to be reimbursed for a defined percentage of all investments for such sole risk operation in accordance with the corresponding contract. Every association contract provides for an executive committee that makes all technical, financial and operational decisions if Ecopetrol has agreed that a field is economically viable. All major decisions of this committee must be made unanimously by the parties.

The maximum term of an association contract is 28 years. The first six years of the contract are for the exploratory phase, and are extendible for 1 or 2 more years at the partner’s request. The remaining time is for the exploitation phase. As of December 31, 2019, Ecopetrol had 41 association contracts in effect.

Incremental Production Contracts – (previously known as SIPAs)

Ecopetrol enters into incremental production contracts to obtain additional hydrocarbon production beyond a base production curve that is established based on the proven reserves of a specific field or well. Under this type of arrangement, Ecopetrol owns 100% of the hydrocarbons defined by the base production curve. The incremental production (i.e., the hydrocarbon volume obtained beyond the basic production as a result of investment activities), will be owned by the parties to such incremental production contract in the proportions established by such contract.

The initial phase of an incremental production contract has a term of up to 3 years, in which the contractual partner executes an initial work program approved by Ecopetrol in order to gain the right (but not the obligation) to continue with the second phase. If Ecopetrol S.A.’s partner decides to continue with the project for the second phase (the complementary phase), it must inform Ecopetrol in writing no later than 90 days prior to the termination date of the initial phase and deliver a proposed development plan for each covered field.

The second phase is the production phase and has a maximum term of 22 years minus the length of the initial phase. Incremental production contracts provide for an executive committee that is responsible for taking all decisions in order to approve, control and supervise all operations that take place during the duration of the contract. These contracts also provide for a steering committee, which is responsible for the supervision of the execution of the work programs, the annual budget and other items. As of December 31, 2019, there were four incremental production contracts in effect.

Shared-Risk Production Contracts

Under these contracts, Ecopetrol remains as operator of the field and assumes responsibility for 50% of all investments and costs. Private companies submit bids to enter into agreements with Ecopetrol based upon the production percentage they will assign to Ecopetrol. The successful bidder has the right to enter into the shared risk contract with Ecopetrol. As of December 31, 2019, Ecopetrol had one shared risk production contract in effect.

Risk Service Production Contracts

Ecopetrol began using risk service production contracts in January 1998 to increase production through the use of new technologies in crude oil fields then operated by Ecopetrol’s partners. All investments in new technologies were made by its partners who received a previously specified fee per barrel. As of December 31, 2019, Ecopetrol had no risk service contracts outstanding.

Discovered Undeveloped Fields Contracts

Ecopetrol has entered into discovered undeveloped fields contracts to promote exploration by private companies of both undeveloped and inactive fields. Under these contracts, the contracting party assumes all costs and expenses for the development and operation of a field in exchange for a certain amount of production. As of December 31, 2019, Ecopetrol did not have any discovered undeveloped fields contracts in effect.

Ecopetrol invested approximately Ps. 117.1 billion in technological improvements in 2019. Among these improvements are: specialized technological support for exploration and production; increased recovery factor and well productivity; dilution strategies for transport of crude oil; process optimizations and advanced control in refinery plants; implementation of roadmaps information technologies; application of technical standards refineries, research and production of biofuels, and implementation of best knowledge practices and solutions. Each year Ecopetrol presents to the Colombian Institute for the Development of Science and Technology (Instituto Colombiano para el Desarrollo de la Ciencia y la Tecnología, or COLCIENCIAS) its research, technology development projects and innovation initiatives in order to obtain certification for its science and technology investments. COLCIENCIAS certifies science and technology investments, which are deductible from income tax. In 2015, Ecopetrol obtained U.S.$28 million in tax benefits from their science and technology investments that COLCIENCIAS certified in previous years. As of December 31, 2015, Ecopetrol signed 34 technology cooperation agreements, in which it invested Ps. 16 billion. In 2019, Ecopetrol obtained U.S.$1.4 million in science and technology-related tax benefits certified by COLCIENCIAS. Ecopetrol currently holds 93 patents in Colombia, the United States, Mexico, Russia, Peru, Venezuela, Ecuador, Brazil, Nigeria, Indonesia, and Malaysia.

Current Joint Venture Contractual Regime

In 2004, the Government granted authority to ANH to enter into exploration and production contracts under a different exploration and production contractual arrangement. Ecopetrol became an operator like any other company, competing with all other regional and international oil companies in Colombia for exploration and production opportunities under the same conditions and without any special rights. Decree Law 1760 of 2003 gave Ecopetrol the right to maintain in effect all contracts that the company had entered into prior to January 1, 2004, as well as to have absolute discretion as to whether or not such contracts would be extended after their stated termination dates. If Ecopetrol decided not to extend the contracts, the production rights and assets related to the relevant block would revert to Ecopetrol, and Ecopetrol would have the right, at no additional cost, to exploit the associated reserves indefinitely. Contracts entered into by Ecopetrol after January 1, 2004 that are not extended by ANH would revert to ANH and not to Ecopetrol.

In 2004, ANH introduced two new model contracts to replace the previously used joint venture contracts: the exploration and production contract and the technical evaluation agreement.

Exploration and Production Contracts. Under exploration and production contracts, the contractor, including Ecopetrol, undertakes all exploration and production activities. The contractor also assumes all risks and costs of exploration and is the sole owner of all production and assets involved in the exploration and production activities for the term of the contract. There is no partnership or joint venture between the contractor and ANH.

Technical Evaluation Agreements. The scope of the technical evaluation agreements is limited to exploration activities. Under this type of agreement, the contractor can evaluate a specific area and decide whether or not it will enter into an exploration and production contract. The contractor assumes all risks and costs of the activities and operations.

Ecopetrol entered into several agreements or “Convenios” with ANH in areas directly operated by Ecopetrol, where Ecopetrol holds total exploration and production rights up to the point when revenue from the well falls below the costs of operations set by the company (the “economic limit”).

When the joint venture contracts agreed before December 31, 2003 expire, Ecopetrol is required to enter into agreements with ANH pursuant to Article 2 of Decree 2288 of 2004. The purpose of these agreements is to define the terms and conditions under which Ecopetrol can exercise its exclusive right of exploration and production of hydrocarbons—granted by Decree Law 1760 of 2003—in the agreement area until the economic limit of the area covered by the contract has been reached.

Ecopetrol has entered into a number of exploration and production contracts with regional and international oil companies.

Between 2013 and 2016, Ecopetrol issued bonds in the international capital markets in an aggregate principal amount of U.S.$7.7 billion for general corporate purposes, including capital expenditures. No bonds were issued between 2017 and 2019.

As of December 31, 2019, Colombia’s proven crude oil reserves totaled approximately 2,041 million barrels and Colombia’s proven gas reserves totaled an estimated 3.2 trillion cubic feet. The following table sets forth Colombia’s proven crude oil and natural gas reserves at the dates indicated.

Proven Reserves of Colombia(1)

	As of December 31,
	2015	2016	2017	2018	2019
Crude Oil (millions of barrels)	2,002	1,665	1,782	1,958	2,041
Natural Gas (trillions of cubic feet)(2)	4.4	4.0	3.9	3.8	3.2

1:

“Proven reserves” are defined as the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs. In the case of reserves to which Ecopetrol has the sole right of development, Ecopetrol estimates proven reserves in accordance with the methodology promulgated by the Society of Petroleum Engineers. While this methodology permits such estimates to be based on assumptions regarding future economic and operating conditions (including prices and costs), Ecopetrol includes as proven reserves only those reserves that, at the date of estimation, are recoverable under existing economic and operating conditions. Ecopetrol estimates its share of reserves that are to be developed pursuant to joint venture contracts using the same methodology as employed in the calculation of direct reserves, based on seismic, geological and other technical data supplied by the respective operators and reviewed by Ecopetrol’s petroleum engineers.

2:	Corresponds to gas with concrete commercial viability.

Source: ANH

Colombia’s proven energy reserves in 2019 included approximately 907 million tons of coal, 2,041 million barrels of crude oil and 3.2 trillion cubic feet of natural gas, including natural gas with concrete commercial viability and natural gas that can be used for oil extraction purposes.

Beginning in 2002, exploration activity has generally increased as a result of higher investments in operations by Ecopetrol, as well as reforms to the standard terms of exploration and production contracts (as discussed above) that have attracted investors, but in 2012 total seismic exploration decreased to 18,205 kilometers. In 2013, total seismic exploration increased to 28,529 kilometers. In 2014, total seismic exploration increased to 40,473 kilometers. In 2015, total seismic exploration increased to 32,681 kilometers. In 2016, total seismic exploration increased to 39,766 kilometers. In 2017, total seismic exploration decreased to 1,588.8 kilometers. The drilling of exploration oil wells generally increased from 2009 to 2012 but decreased slightly in 2013 and 2014. In 2015, the number of oil wells drilled decreased to 25. In 2016, the number of oil wells drilled decreased to 21. In 2018, the number of oil wells drilled increased to 48. In 2019, Ecopetrol drilled 7 oil wells.

Production of crude oil in Colombia increased from an average of 865 thousand barrels per day in 2018 to 885 thousand barrels per day in 2019. Ecopetrol’s direct production accounted for approximately 724.8 thousand barrels per day or 62% of the total crude oil production in 2019.

Of the 885 thousand barrels of crude oil produced per day in 2019, approximately 62.8% were exported, compared to 74.8% of total crude oil production in 2018. Ecopetrol was responsible for exporting 45.8% of the total crude oil produced by Colombia in 2018, compared to 44.1% in 2018. The value of Colombia’s exports of crude oil and derivatives in 2019, according to balance of payments statistics, totaled approximately $16.0 billion, a 1.5% decrease from 2018 . The decrease was due to a decrease in price. The average export price of crude oil in 2019 for Ecopetrol was $58.6 per barrel compared with $63.2 per barrel in 2018 and $47.8 per barrel in 2017. Ecopetrol’s average daily volume of exports of crude oil in 2019 was estimated at 405.4 thousand barrels per day, compared to average daily volume in 2018 of 392.4 thousand barrels per day. Since 1995, the Government has used a stabilization fund through which revenues from the Cusiana production are invested abroad in order to avoid the inflationary effects associated with large inflows of oil revenues into the country. For further details on the stabilization fund, see “Public Sector Finance—General” below.

In connection with its core activities of exploration and production of oil and gas, Ecopetrol has developed a network of pipelines used to transport crude oil, natural gas and oil products to domestic refineries, major distribution points and export facilities. The pipelines, some of which are wholly-owned by

Ecopetrol while others are owned jointly with joint venture partners or other companies, transport oil and gas owned by Ecopetrol, joint venture partners and concession operators. The 836-kilometer OCENSA pipeline, a joint venture among Ecopetrol, joint venture partners and other companies, was completed in February 1998. The pipeline transports crude oil from the Cusiana and Cupiagua and other nearby fields to the port of Coveñas. The pipeline maintained an average output of approximately 745 thousand barrels per day during 2017, 72.7% of which is owned by Ecopetrol. A subsidiary of Ecopetrol, Oleoducto Bicentenario, is in the second phase of construction of the Araguaney-Coveñas pipeline, which is expected to be the longest of its kind in Colombia. The first phase of the construction permits the transportation of at least 110 thousand barrels per day, with a pipeline of 230 kilometers in length and a diameter of 42 inches, connecting Araguaney to Banadía. The first phase of the contract was completed in March 2014.

The Government, with private sector participation, intends to substantially expand the natural gas pipeline network and the related infrastructure over the next several years. In 2014, the average daily production of natural gas by Ecopetrol reached 121 thousand barrels of oil equivalent per day (“boepd”), a 3% reduction when compared with 2014. On June 30, 2015, there was a suspension of natural gas exports due to termination of the sales contract to Venezuela, which has not since resumed. Colombia has three main natural gas production fields, Guajira, Cusiana and Cupiagua. The majority of Colombia’s natural gas is produced by joint ventures. In the Guajira field, Ecopetrol has partnered with Chevron. In the development of the Cusiana field, Ecopetrol’s partners are Equión and Sinochem Petroleum Exploration and Production. Ecopetrol directly operates the Cupiagua field, including the Cupiagua gas plant, which is connected with the Cusiana field through the Cupiagua-Cusiana gas pipeline. Of Colombia’s total natural gas production as of December 31, 2019, 15% was supplied from the Guajira field, 31% from the Cusiana field, 31% from the Cupiagua field and the remaining 23% from fields located in other regions.

The Tauramena joint venture expired on July 3, 2016. The Tauramena block is part of the Cusiana unified exploitation plan wherein as a consequence of the termination of the Tauramena joint venture Ecopetrol’s participation increased from 63.4% to 97.8%. Ecopetrol assumed the operation of the Cusiana unified exploitation plan upon the termination of the Tauramena joint venture.

In 2019, Ecopetrol’s gross gas production increased by 5.9% to 133.5 thousand boepd from 127.9 thousand boepd in 2018, primarily due to the rise in the production in the Cupiagua and Floreña field. In 2009, Ecopetrol continued its investments directed at increasing gas supply by investing in gas treatment plants and the Cusiana Liquefied Petroleum Gas (LPG) plant. In November 2005, Colombia and Venezuela entered into an agreement to build a two-way gas pipeline between the two countries. Under the agreement, the pipeline was to send 450 million cubic feet of natural gas per day from Colombia’s La Guajira region to Venezuela’s Paraguana peninsula during the first four years of service. At the end of that period, the pipeline’s flow was to be reversed with Venezuela supplying 150 million cubic feet of gas per day to Colombia from 2012 to 2028. The construction of the pipeline began on July 8, 2006 and was inaugurated on October 12, 2007. As of December 31, 2019, Ecopetrol’s main pipelines include Caño Limón-Coveñas, Oleoducto de Alto Magdalena (OAM) and Oleoducto de Colombia.

In 2015, eight new pilot projects were initiated with the aim of increasing the recovery factor through water injection and chemical injection, meeting the pilot projects goal that was originally set for the year. These pilot projects were developed in the following fields: Provincia, Tisquirama, Llanito, Chichimene, Castilla, Suria and Caracara. In 2016, Ecopetrol prioritized opportunities within its recovery factor increase program, keeping 18 active pilot projects in operation and developing an additional project. From the current pilot projects, 12 have resulted in an increase in production. Among these were pilot projects in the Castilla and Chichimene fields.

Construction

The construction sector grew by 6.3% and 3.6% in 2015 and 2016, respectively. In 2017 and 2018, the construction sector decreased by 1.9% and 0.4%, respectively. In 2019, the construction sector decreased by 2.0% due to a decrease in residential and non-residential buildings and in civil engineering projects.

Services

The services sector accounted for 58.1% of GDP in 2019. Activity in the services sector grew by 4.3% in real terms in 2019, following growth of 3.6%, 2.4%, 2.6% and 3.4% in 2015, 2016, 2017 and 2018 respectively. The following table shows the composition of the services sector for the years indicated.

Composition of Services Sector

	2015	2016	2017(1)	2018(1)	2019(1)
Transportation, Retail, Restaurants and Hotels	29.9%	30.0%	29.8%	29.8%	29.8%
Storage and Communications	5.3%	5.1%	5.0%	5.0%	4.9%
Financial Services	7.7%	7.7%	7.9%	7.9%	8.1%
Housing	15.4%	15.6%	15.7%	15.5%	15.4%
Professional, scientific and technical activities	12.7%	12.1%	11.9%	12.1%	11.9%
Public Administration and Defense, Social Health and Education, Domestic Services	24.8%	25.1%	25.3%	25.6%	25.8%
Recreation, Cultural, Sports and Other Services	4.2%	4.3%	4.4%	4.2%	4.2%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

1:	Preliminary figures.

Source: DANE.

The transportation, restaurants and hotels sub-sector grew by 4.8% in real terms in 2019, compared to a growth of 2.7% in 2018, and accounted for 17.3% of GDP in 2019. The financial services sub-sector grew by 5.7% in real terms in 2019, compared to an increase of 3.6% in 2018, and accounted for 4.7% of GDP in 2019. The storage and communications sub-sector increased by 1.7% in real terms in 2019, compared to a 2.9% increase in 2018, and accounted for 2.8% of GDP in 2019.

As of December 2019, there were approximately 204,000 kilometers of roads in Colombia. The public roads within Colombia are categorized as primary, secondary, tertiary or other roads. The primary network consisted of 17,317 kilometers of nationwide roads and expressways, which facilitates access to the capitals of the departments. The secondary network consisted of 44,399 kilometers of regional roads which connect smaller cities. The tertiary network consisted of 142,284 kilometers of roads which connect towns and other localities.

Over the last several years, the road concessions program has substantially increased the participation of private companies in the transportation sector. These concessions permit the construction of safer and more modern roadways. The transportation corridors to be constructed under these concessions will connect large industrial and agricultural centers, which are primarily located in the nation’s interior, with the most important Atlantic and Pacific ports. These corridors include the Bogotá–Santa Marta (“Ruta del Sol” concession) corridor, the Bogotá–Buenaventura corridor and the Caribbean road network. As of December 2019, road concessions consisted of 8,015 kilometers of roads.

With respect to the transportation, storage and communications sub-sector, Colombia had 14.7 telephone lines in service per 100 inhabitants on December 31, 2015; 14.6 telephone lines in service per 100 inhabitants on December 31, 2016; 14.2 telephone lines in service per 100 inhabitants on December 31, 2017, 14.0 telephone lines in service per 100 inhabitants on December 31, 2018 and 13.9 telephone lines in service per 100 inhabitants on December 31, 2019. Prior to 1998, Empresa Nacional de Telecomunicaciones, a state-owned company, was the primary provider of domestic and international long distance telephone services in Colombia. Since August 1997, however, ten-year licenses with automatic ten-year extensions have been granted to new operators of domestic and international long distance telephone services. In December 1998, Empresa de Teléfonos de Bogotá (“ETB” owned by the capital district of Bogotá) and Orbitel, (a privately owned company), began providing international and domestic long-distance services, ending the 50-year monopoly of Empresa Nacional de Telecomunicaciones.

In recent years, Colombia has witnessed increased demand for cellular telephone service. In 2003, Colombia had an estimated 14.3 mobile telephone lines in operation per 100 inhabitants, with service provided by Telefonica Móvil, Comcel and the recently formed Colombia Movil. According to the Ministry of Communications, there were approximately 41.2 million mobile telephones in use at year-end 2009. At year-end 2010, there were 44.5 million mobile telephones in use in Colombia. As of the fourth quarter of 2019, there were 66.3 million mobile telephones in use in Colombia, a 2.2% increase from the same quarter in 2018. The Government has made cellular telephone service subject to private sector participation and competition.

In 2010, the Government aimed to quadruple the number of internet broadband connections from 2.2 million to 8.8 million by 2014 through the “Plan Vive Digital”, a program designed to reduce unemployment and poverty while increasing competitiveness. In the fourth quarter of 2019, the number of internet broadband connections exceeded the target, reaching a total of 37.9 million broadband subscribers, a 15.9% increase from the same quarter in 2018.

Electricity, Gas and Water

In 2019, 77.6% of electric energy consumption in Colombia was derived from hydroelectric generated sources, while 21.0% was derived from thermally generated (gas and coal) sources and the remaining 1.4% was derived from other sources. In 2019, the output of the utility sector (electricity, gas and water) increased by 2.8% in real terms and accounted for 3.0% of GDP. In addition, it is estimated that Colombia has the capacity to generate approximately 17,509 megawatts of electric power.

By the end of 1997, all of the major cities in Colombia were connected to an extensive gas pipeline network. Ecopetrol sponsored two significant projects consisting of a total of 1,350 kilometers of pipeline, under a “build, own, operate, maintain and transfer” (“BOMT”) arrangement with private companies. Construction contracts for an additional 1,695 kilometers of pipeline were awarded. Law 401 of 1997 created the Empresa Colombiana de Gas (Colombian Natural Gas Corporation, or “ECOGAS”) to manage the gas transmission network. In February 2007, Transportadora de Gas Internacional S.A. ESP (“TGI”) acquired ECOGAS. TGI, a subsidiary of Empresa de Energía de Bogotá, operates and maintains the most extensive network of pipelines in Colombia, transporting natural gas in the “interior system” through a network that extends from La Guajira to Cauca Valley and from the Eastern Plains to Huila and Tolima and several departments across the Andean region.

Over the past decade, the Government has restructured the energy sector in order to improve the economic performance of the companies within the sector. For example, the Government has encouraged competition, private investment and the development of alternative energy sources. The 1994 Electricity Law significantly transformed the electric power sector. It permits the formation of privately-owned electric utility companies and the privatization of all or part of existing public sector companies. However, it prohibits vertical integration of new entrants into the utilities sector. In addition, a 1995 restructuring program resulted in an increase in private participation in power generation.

Following the Government’s sale in 1996 of several major power generation plants, private sector investors purchased 48.5% of the capital stock of Empresa de Energía de Bogotá and 56.0% of the capital stock of Empresa de Energía del Pacifico S.A. E.S.P. in 1997. As of December 2016, 46.3% of Colombia’s total power generation capacity was privately held, while 53.8% continued to be state-owned, of which 30.9% is purely state-owned generation and the other 22.9% is of mixed ownership. On January 13, 2016, the Government sold 100% of its ownership interests in Isagen, the power generation company. The Government sold a portion of its shares of Interconexión Eléctrica S.A. (“ISA”), one of Colombia’s largest electricity transmission companies, in two successful public offerings in 2001 and 2002. As of December 31, 2019, public and private participation in electricity transmission was as described in the following table:

Enterprise	Participation (%)
Intercolombia	70.994
Transelca	9.809
EEB	8.015
EPM	6.492
EPSA	2.658
ESSA	1.319
DISTASA	0.361
CENS	0.185
EBSA	0.168
TOTAL	100

Source: Intercolombia

In addition to electricity generation and transmission, the Government has also made progress in privatizing electricity distribution. As of December 31, 2019, 31.25% of Colombia’s total distribution capacity was privately held.

Infrastructure Development

Deficiencies in Colombia’s infrastructure have created economic inefficiencies that have adversely affected the country’s economic performance. To address this concern, the Government has been working to expand the telecommunications infrastructure, cargo ports, airports and roads.

The Government is in the process of implementing 30 public private partnerships as a part of the fourth generation (“4G”) program, in order to improve the domestic road network in the departments of Antioquia, Bolivar, Cundinamarca, Caldas, Cauca and Santander as well as in the Caribbean Coast and Llanos regions. The objective of these projects is to modernize the country’s road infrastructure, making it more competitive and boosting economic development. In accordance with Law 1508 of 2012, the Government divided the projects in two groups: public initiatives (with three phases) and private initiatives. The first public initiative phase consists of nine highways that are projected to cover 1,117 kilometers and representing an investment of Ps. 13.1 trillion. The second public initiative consists of nine highways that are projected to cover 1,815 kilometers and representing an investment of Ps. 14.3 trillion and the third public initiative consists of two highways that are projected to cover 195 kilometers, representing an investment of Ps. 2.6 trillion. In addition, there are nine private public partnerships that were initiated by private partners that are projected to cover 2,092 kilometers and represent an investment of Ps. 12.1 trillion.

As of December 2019, 19 projects had financing closing. The financing sourced for these projects include international banks (33%), local banks (26%), capital markets (10%), debt funds (10%), FDN (14%) and other sources (7%). An additional 25 projects had begun construction with eight of them having completed over 50% of the work.

Since 2010, the Ministry of Information Technologies and Communications, through the Connectivity Directorate (formerly the Compartel program), has initiated a project with the goal of providing access points to the internet, called Vive Digital Kiosks, to the population in rural or remote areas with more than 100 people. The project aims to promote and increase the use of information and communication technology through better equipment, faster connection speeds and workshops designed for children, youth and adults of all ages to be better attuned to the digital world.

The project consists of the following three phases:

•

The first phase was aimed at ensuring: (i) the provision of telecommunication services in community access points that were originally provided by the Compartel program, which ended its operations on March 30, 2013; (ii) that 70% of the targeted population centers have a community access point to the internet; and (iii) that community access points are installed in National Parks. The first phase concluded during the first quarter of 2016.

•	The second phase sought to ensure that all targeted population centers had an access point to the internet. The Government provided 5,524 digital kiosks throughout all the departments of the country.

•

In the third phase of the project, 1,231 digital kiosks were installed to continue the policy of universal access of information and communications technology to rural and remote areas of the country in the areas historically serviced by the digital kiosks in the first phase.

In 2006, Ecopetrol selected Glencore AG as its strategic partner in the development of a master plan with respect to the Cartagena refinery. In accordance with the master plan, Refinería de Cartagena S.A.-RCS (“Reficar”) was incorporated and began operations on April 1, 2007. Simultaneously with the incorporation of Reficar, Ecopetrol transferred all of the refinery’s assets to Reficar in exchange for a 49.0% interest. On August 19, 2008, the Government granted special treatment to the expansion of the Cartagena refinery project. In February 2009, as a result of financing difficulties experienced by Glencore AG which were making it challenging to develop the master plan, Ecopetrol entered into a memorandum of understanding with Glencore AG pursuant to which it acquired in an indirect interest in all of Glencore AG’s interest in Reficar in May 2009. As of October 21, 2015, the refining capacity was of 165,000 barrels per day.

After seven years of construction work, Reficar initiated operations of 34 operating units in July 2016. Reficar’s new and expanded processing capacity may exceed 150 thousand barrels of crude oil per day with a high value product conversion factor of 97.5%. A number of critical milestones were reached during the first six months of 2016, including finishing project construction activities and developing successful sequential start-up of the units. In September 2016, the operation of the new refinery was formally transferred to Ecopetrol under an operation and maintenance agreement that leverages Ecopetrol’s existing refining capabilities while keeping Reficar as an independent manager and owner of the assets. Following full start-up of the refinery, the focus has been on stabilization of the production process and the execution of performance tests of each individual unit of the refinery. The reliability test of the refinery as a whole was completed on December 5, 2017.

Reficar’s 2019 financials reflect the operation of the new units, with total sales decreasing by 10.3% in 2019 as compared to 2018, from $4,373 million in 2018 to $3,921 million in 2019. A total of 49.5 million barrels of crude were processed in 2019 compared to 59.4 million barrels processed in 2018. Exports to international markets represented 46% of total sales during 2019.

On March 13, 2017, the Contraloría General de la República opened an inquiry into corruption allegations associated with the refinery upgrade. The inquiry is focused on members of the former and the current boards and employees of Ecopetrol and Reficar and certain subcontractors hired to upgrade the refinery. On June 6, 2018, the Contraloría General de la República, found that Reficar and 20 former and current employees and directors were responsible for approximately $2.4 billion in losses due to failed investments during the expansion of the refinary.

Role of the State in the Economy; Privatization

General

The Government is active in mining and the exploitation of other natural resources, as well as in the telecommunications and electricity industries. The Government expects its role in the production of goods and services to diminish as it continues to encourage private sector investment and participation in sectors previously dominated by the public sector and as it implements other market-oriented reforms, such as the adjustment of public sector prices and utility rates to reflect market conditions.

In 2019 the most important state-owned non-financial companies included Ecopetrol, Medellín’s urban transit system (the “Medellín Metro”), and the energy transmission company ISA.

The following table sets forth selected financial data for certain non-financial state-owned enterprises.

Principal Non-Financial Public Sector Enterprises

	Total Assets on Dec. 31, 2019(1)	Total Liabilities on Dec. 31, 2019(1)	Net Profits for 2019(2)	Total External Debt Guaranteed by the Republic on Dec. 31, 2019
	(millions of U.S. dollars)
Ecopetrol	$41,331	$22,918	$4,425	$0
ISA	14,888	8,449	500	0
Medellín Metro	1,452	1,958	40.3	16.2

1:	Audited. Converted into U.S. dollars at the rate of Ps. 3,277.14/$1.00, the representative market rate on December 31, 2019.
2:	Converted into U.S. dollars at the rate of Ps. 3,281.09/$1.00, the average representative market rate for January-December 2019.

Source: Directorate of Banking Investment – Ministry of Finance

Ecopetrol

Ecopetrol is the national oil company and is responsible for promoting and developing Colombia’s oil industry.

Ecopetrol reported a net profit of approximately Ps. 13.3 trillion in 2019, compared with a net profit of approximately Ps. 11.6 trillion in 2018, mainly due to efficiencies and structural cost savings. Total savings and efficiencies from 2016 up to date amounted to $13.1 billion. Ecopetrol contributes to public sector revenues through a combination of income taxes, royalties and dividends. Ecopetrol’s total direct contribution to governmental revenues was Ps. 26.3 trillion in 2019 compared to Ps. 18.4 trillion in 2018. The principal sources of Ecopetrol’s contribution to public sector revenues during 2019 were approximately Ps. 5.8 trillion in royalties, Ps. 11.4 trillion in dividends paid with respect to profits earned in 2019 and Ps. 9.1 trillion in income taxes. For further information on Ecopetrol, see “—Principal Sectors of the Economy—Mining and Quarrying” above.

ISA

ISA, the largest electricity transmission company in Colombia, owns a majority of the nation’s transmission networks and the national interconnection system. In 1995, ISA transferred its generation assets and functions to a new entity, Isagen. In August 1998, ISA made its first strategic portfolio investment with the capitalization of Transelca S.A. (“Transelca”), acquiring 65% of a company which accounts for 9.7% of the national transmission system. ISA consolidated its position in the market during 1999, by investing Ps. 276.6 billion and increasing its direct participation in the national transmission system to 75%. ISA’s tariffs and operational income are regulated by the Energy and Gas Regulatory Commission (“CREG”). ISA’s net profits in 2019 totaled Ps. 1.6 trillion, compared to Ps. 1.5 trillion in 2018. ISA is the first public service company to be listed on a Colombian stock exchange and now has the second largest number of shareholders of any Colombian company. As of December 31, 2018, private shareholders owned 16.9% of ISA’s total equity and the Government owned 51.4% of ISA’s total equity. The remaining stake is owned by Empresas Públicas de Medellín (8.8%) and others (22.9%).

Since 2000, ISA has been implementing a significant expansion strategy, becoming the largest international energy transmission company in Latin America. ISA has a presence in Colombia, Brazil, Peru and Bolivia, participates in transmission infrastructure development in Panama and Central America and participates in interconnection projects in Ecuador and Venezuela. Additionally, ISA has diversified its activities to the telecommunications sector, specifically in fiber-optic communications.

Medellín Metro

Medellín Metro is the light rail transportation system of the state-owned Empresa de Transporte Masivo del Valle de Aburrá Ltda. (Aburrá Valley Mass Transit Corporation), an entity created in 1979 by the Department of Antioquia and the municipality of Medellín, each of which owns 50% of the entity’s shares. The Government guaranteed all of the Medellín Metro project’s external debt, which totaled $23.5 billion as of December 31, 2017. The first line of the Medellín Metro became operational in November 1995. In 2019, the Medellín Metro was responsible for transporting 380.9 million passengers. The Aburrá Valley Mass Transit Corporation continued on a path to environmentally sustainable mobility, with the goal of improving the quality of life of its users by various initiatives, including use of clean fuels, lowering emissions, building public spaces and improving the efficiency of its schedules as provided for in its Strategic Plan 2016-2020.

Medellín Metro registered a net profit of Ps. 132.1 billion in 2019 compared to a net profit of Ps. 27.6 billion in 2018.

State-Owned Financial Institutions

The Government owns a substantial majority of the capital stock of several financial institutions, although it intends to decrease its participation in the financial system over the medium term, providing assistance only to specific sectors of the Colombian economy. Some of the most important state-owned financial institutions are FDN (formerly, Financiera Eléctrica Nacional (“FEN”)), Banco de Comercio Exterior de Colombia S.A. (“Bancoldex”) and Finagro. FDN is primarily intended to promote, finance and support investment by companies or projects for infrastructure development in Colombia in different sectors of the economy. Bancoldex’s principal activity is to provide long- and short-term financing and specialized financial products to support Colombian exports and foreign trade-related activities. Finagro is the financial entity in charge of implementing financial programs for the agricultural sector. The accounts of FDN, Bancoldex, Finagro and other financial institutions owned by the Government are not included in the consolidated public sector finance figures that appear in other sections of this document.

The following table sets forth the total assets, total liabilities and total external debt guaranteed by the Republic for principal state-owned financial institutions as of December 31, 2019, as well as their net profits for 2019.

Principal State-Owned Financial Institutions

	Total Assets as of December 31, 2019(1)	Total Liabilities as of December 31, 2019(1)	Net Profit for 2019(1)	Total External Debt Guaranteed by the Republic as of December 31, 20191)
	(millions of U.S. dollars)
State-Owned Banks
Banco Agrario	7,822	7,227	595	0
Commercial Financing Companies
Bancoldex Leasing	258	235	23	0
Special State-Owned Institutions	23,024	13,803	9,221	1,284
Bancoldex	2,608	2,130	478	545
FINDETER	3,123	2,750	373	288
FDN	1,359	820	539	0
Finagro	3,333	3,008	325	0
Icetex	10	8	2	451
FONADE	281	222	59	0
FOGAFIN	6,848	523	6,325	0
Fondo Nacional del Ahorro	2,654	2,015	639	0
FOGACOOP	247	8	238	0
FNG	389	232	157	0
Caja de Vivienda Militar	2,174	2,088	86	0
Total	$31,103	$21,265	$9,839	$1,284

Totals may differ due to rounding.

1:	Converted into dollars at the rate of Ps. 3,277.14/$1.00, the representative market rate on December 31, 2019.

Source: Financial Superintendency and financial statements of each company as of and for the year ended December 31, 2019.

Privatizations and Concessions

The following table lists the entities privatized since 2013, including the year in which the privatization occurred and the proceeds from the privatization for each enterprise.

Privatization of State-Owned Enterprises

	Year	Proceeds
		(millions of U.S. dollars)
ISAGEN(1)	2015-2016	$2,063

1:	The value has been translated into dollars at a rate of Ps. 3,149.7/$1.00, which was the exchange rate on December 31, 2015.
Sources:	Consejo Superior de Política Fiscal (Council of Fiscal Policy) and IFI, Subdirección de Banca de Inversión—Ministerio de Hacienda y Crédito Público.

In order to foster private sector participation in public utility projects, the 1994 Ley de Servicios Públicos Domiciliarios (Residential Public Services Law) establishes the general framework for public utility services provided by both public and private sector companies. In addition to authorizing the privatization of public utility companies, the law permits consumers to purchase shares in those companies in installments. For example, consumers may pay for their share purchases through periodic payments in conjunction with utility bill payments.

Under the Constitution and Law 226 of 1995, all of the shares of any public entity being privatized must first be offered to its employees and to instituciones solidarias (social solidarity institutions), such as pension funds, cooperatives, mutual funds and severance funds, before they can be offered publicly to investors. For more information on the privatization of electric power companies, see “—Principal Sectors of the Economy—Energy.”

The Government has also granted concession contracts to facilitate private participation in telecommunications and infrastructure projects. Infrastructure projects eligible for concession contracts include ports, railroads, airports and gas pipelines. In telecommunications, the Government has opened the market for cellular telephone services and “value-added” services, which include internet access, video services and electronic payment systems, and permits competition in domestic and international long distance, as well as local telephone services.

As part of its fiscal strategy for the 2019-2022 period, the Republic is considering strategic divestment of public assets. The Republic is a shareholder in 105 companies with a participation worth approximately Ps. 79 trillion.

Isagen

In 2000, the Government focused on the financial restructuring of Isagen in order to be able to offer it to potential buyers. On February 26, 2007, the Government authorized the sale of 19.2% of the shares of Isagen. On August 3, 2007, the Government announced that it had completed the sale of such shares to the public. Following the sale, the Government owned 57.7% of the shares of Isagen.

On July 30, 2013, the Government announced its intention to sell its remaining interest in Isagen (57.7% of the total shares of Isagen). On January 13, 2016, the Government sold 100% of its remaining interest in Isagen. The winning bidder in the auction process was the Canadian investment fund, Brookfield Asset Management. The total purchase price for the Government’s ownership interest was Ps. 6.5 trillion. The Government stated that the proceeds of the sale would be used to finance part of the 4G roadway infrastructure projects. To this end, the Government has approved the use of Ps. 1 trillion of the sale proceeds to capitalize the FDN in order to support the financing of the 4G road projects.

Colombia Telecomunicaciones S.A. ESP

Colombia Telecomunicaciones S.A. ESP is a full-service telecommunications provider offering a range of integrated telecommunications services including fixed-line, mobile, data transmission (including broadband access and value-added services) and subscription television services throughout Colombia. It is the second-largest integrated telecommunications provider in Colombia in terms of subscribers and mobile services.

On December 20, 2005, Colombia Telecomunicaciones S.A. ESP announced that it was seeking a strategic partner in order to obtain new capital, improve management, widen its service portfolio and guarantee the continuation of service in the long term. On April 7, 2006, Telefonica of Spain became a strategic partner after it purchased more than 50% of the company’s shares for Ps. 853.6 billion (approximately $369 million) in an auction process. The remaining capital of Colombia Telecomunicaciones S.A. ESP continues to be held by the Government. As a result of the recapitalization, Colombia Telecomunicaciones S.A. ESP became a private company and accordingly was no longer subject to regulation as a public sector entity.

In April 2011, the board of directors of Colombia Telecomunicaciones S.A. ESP approved the merger of the company with Telefónica Móviles de Colombia. In April 2012, the shareholders of the company approved the merger. The merger took place in the second half of 2012, reducing the Government’s participation in the company from 48% of total shares to 32.5% of total shares while Telefónica holds 67.5%. The merger was structured as part of a strategy to strengthen the financial condition of Colombia Telecomunicaciones S.A. ESP and to create one of the largest integrated telecommunications operators in Colombia. Colombia Telecomunicaciones S.A. ESP offers all of its telecommunications services under the brand Movistar.

As of December 31, 2019, the Ministry of Finance continued to hold 32.5% of the shares of Colombia Telecomunicaciones S.A. ESP. In 2019, Colombia Telecomunicaciones S.A. ESP registered net profit of approximately Ps. 23.4 billion, compared to net profit Ps. 389 billion in 2018.

Environment

By virtue of its geographical location at the northwestern tip of South America, with mountainous regions, coasts on two oceans and the Amazon basin, Colombia has one of the most complex and diverse ecological and biological systems in the world. According to the World Wildlife Fund, Colombia is the most biodiverse country per square kilometer in the world. There are more bird, amphibian, butterfly and frog species in Colombia than anywhere else in the world. However, the pressures caused by growth and development have resulted in the exploitation of natural resources, and production methods directed at short-term productivity have been used without considering the environmental consequences. The principal environmental problems in Colombia today consist of soil erosion in the Andes; water, soil and air pollution in the Andes and the Caribbean region; and deforestation and instability of the water supply throughout the country.

In 1993, the Ministry of the Environment assumed responsibility for all environmental matters. The creation of a separate ministry had as its objective to increase environmental regulations and create centralized national environmental policymaking.

Decree 216 of February 3, 2003 merged the Ministry of the Environment with the Ministry of Housing and established the objective and organic structure of the Ministry of Environment, Housing and Regional Development. In 2011, the Ministry of Environment, Housing and Regional Development was reorganized, with some functions assigned to other government agencies and certain responsibilities retained by the renamed Ministry of Environment and Sustainable Development. The objective of the Ministry is to contribute and promote sustainable development through policies, plans, programs, projects and regulation related to the environment, natural renewable resources, land use, territorial organization, potable water, urban and regional development and housing.

Additionally, while increased economic growth has contributed significantly to improving the quality of life of many Colombians, it has been accompanied by environmental degradation and deepening of problems such as deforestation and water and air pollution. The Government, through the Ministry of Environment and Sustainable Development, has established strategic guidelines for environmental sustainability that include the protection of areas of special ecological relevance, the development of policies for conservation and recovery of biodiversity, the strengthening of management of water resources, the execution of a national policy on climate change, the reinforcement of institutions for improved risk prevention and immediate response to disasters and the development of strategies for environmental management in agricultural and mining industries.

The Plan Nacional de Desarrollo approved in June 2015 includes as one of the six strategies of the Government, Crecimiento Verde (Green Growth), a program promoting research, technological development and innovation for strengthening national and regional competitiveness with products and activities that contribute to sustainable development and growth with a low carbon footprint.

On June 16, 2017, Colombia’s Congress unanimously ratified the Paris Agreement to reduce greenhouse gas emissions.

The 2018-2022 Plan aims to fight deforestation and increase the use of clean renewable resources.

Employment and Labor

Colombia’s unemployment surveys are presented on a monthly basis, and are based on a sample of 13 cities. The following are results for 2015 through 2019.

Employment Status in the Thirteen Largest Cities(1)

	2015
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	11,742	11,663	11,790	11,858	11,838	11,749	11,837	11,898	11,863	12,016	12,015	11,838

Employed (in thousands)(2)	10,352	10,500	10,599	10,612	10,703	10,610	10,770	10,716	10,713	10,953	11,037	10,682
Participation Rate (%)(3)	67.9	67.4	68.0	68.3	68.1	67.5	68.0	68.2	67.9	68.7	68.6	67.5
Unemployment Rate (%)(4)	11.8	10.0	10.1	10.5	9.6	9.7	9.0	9.9	9.7	8.8	8.1	9.8
Underemployment Rate (%)(5)	11.3	10.6	11.0	12.5	12.4	11.4	11.4	11.7	10.9	10.9	10.1	10.4

	2016
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	11,930	12,022	11,774	11,839	11,655	11,945	11,910	11,863	12,006	12,059	12,011	12,032

Employed (in thousands)(2)	10,251	10,780	10,577	10,762	10,604	10,722	10,674	10,689	10,896	10,970	10,967	10,851
Participation Rate (%)(3)	68.0	68.4	66.9	67.2	66.1	67.7	67.4	67.0	67.8	68.0	67.6	67.7
Unemployment Rate (%)(4)	14.1	10.3	10.2	9.1	9.0	10.2	10.4	9.9	9.2	9.0	8.7	9.8
Underemployment Rate (%)(5)	10.6	11.9	10.8	10.3	10.9	10.6	10.1	10.0	10.2	9.2	9.1	8.8

	2017
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	12,007	11,892	11,908	11,993	11,929	12,134	11,996	12,063	12,104	11,985	11,984	12,016

Employed (in thousands)(2)	10,395	10,582	10,648	10,707	10,715	10,822	10,639	10,867	10,830	10,848	10,837	10,834
Participation Rate (%)(3)	67.4	66.7	66.7	67.1	66.7	67.8	66.9	67.2	67.4	66.6	66.5	66.6
Unemployment Rate (%)(4)	13.4	11.0	10.6	10.7	10.2	10.8	11.3	9.9	10.5	9.5	9.6	9.8
Underemployment Rate (%)(5)	8.3	9.6	9.4	9.4	10.3	10.4	9.8	10.0	9.7	8.8	8.9	7.9

	2018
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	11,799	11,888	12,112	12,013	12,174	12,056	12,194	11,963	12,270	12,114	11,961	12,137

Employed (in thousands)(2)	10,213	10,476	10,834	10,730	10,941	10,721	10,959	10,757	10,985	10,874	10,783	10,835
Participation Rate (%)(3)	65.4	65.8	66.9	66.3	67.1	66.4	67.1	65.7	67.3	66.4	65.5	66.4
Unemployment Rate (%)(4)	13.4	11.9	10.6	10.7	10.1	11.1	10.1	10.1	10.5	10.2	9.8	10.7
Underemployment Rate (%)(5)	7.8	9.1	9.3	9.2	9.1	9.4	10.0	9.1	10.0	9.3	8.9	9.7

	2019
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	11,957	12,056	12,225	11,965	12,182	12,155	12,235	12,050	12,202	12,190	12,289	12,297

Employed (in thousands)(2)	10,314	10,558	10,761	10,632	10,813	10,848	10,970	10,679	10,976	10,926	11,014	11,001
Participation Rate (%)(3)	65.3	65.8	66.7	65.2	66.3	66.1	66.4	65.3	66.1	66.0	66.4	66.4
Unemployment Rate (%)(4)	13.7	12.4	12.0	11.1	11.2	10.7	10.3	11.4	10.1	10.4	10.4	10.5
Underemployment Rate (%)(5)	10.5	11.1	10.9	10.0	10.9	10.8	9.9	10.6	11.0	10.6	10.4	9.9

1:

Statistics for the cities and metropolitan areas of Bogotá, Medellín, Cali, Barranquilla, Bucaramanga, Manizales, Pasto, Pereira, Cúcuta, Ibagué, Montería, Cartagena and Villavicencio. Average rates for each month.

2:

To be considered employed, a person above the minimum age requirement must have worked at least one hour with remuneration or 15 hours without remuneration during the preceding week. The working age is 12 years and above.

3:	Participation rate is defined as the labor force divided by working age population. The working age is 12 years and above.
4:	Unemployment rate is defined as the unemployed population divided by the labor force.
5:

Underemployment rate is defined as the underemployed population divided by the labor force. Underemployed workers are employed workers who can perform and want additional employment, either because they work fewer than 12 hours per week and desire to work more, they consider their income insufficient or they are employed in a position unrelated to their profession or training and are therefore underproductive.

n.a.:	Not available.

Source: DANE.

The following table shows national employment statistics for 2014 through 2019.

National Employment Status

	2015
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	23,681	23,651	24,763	24,388	24,076	24,039	23,917	24,220	24,158	25,077	24,641	24,469

Employed (in thousands)(1)	21,127	21,320	21,657	22,070	21,925	22,056	21,803	22,018	21,988	23,024	22,849	22,367
Participation Rate (%)(2)	63.8	63.7	63.9	65.5	64.6	64.4	64.0	64.7	64.5	66.9	65.6	65.1
Unemployment Rate (%)(3)	10.8	9.9	8.9	9.5	8.9	8.2	8.8	9.1	9.0	8.2	7.3	8.6
Underemployment Rate (%)(4)	10.5	10.0	10.2	11.3	11.8	11.3	11.0	11.0	10.4	10.6	9.9	10.2

	2016
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	24,283	24,244	24,866	24,377	24,136	24,420	24,070	24,491	24,359	25,181	24,820	24,613

Employed (in thousands)(1)	21,392	22,819	21,447	22,179	22,001	22,251	21,700	22,290	22,286	23,092	22,956	22,461
Participation Rate (%)(2)	64.5	64.4	63.3	64.6	63.9	64.6	63.6	64.6	64.2	66.3	65.2	64.6
Unemployment Rate (%)(3)	11.9	10.0	10.1	9.0	8.8	8.9	9.8	9.0	8.5	8.3	7.5	8.7
Underemployment Rate (%)(4)	11.2	11.7	10.2	10.4	10.6	10.3	10.3	10.2	10.0	10.0	9.5	9.0

	2017
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	24,336	24,415	24,290	24,885	24,577	24,980	24,438	24,772	24,673	25,241	24,963	24,788

Employed (in thousands)(1)	21,481	21,851	21,932	22,669	22,263	22,803	22,073	22,518	22,397	23,082	22,873	22,649
Participation Rate (%)(2)	63.8	64.0	63.6	65.1	64.2	65.2	63.7	64.5	64.2	65.6	64.8	64.2
Unemployment Rate (%)(3)	11.7	10.5	9.7	8.9	9.4	8.7	9.7	9.1	9.2	8.6	8.4	8.6
Underemployment Rate (%)(4)	9.7	10.6	9.1	9.9	9.9	10.7	10.1	9.7	9.4	9.3	9.0	8.6

	2018
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	24,470	24,485	24,361	25,041	24,871	24,907	24,735	24,964	25,082	25,400	24,618	25,425

Employed (in thousands)(1)	21,591	21,840	22,062	22,671	22,451	22,645	22,331	22,678	22,704	23,098	22,462	22,953
Participation Rate (%)(2)	63.2	63.3	62.9	64.6	64.1	64.1	63.6	64.1	64.4	65.1	63.1	65.1
Unemployment Rate (%)(3)	11.8	10.8	9.4	9.5	9.7	9.1	9.7	9.2	9.5	9.1	8.8	9.7
Underemployment Rate (%)(4)	8.8	9.5	9.7	10.0	9.3	9.6	10.0	9.7	10.9	10.4	9.9	10.1

	2019
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	24,827	25,015	24,796	24,420	24,775	24,975	24,797	24,793	24,761	25,304	25,206	25,159

Employed (in thousands)(1)	21,650	22,071	22,114	21,896	22,164	22,618	22,140	22,116	22,230	22,813	22,874	22,761
Participation Rate (%)(2)	63.5	63.9	63.2	62.2	63.1	63.5	63.0	62.9	62.8	64.1	63.7	63.6
Unemployment Rate (%)(3)	12.8	11.8	10.8	10.3	10.5	9.4	10.7	10.8	10.2	9.8	9.3	9.5
Underemployment Rate (%)(4)	10.9	10.7	10.5	10.9	11.1	10.8	10.1	10.6	10.6	10.8	10.5	10.6

1:	To be considered employed, a person above the minimum age requirement must have worked at least one hour with remuneration or 15 hours without remuneration during the preceding week.
2:	Participation rate is defined as the labor force divided by working age population. The working age is 12 years and above.
3:	Unemployment rate is defined as the unemployed population divided by the labor force.
4:

Underemployment rate is defined as the underemployed population divided by the labor force. Underemployed workers are employed workers who can perform and want additional employment, either because they work fewer than 12 hours per week and desire to work more, they consider their income insufficient or they are employed in a position unrelated to their profession or training and are therefore underproductive.

n.a.:	Not available.

Source: DANE.

National Quarterly Employment Rates by Gender (%)

	2015		2016		2017		2018		2019
	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men
First Quarter	46.3%	69.2%	46.4%	68.6%	46.0%	68.5%	45.3%	68.0%	45.1%	67.4%
Second Quarter	48.7%	69.9%	48.4%	69.2%	48.7%	69.6%	47.7%	69.2%	46.0%	67.6%
Third Quarter	48.4%	69.4%	47.7%	69.4%	47.5%	69.3%	47.3%	69.2%	45.6%	67.3%
Fourth Quarter	49.7%	72.0%	49.5%	71.1%	48.9%	70.2%	47.6%	69.9%	46.7%	69.2%

Source: DANE.

National Quarterly Employment Rates by Sector

	2015
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	16.3%	15.4%	15.9%	16.8%
Mining and quarrying	0.8%	1.0%	1.1%	0.8%
Manufacturing	12.2%	12.2%	11.2%	11.8%
Electricity, gas and water supply	0.6%	0.5%	0.5%	0.5%
Construction	6.4%	6.1%	6,3%	6.2%
Retail, hotels and restaurants	27.4%	27.1%	27.8%	27.5%
Transport, storage and communications	8.5%	8.4%	8.1%	7.7%
Financial intermediation	1.4%	1.3%	1.4%	1.3%
Real estate, renting and business activities	7.4%	7.7%	7.5%	7.8%
Community, social and personal services	19.0%	20.2%	20.2%	19.6%
Total	100.0%	100.0%	100.0%	100.0%

	2016
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	16.0%	15.8%	16.3%	16.3%
Mining and quarrying	0.9%	0.9%	1.0%	0.6%
Manufacturing	11.0%	11.6%	11.3%	12.1%
Electricity, gas and water supply	0.6%	0.5%	0.4%	0.6%
Construction	6.4%	6.4%	6.2%	6.2%
Retail, hotels and restaurants	28.2%	27.6%	27.9%	27.8%
Transport, storage and communications	8.5%	8.0%	7.9%	7.7%
Financial intermediation	1.5%	1.4%	1.5%	1.5%
Real estate, renting and business activities	7.7%	7.9%	7.8%	8.1%
Community, social and personal services	19.3%	19.8%	19.6%	19.2%
Total	100.0%	100.0%	100.0%	100.0%

	2017
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	16.2%	16.4%	16.9%	17.1%
Mining and quarrying	0.8%	1.0%	1.0%	0.6%
Manufacturing	11.5%	12.2%	11.2%	12.2%
Electricity, gas and water supply	0.5%	0.5%	0.5%	0.5%
Construction	6.1%	6.0%	6.1%	6.3%
Retail, hotels and restaurants	27.8%	26.6%	27.1%	27.2%
Transport, storage and communications	8.5%	8.1%	7.9%	7.9%
Financial intermediation	1.4%	1.4%	1.4%	1.3%
Real estate, renting and business activities	8.1%	8.1%	8.3%	8.3%
Community, social and personal services	19.2%	19.8%	19.7%	18.6%
Total	100.0%	100.0%	100.0%	100.0%

	2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	17.1%	16.1%	16.5%	17.3%
Mining and quarrying	0.9%	1.1%	1.1%	0.7%
Manufacturing	11.6%	12.1%	11.9%	12.6%
Electricity, gas and water supply	0.6%	0.6%	0.6%	0.5%
Construction	5.8%	6.0%	6.4%	6.7%
Retail, hotels and restaurants	27.5%	26.7%	27.0%	26.1%
Transport, storage and communications	8.2%	8.0%	7.9%	7.8%
Financial intermediation	1.3%	1.3%	1.5%	1.4%
Real estate, renting and business activities	8.1%	7.8%	7.6%	7.8%
Community, social and personal services	19.0%	20.3%	19.6%	19.0%
Total	100.0%	100.0%	100.0%	100.0%

	2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	15.8%	15.4%	15.7%	16.3%
Mining and quarrying	0.8%	1.2%	0.9%	0.7%
Manufacturing	11.1%	11.7%	10.7%	11.4%
Electricity, gas and water supply	0.8%	0.8%	1.0%	1.0%
Construction	6.5%	6.9%	6.9%	7.1%
Retail, hotels and restaurants	26.9%	25.7%	26.5%	26.9%
Transport, storage and communications	8.7%	8.4%	8.4%	8.1%
Financial intermediation	1.5%	1.4%	1.5%	1.3%
Real estate, renting and business activities	7.2%	7.4%	7.7%	7.5%
Community, social and personal services	20.8%	21.1%	20.9%	19.7%
Total	100.0%	100.0%	100.0%	100.0%

Source: DANE. Calculations: Ministry of Finance.

In December 2019, the average unemployment rate in the 13 largest urban areas decreased to 10.5%, compared to 10.7% for the same period in 2018. The retail, hotels and restaurants and community, social and personal services subsectors, the agriculture, hunting, forestry and fishing sector and the manufacturing sector accounted for the most employment. On December 31, 2019, the national unemployment rate was 9.5%, a decrease from the unemployment rate of 9.7% on December 31, 2018. The months of March, April, June, September, October and November of 2019 witnessed marginal decreases in the monthly national unemployment rate from the preceding month. The national unemployment rate decreased during 2019 as a whole, from 12.8% in January 2019 to 9.5% in December 2019. The 13 largest cities’ unemployment rate also experienced a general decreasing trend during 2019, beginning at 13.7% in January 2019 and ending at 10.5% in December 2019.

In December 1990, the Government enacted legislation to permit greater flexibility in labor contracts by eliminating ambiguities over non-wage benefits and eliminating restrictions regarding severance and furlough of workers. The same law also modified the unemployment benefits system to allow workers to elect private sector management of their severance funds. The Colombian Labor Code now requires employers, on an annual basis, to transfer severance payments equal to one month of salary plus 12% interest to the severance administration fund chosen by each employee. Employees only have access to these severance funds upon termination of their employment or, prior to termination, under special circumstances, including the purchase or improvement of a residence and the payment of qualifying tuition payments. A severance fund becomes available regardless of whether an employee is terminated involuntarily or resigns; the fund is not conditioned on unemployment and workers can receive severance funds while searching for a new job. Colombia does not have an unemployment fund. However, Law 1636 of 2013 established the Loss Protection Mechanism (Mecanismo de Protección al Cesante), which seeks to assist the unemployed through a series of policies and initiatives to mitigate the effects of unemployment and facilitate their reintroduction into the work force, including receipt of monetary benefits, if eligible.

Under legislation enacted in 1993 to partially privatize the pension system, employees may elect that their pension contributions (both employee and employer derived) be deposited with private pension administrators. If no such election is made, the funds will continue to be managed by the Instituto de Seguros Sociales (Social Security Institute, or “ISS”), and from 2002, by the Administradora Colombiana de Pensiones (COLPENSIONES). The Government guarantees both privately managed pensions and the ISS fund. The partial privatization of the pension system was intended to increase the efficiency of pension management, while injecting a new source of funds into local capital markets. The privately administered pension funds have more investment flexibility, having investment options including government obligations, certificates of deposit, bonds, commercial paper and, up to certain limits, equity securities. The 1993 law also allowed private companies to offer health and worker’s compensation insurance.

Because of a pension reform approved in 2002, starting in 2014 the retirement age was raised from 60 to 62 for men and from 55 to 57 for women. The minimum number of weekly pension payments required for retirement has been gradually increased from 1,000 in 2005 to 1,300 in 2015.

Wages for workers in the public sector are customarily established at the beginning of each calendar year. Private sector wages are subject to the minimum wage set annually by the Government at the beginning of each calendar year. The following table shows the monthly minimum wage rates set by the Government and the real wage index for each of the years indicated:

Monthly Minimum Wage and Real Wage Index

Year	Monthly Minimum Wage	Percentage change	Real Wage Index(1)
	(in nominal pesos)		(2014=100)
2015	644,350	4.6	101.1
2016	689,455	7.0	100.1
2017	737,717	7.0	102.4
2018	781,242	5.9	103.5
2019	828,116	6.0	104.5

1:	Real Wage Index is the nominal monthly minimum wage corrected for changes in purchasing power measured by the consumer price index.

Sources: Ministry of Social Security and DANE. Calculations by the General Directorate of Macroeconomic Policy – Ministry of Finance.

Poverty

In September 2011, the National Planning Department released a new methodology that changed the poverty line and the classification of family aggregate income.

The following table shows the percentage of the population with incomes below the poverty line for the years indicated following the new methodology.

Poverty in Colombia(1)

(Percentage of population below poverty line)

2013	30.6%
2014	28.5%
2015	27.8%
2016	28.0%
2017	26.9%
2018	27.0%

(1):

The poverty line is defined as the minimum level of income necessary to acquire an adequate amount of food and primary goods. Households whose annual income falls below that level are considered to be living in poverty. Households whose monthly income per-capita was lower than Ps. 257,433 for 2018, Ps. 250,620 for 2017, Ps. 241,673 for 2016, Ps. 223,638 for 2015 and Ps. 211,807 for 2014, were considered to be living in poverty. Households whose income per-capita was lower than Ps. 117,605 for 2018, Ps. 116.330 for 2017, Ps. 114.692 for 2016, Ps. 102,109 for 2015 and Ps. 94,103 for 2014 were living in extreme poverty.

Source: DANE.

Although Colombia does not have a welfare system, the Government modified the pension system in 1993 to serve social welfare needs, as discussed above. For further discussion of the pension system, see “Public Sector Finance—Public Sector Accounts—Expenditures” below. Also in 1993, legislation created a decentralized health care system which should, in the long term, provide subsidized care to the entire population.

Other initiatives undertaken by the Government to alleviate poverty in Colombia included a program called “De Cero a Siempre”, which sought to promote and ensure children’s comprehensive development from birth until the age of six. On May 25, 2016, a plenary session of the Senate approved the bill which established this program as a permanent policy. Furthermore, the Government continued to develop the “Families in Action” program, a monetary transfer program originally instituted in 2000 that sought to reduce poverty and income inequality by encouraging poor families to make certain commitments in education and health. In 2007, the Government also implemented the “Women Savers in Action Program”, which seeks to promote the autonomy and empowerment of women, as well as the “Income Generation and Employability Program”, which aims to provide job training and encourage entrepreneurship.

On May 28, 2015, then President Santos presented the program called “Plan de Impulso a la Productividad y el Empleo” (Pipe 2.0) second phase. This plan seeks to stimulate the economy and mitigate the impact of the slowdown. This initiative seeks to generate investment in cross-sectors such as infrastructure, education, public works, housing, industry and mining. It includes almost Ps. 17 trillion of investment and is expected to create 300,000 jobs.

FOREIGN TRADE AND BALANCE OF PAYMENTS

General

In June 2014, Banco de la República adopted the sixth edition of the IMF’s Balance of Payments Manual framework, which has been implemented in balance of payments statistics from 2000 onward. The key changes from the fifth edition to the sixth edition of the IMF’s Balance of Payments Manual methodology include the reclassification of accounts within the balance of payments. On the current account side, a financial intermediation services account (FISIM) has been created and is included within the services account. The corresponding information was previously incorporated in the income line. On the capital account side, loans between affiliates (for nonfinancial sector companies), which had previously been incorporated within the loans account, are now included in the direct investment account. Furthermore, changes in the format for the presentation of information have been incorporated. Additionally, measurements of exports in the table “Balance of Payments” are different from the table “Exports (FOB) by Group of Products” and from the table “Trends in the Composition of Exports”, because these two latter tables do not incorporate special trade operations and commerce from the Free Trade Zones.

According to statistics compiled by Banco de la República, total trade in goods, including exports and imports, decreased 23.5% in 2015, decreased 14.7% in 2016, increased 8.7% in 2017, increased 11.9% in 2018 and decreased 0.9% in 2019. In 2015, direct investment decreased by $4.8 billion, or 38.8%, due to a decrease in net incurrence of liabilities of $4.4 billion, as a result of a decrease of $2.2 billion in the petroleum sector and a decrease of $1.3 billion in the transportation and communication sector. In 2016, direct investment increased $1.8 billion, or 24.3%, mainly due to an increase in net incurrence of liabilities of $2.1 billion due to an increase of debt instruments of $2,666 million. In 2017, direct investment increased by $0.8 billion, or 8.8% compared to 2016, mainly due to an increase in equity and investment funds of $2,868 million. In 2018, direct investment decreased by $3.7 billion, or 36.8%, due to a decrease in net incurrence of liabilities of $2.3 billion, mainly due to a decrease of $1.7 billion in the transportation and communication sector. In 2019, direct investment increased by $4.9 billion, or 77.0%, mainly due to an increase in net incurrence of liabilities of $3.0 billion due to an increase of equity and investment funds of $2.2 billion.

Banco de la República’s net international reserves decreased by 1.4% in 2015 and 0.1% in 2016, and increased by 2.0% in 2017, 1.6% in 2018 and 9.9% in 2019.

Balance of Payments

Colombia’s current account registered deficits from 2015 to 2019, recording shortfalls of $18,564 million in 2015, $12,036 million in 2016, $10,241 million in 2017, $13,117 million in 2018 and $13,740 in 2019. In 2015, the trade balance registered a deficit of $13,479 million, a decline of $8,838 million from 2014. The decline was mainly due to a decrease of $18,327 million in exports primarily caused by a decrease in exports of oil and its derivatives, which decreased $14,422 million, or 49.8%, and a decrease in coal exports of $2,250 million, or 33.0%. In 2016, the trade balance recorded a deficit of $9,176 million, a decrease of $4,303 million from 2015. The lower deficit was mainly due to a decrease of $8,812 million in imports primarily caused by a decrease in imports of capital goods, which decreased by $5,065 million or 27.2%, and a decrease in imports of raw materials and intermediate products of $2,964 million, or 12.7%, compared to 2015. In 2017, the trade balance registered a deficit of $4,470 million, a decrease of $4,705 from 2016. The decrease in the deficit was due to an increase in exports of $5,714 million, mainly due to an increase of $2,751 million or 59.3% in the exports of coal. In 2018, the trade balance registered a deficit of $5,144 million, an increase in the deficit of $674 million compared to 2017, mainly due to an increase of $5,337 million in imports primarily caused by an increase in imports of raw materials and intermediate products of $2,402 million, or 11.5%. In 2019, the trade balance registered a deficit of $8,451 million, an increase of $3,306 million compared to 2018, mainly due to a decrease of $2,072 million in exports primarily caused by a decrease in exports of coal, which decreased $1,780 million, or 23.9%.

In recent years, Colombia has registered deficits in the primary income of the current account because inflows from its foreign assets have not been sufficient to offset the interest payable on its foreign liabilities. Each of the last five years ended with a deficit: $5,727 million in 2015, $5,229 million in 2016, $8,405 million in 2017, $11,764 in 2018 and $10,189 in 2019. The secondary income category, however, registered inflows of $5,430 million in 2015, $5,898 million in 2016, $6,611 million in 2017, $7,643 million in 2018 and $8,704 in 2019. Of total expenditures, 56.7% corresponds to income earned by enterprises with foreign direct investment, and to a lesser extent in interest payments on debt securities, loans and other foreign credits, which increased mainly due to an increase in income earned by enterprises with foreign direct investment. Colombia has also continued to experience deficits in the services category in recent years because of decreased participation by Colombian shipping companies in the international freight market, falling international transport fares, reduced income from tourism and increased costs related to business and construction activities. However, the deficit in the service category recorded an improvement in 2015 due to higher income for services of $7,426 million and lower expenses of $12,214 million. In 2016, the deficit in the services category continued to improve due to a higher income of $7,771 million and lower expenses of $11,301 million. This trend continued in 2017 due to a higher income of $8,461 million, in 2018 due to a higher income of $9,654 million and in 2019 due to a higher income of $10,063 million. Net payments abroad for travel services and insurance and transportation services also contributed to the current account deficit.

The capital account registered a deficit of $18,244 million in 2015, 5.4% lower than the deficit in 2014. In 2015, total foreign investment decreased by 30.1% compared to 2014, from $23,835 million to $16,672 million. Net direct investment decreased by $4,764 million and net portfolio investment decreased by $2,399 million in 2015 compared to 2014. The capital account registered a deficit of $12,273 million in 2016, 32.7% lower than the deficit in 2015. In 2016, total foreign investment decreased by 15.0% compared to 2015, from $16,672 million to $14,170 million. Net direct investment increased by $1,824 million and net portfolio investment decreased by $4,327 million in 2016 compared to 2015. In 2017, Colombia registered a capital account deficit of $9,558 million, 22.1% lower than the deficit in 2016. Total foreign investment decreased by 17.0% compared to 2016, from $14,170 million to $11,764 million. Net direct investment increased by $817 million and net portfolio investment decreased by $3,222 million compared to 2016. In 2018, Colombia registered a capital account deficit of $12,415 million, 29.9% higher than the deficit in 2017 and total foreign investment decreased by 56.5% compared to 2017, from $11,764 million to $5,112 million. Net direct investment decreased in 2018 by $3,738 million compared to 2017, and net portfolio investment decreased by $2,914 million compared to 2017. In 2019, Colombia registered a capital account deficit of $13,051 million, 5.1% higher than the deficit in 2018. Total foreign investment increased by 116.1% compared to 2018, from $5,112 million to $11,045 million. Net direct investment increased by $4,934 million compared to 2018, and net portfolio investment increased by $999 million compared to 2018.

The capital account of Colombia’s balance of payments includes direct investment flows, portfolio investment flows and net changes in external indebtedness. Liberalized foreign investment regulations and aggressive privatization programs contributed to a significant increase in net foreign direct investment (i.e., foreign direct investment in Colombia less direct investment by Colombians abroad), as measured for balance of payments purposes from 2013 to 2014, although there were decreases experienced in 2015, 2016 and 2017. Net direct investment totaled $7,506 million in 2015, $9,330 million in 2016, $10,147 million in 2017, $6,409 in 2018 and $11,342 in 2019.

During 2015 the petroleum sector reported a decrease in inflows of foreign investment of $1,672 million. In 2015, although the net acquisition of financial assets increased, net incurrence of liabilities decreased by $4,445 million from 2014 to 2015 mainly due to a decrease in foreign directed investment to petroleum, mining, transportation and communication sectors, which accounted for a $3,140 million decrease. In 2016, net incurrence of liabilities increased by $2,124 from 2015 mainly due to an increase in foreign directed investment in debt instruments, which accounted for a $2,666 million increase. In 2017, net acquisition of financial assets decreased by $828 million and the net incurrence of liabilities decreased by $11 million. In 2018, net acquisition of financial assets increased by $1,437 million and net incurrence of liabilities decreased by $2,302 million. In 2019, net acquisition of financial assets decreased by $1,897 million and net incurrence of liabilities increased by $3,037 million.

The table below sets forth data on Colombia’s balance of payments as compiled in accordance with the 6th edition IMF methodology currently employed by Banco de la República.

Balance of Payments (1)(2)(3)(4)

	2015	2016	2017	2018	2019
	(in millions of U.S. Dollars)
Account
Current account	(18,564)	(12,036)	(10,241)	(13,117)	(13,740)
Credit	56,725	53,537	61,202	68,795	69,143
Debit	75,289	65,573	71,443	81,912	82,884
Goods and services	(18,267)	(12,705)	(8,447)	(8,996)	(12,256)
Credit	45,998	41,834	48,238	54,094	52,431
Debit	64,265	54,540	56,685	63,090	64,686
Goods	(13,479)	(9,176)	(4,470)	(5,144)	(8,451)
Credit	38,572	34,063	39,777	44,440	42,368
Debit	52,051	43,239	44,247	49,584	50,818
Services	(4,788)	(3,530)	(3,977)	(3,852)	(3,805)
Credit	7,426	7,771	8,461	9,654	10,063
Debit	12,214	11,301	12,438	13,506	13,868
Primary income	(5,727)	(5,229)	(8,405)	(11,764)	(10,189)
Credit	4,483	4,996	5,479	6,117	7,047
Debit	10,211	10,225	13,884	17,881	17,236
Secondary income	5,430	5,898	6,611	7,643	8,704
Credit	6,243	6,706	7,484	8,584	9,666
Debit	813	808	873	941	962
Financial account	(18,244)	(12,273)	(9,558)	(12,415)	(13,051)
Direct Investment	(7,506)	(9,330)	(10,147)	(6,409)	(11,342)
Net Acquisition of Financial Assets	4,218	4,517	3,690	5,126	3,230
Equity and Investment Fund Shares	5,283	4,975	3,386	3,656	3,377
Debt Instruments	(1,065)	(458)	304	1,471	(147)
Net Incurrence of liabilities	11,724	13,848	13,837	11,535	14,572
Equity and investment fund shares	9,718	9,176	12,043	9,931	12,162
Debt instruments	2,006	4,672	1,794	1,604	2,411
Portfolio investment	(9,166)	(4,839)	(1,617)	1,297	298
Net acquisition of financial assets	(475)	5,190	6,200	1,646	541
Debt securities	(475)	5,190	6,200	1,646	541
Net incurrence of liabilities	8,691	10,029	7,817	349	243
Equity and investment fund shares	640	(363)	472	(823)	(1,232)
Debt securities	8,051	10,392	7,345	1,172	1,475
Financial derivatives (other than reserves) and employee stock options	1,956	(621)	365	21	83
Net acquisition of financial assets	(223)	(794)	(169)	(473)	(406)
Net incurrence of liabilities	(2,179)	(173)	(534)	(494)	(489)
Other investment	(3,943)	2,353	1,296	(8,511)	(5,423)
Net acquisition of financial assets	540	2,879	(387)	407	(3,266)
Net incurrence of liabilities	4,483	526	(1,683)	8,918	2,157
Reserve assets	415	165	545	1,187	3,333
Net errors and omissions	320	(237)	683	702	689
Memorandum financial account excluding reserve assets	(18,659)	(12,438)	(10,103)	(13,602)	(16,384)

1:	Data for 2019 is provisional, for 2018 and 2017 are preliminary and data for 2016 and 2015 are revised.
2:

The calculation of the change in international reserves is based on the 6th edition of the IMF Balance of Payments manual, following the recommendation not to include in this calculation changes due to exchange rate and price valuations.

3:	Other financial corporations are institutional units that provide financial services and which asset and liabilities are, in general, not available in open financial markets.
4:

Non-financial corporations are corporations whose principal activity is the production of goods or non-financial market services. This category includes legally established companies, branches of non-resident corporations, quasi-corporations, hypothetical resident land owners units and resident non-profit institutions that are market producers of goods and nonfinancial services.

Source: Banco de la República — Economic Studies.

Foreign Trade

Colombia’s trade has historically been, and continues to be, dominated by the export of raw materials and the import of intermediate and capital goods. Most consumer goods have traditionally been produced locally. Producers of these consumer goods had enjoyed the protection of high import tariffs and other trade barriers. Since the early 1990s, Colombia has reduced trade barriers, opening the economy to foreign competition. Imports (CIF) of consumer goods decreased by 14.9% in 2015 compared to 2014, 9.4% in 2016 compared to 2015 and 0.1% in 2017 compared to 2016, and increased by 10.2% in 2018 compared to 2017 and 3.7% in 2019 compared to 2018.

Whereas tariffs used to be a means to raise tax revenues to address fiscal deficits, tariffs are now regarded as a commercial policy instrument rather than a revenue source. In addition, changes to tariff rates have become less common due to Colombia’s participation in the Andean Community common external tariff agreement, which implemented common external tariffs in February 1995. See “—Geographic Distribution of Trade” for more information on the Andean Community.

Despite the free-trade policies adopted in recent years, the Government continues to recognize the special needs of some local producers. The program known as “Programa de Protección de Ingresos para Productores de Bienes Agrícolas Exportables” (“Foreign Exchange Hedging Program” or “FEHP”) benefits producers of flowers and bananas, among other sectors. The program is expected to help the agricultural sector with a subsidy on the cost of exchange rate hedges. After it became the operator of the program on February 15, 2008, the Fondo para Financiamiento del Sector Agropecuario (Agricultural Sector Financing Fund or “Finagro”) established the subsidy to be between 70% and 90% of the cost of the exchange rate hedge, depending on the duration of the transaction, as well as the maximum hedge amount by producer and the maximum subsidy limit. According to Finagro, as of December 31, 2014, Ps. 15.5 billion had been spent, which represented an execution of 98% of budgeted expenses for the program. The FEHP was inoperative in 2015 and 2016. However, the Ministry of Agriculture allocated approximately Ps. 35,000 million to capitalize the National Agricultural Risk Fund (Fondo Nacional de Riesgos Agropecuarios). In 2017, 2018 and 2019, the FEHP was not active and the Ministry of Agriculture did not allocate budget to the program due to the exchange rate levels.

Colombia’s customs system, which is part of the Plan Vallejo (discussed further below under “—Exports”), is designed to foster investment in the export sector. Plan Vallejo includes simplified procedures for large exporters, special export grants, exemptions for the importation of raw materials and storage of foreign merchandise free of tariffs under certain conditions.

Exports

Commodities, particularly coffee, petroleum and coal, traditionally have been Colombia’s most important exports. In 1995, coffee accounted for 18.0% of exports while oil and its derivatives accounted for 21.5% of total exports. Over the next two decades, the relative importance of the two commodities changed significantly, and in 2015 coffee accounted for an estimated 7.0% of total exports while oil and its derivatives accounted for 40.4% of total exports. Historically, the value of coffee exports began to decline in 1987 and accelerated with the price drop that followed the collapse of the International Coffee Agreement in 1989, an arrangement among coffee producing and consuming countries to stabilize coffee prices. Beginning in 1993, coffee exports recovered somewhat due to the effort led by Colombia to limit the world supply of coffee through an agreement with the World Association of Coffee Producing Countries, but coffee exports subsequently declined and are expected to remain a smaller portion of total exports than oil and its derivatives. Coffee exports have decreased from $2,527 million in 2015 to $2,282 million in 2019 according to preliminary figures from Banco de la República. The weighted average price of coffee exported by Colombian producers in 2019 decreased by 5.5% to $1.37 per pound in 2019 from an average price of $1.45 per pound in 2018. The volume of coffee exports increased by 5.9% in 2019 compared with the volume exported in 2018.

In 2015, international oil prices decreased from $88.6 per barrel in 2014 to $44.3 per barrel in 2015, a decrease of 49.8%. The lower export price of oil affected exports, which in 2015 recorded a decrease of 49.8%. In 2016, exports of oil and its derivatives decreased by 25.9%, from $ 14,566.0 million FOB in 2015 to $10,796.0 million FOB in 2016. In 2017, exports of oil and its derivatives increased by 23.3%, from $10,796.0 million FOB in 2016 to $13,308.0 million FOB in 2017. This was mainly due to the growth in external sales of hard coal, coke and briquettes (59.3%) and oil, petroleum and related products (21.0%). In 2018, exports of oil and its derivatives increased by 26.6%, from $13,308.0 million FOB in 2017 to $16,843.0 million FOB in 2018. External sales of oil and its derivatives made the largest contribution to the growth of oil exports representing 27.3% of the growth. In 2019, exports of oil and its derivatives decreased by 5.2%, from $16,843.0 million FOB in 2018 to $15,962.0 million FOB in 2018. Oil exports decreased mainly due to a drop in sales of hard coal, coke and briquettes (-23.9%).

Nontraditional exports, which include products such as shrimp, bananas, flowers, emeralds and manufactured goods, have increased in recent years. Nontraditional exports, including emeralds, increased from $13,935 million in 2015 to $15,032 million in 2019 and accounted for 38.1% of exports in 2019. Industrial exports increased from $9,662 million in 2015 to $9,693 million in 2019. During 2019, chemicals; food, beverages and tobacco; and textiles and apparel were the sectors with the greatest share of total exports from the industry group representing 8.1%, 4.7% and 2.9% of total exports, respectively.

Since 2004, the Government has been pursuing steps to promote exports, including:

•

the formation of regional foreign trade advisory committees, which coordinate the knowledge and expertise of both the private sector and the Government by exchanging initiatives and information, drafting proposals for overall programs and strategies, and implementing trade-related actions. These committees promote industry in areas conducive to exports, such as municipalities with shipping ports;

•

the formation of free trade zones — special enclaves which offer exchange, tax, customs and trade incentives to increase and diversify the production of goods and services for overseas markets. Industrial free trade zones may be used for goods and services, tourism promotion and science parks; and

•	the creation of EXPOPYME — a program that supports small and medium-size companies and provides business advice for entrepreneurs seeking export opportunities.

The Government currently assists exporters through the Plan Vallejo, also known as Special System of Imports and Exports, a Government program that started in 2002, under which producers of goods intended for overseas markets may obtain partial or total exemptions from customs duties and taxes on imported raw materials, capital goods, intermediate goods and spare parts, as long as they are incorporated into the goods or services to be exported. In 2008, the Government extended the benefits of Plan Vallejo by removing the duties on imports of machinery and equipment for 30 different categories of services. Services sectors such as tourism, software development, construction, communications and transport, among others, benefitted from the expansion of Plan Vallejo. In 2017, the Government added 636 new tariff items, including capital goods and machinery, which became part of the category of goods that can benefit from the advantages offered by the Vallejo Plan. This increased the amount of goods which can be imported into the country without tariffs and with deferred VAT from 1,500 to 2,136. On February 26, 2020, the Government modernized Plan

Vallejo, adapting it to current market circumstances and making the list of goods benefiting from the program more flexible, increasing its accessibility to small and medium-sized companies, mainly in the services sector. In addition, the temporary importation of supplies such as industrial machinery and equipment, computer equipment and its accessories, equipment for the health and telecommunications sectors, was authorized. The modification also includes external purchases in the aeronautical sector. From December 2015 to February 2020, 88 new plans have been approved and 158 programs have been modified, most of them in the agro-industry and manufacturing sectors. Currently 540 companies are part of the Plan Vallejo, of which 12 are in the service sector.

The following table shows the trends in the composition of Colombia’s exports for the years indicated, based on the export figures maintained by Banco de la República for balance of payments purposes.

Trends in the Composition of Exports

2012, 2015, 2017(2) and 2019(2)

	(millions of U.S. dollars and percentage of total exports)
	2012		2015		2017		2019
Exports (FOB):
Oil and its Derivatives	$31,497	52.7%	$14,518	40.7%	$13,308	35.5%	$15,961	40.9%
Coffee	$1,910	3.2%	$2,527	7.1%	$2,514	6.7%	$2,273	5.8%
Coal	$7,805	13.0%	$4,560	12.8%	$7,390	19.7%	$5,668	14.5%
Nickel and Gold	$4,263	7.1%	$1,512	4.2%	$1,667	4.4%	$1,987	5.1%
Nontraditional Exports (2)	$14,346	24.0%	$12,522	35.1%	$12,574	33.6%	$13,148	33.7%

Total Exports	$59,821	100.0%	$35,638	100.0%	$37,452	100.0%	$39,038	100.0%

Totals may differ due to rounding.

1:

Figures are based on the recommendations contained in the sixth edition of the IMF´s Balance of Payments Manual. Does not incorporate special trade operations. Total Exports figures from the Balance of Payments table include commerce from Free Trade Zones not included in DANE´s figures.

2:	Preliminary figures.
3:	Includes emeralds but does not include gold.

Source: DANE and Banco de la República—Economic Studies.

Exports of goods (according to Banco de la Republica) decreased by 4.7% in 2019 compared to 2018, principally due to a 23.9% decrease in exports of coal and a 5.2% decrease in exports of oil and its derivatives. Nontraditional exports including emeralds increased by 1.6%, from $14,788 million in 2018 to $15,032 million in 2019. Among industrial exports, the largest decreases among the categories of specifically identified export products were registered by nonmetallic minerals, which decreased by 15.2%, and food, beverages and tabaco, which decreased by 4.9%. Exports of goods in 2019 totaled approximately $39,489 million, including oil and its derivatives (40.9% of total exports), coal (14.5% of total exports), coffee (5.8% of total exports), nickel (1.4% of total exports) and nontraditional exports (38.1% of total exports).

The following tables show the composition of Colombia’s exports and the volume and price of Colombia’s leading exports for the years indicated.

Exports (FOB) by Group of Products

(millions of U.S. dollars)

	2015(1)	2016(1)	2017(1)	2018(1)	2019(1)
Mining
Oil and its Derivatives	$14,518	$10,796	$13,308	$16,843	$15,961
Coal	4,560	4,639	7,390	7,448	5,668
Emeralds	143	145	145	138	128
Nickel	430	328	361	558	545
Gold(2)	1,082	1,171	1,306	1,224	1,442
Others(3)	167	131	156	154	131
Total	$20,900	$17,209	$22,666	$26,365	$23,875
Agriculture, Livestock, Forestry and Fishing, except Coffee	2,619	2,748	2,972	3,056	3,196
Coffee	2,527	2,418	2,514	2,268	2,273
Industry
Food, Beverages and Tobacco	1,630	1,562	1,815	1,916	1,822
Textiles and Apparel(4)	1,310	1,102	1,092	1,161	1,134
Wood and its Derivatives	77	67	79	93	86
Paper and its Byproducts	350	283	310	325	334
Chemicals	3,406	3,022	3,049	3,209	3,156
Nonmetalic Minerals	320	313	309	325	276
Iron and Steel Industries	773	695	813	932	896
Machinery and Equipment	876	858	879	869	876
Other Industries(5)	919	914	955	1,057	1,115

Total	9,662	8,817	9,300	9,887	9,693

Total Exports	$35,638	$31,191	$37,452	$41,575	$39,038

Totals may differ due to rounding.

1:	Preliminary.
2:	The gold figures in this table represent the amount of gold transactions officially registered with Banco de la República.
3:	Includes salt, clay and sand mining and manufacture of fertilizers, chemicals and other products.
4:	Includes leather, leather products and plastic.
5:	Includes jewelry, musical instruments, sporting goods and other products.
Source:

DANE and Banco de la República. Figures are based on the recommendations contained in the sixth edition of the IMF´s Balance of Payments Manual. Does not incorporate special trade operations. Total Exports figures included under the Balance of Payments table above include commerce from Free Trade Zones that are not included in DANE´s Total Exports statistics.

Volume and Price of Leading Exports

	2015	2016	2017	2018(1)	2019(1)
Crude Oil Export Volume (thousands of barrels/day)	821	683	653	609	617
Crude Oil Price ($/barrel)	44.3	35.8	47.7	62.9	58.3
Coffee Export Volume (millions of 60 kg. bags)	11.9	12.2	11.8	11.8	12.5
Coffee Price ($/lb, ex dock)	1.62	1.49	1.60	1.45	1.37

1:	Preliminary.
Source: Banco	de la República.

In 2019, the total volume of crude oil exported increased by 1.3%, while the average price of crude oil exported by Colombia decreased by 7.3% from $62.9 per barrel in 2018 to $58.3 per barrel in 2019. The weighted average price of coffee exported by Colombian producers decreased to $1.37 per pound in 2019 from $1.45 per pound in 2018, a decrease of 5.3%. The volume of coffee exports increased by 5.6% from 11.8 million bags in 2018 to 12.5 million bags in 2019.

Imports

Imports (CIF) decreased by 15.6% in 2015 and 17.0% in 2016, each as compared to the prior year. Imports (CIF) increased by 2.6% in 2017, 11.2% in 2018 and 2.9% in 2019, each as compared to the prior year. In 2019, imports of consumer goods increased by 3.7%, imports of raw materials and intermediate goods increased by 1.4% and imports of capital goods increased by 4.5%, in each case compared to 2018. In 2019, consumer goods comprised 23.8% of total imports, raw materials and intermediate goods accounted for 44.9% of total imports and capital goods comprised 31.3% of total imports.

The following table shows the composition of Colombia’s major imports for the last five years.

Imports (CIF)

						% of total
	2015	2016(1)	2017(1)	2018(1)	2019	2019(1)
	(millions of U.S. dollars)
Consumer Goods	12,125	10,985	10,960	12,098	12,543	23.8%
Non-Durable	6,213	5,971	6,018	6,500	6,809	12.9%
Durable	5,912	5,014	4,942	5,598	5,734	10.9%
Automobiles	3,280	2,676	2,497	2,862	3,036	5.8%
Arms and Military Equipment	72	56	40	31	34	0.1%
Others	2,560	2,282	2,404	2,705	2,663	5.1%
Raw Materials and Intermediate Goods	23,310	20,346	20,936	23,338	23,653	44.9%
Fuels(2)	5,133	3,786	3,713	3,540	4,491	8.5%
Electric	2	38	2	5	55	0.1%
Agricultural	1,955	1,767	1,865	2,039	2,006	3.8%
Industrial	16,220	14,755	15,355	17,755	17,102	32.4%
Industrial, Chemical and Pharmaceutical Products	7,319	6,566	6,873	7,854	7,583	14.4%
Mineral Products	4,276	3,685	3,984	4,670	4,398	8.3%
Non-Food Agricultural Products	2,237	2,121	2,081	2,517	2,258	4.3%
Food Products	2,387	2,383	2,418	2,714	2,862	5.4%
Capital Goods	18,601	13,535	14,163	15,781	16,488	31.3%
Construction Materials	1,739	1,379	1,461	1,610	1,649	3.1%
Agricultural	163	155	186	155	135	0.3%
Transportation	5,693	3,513	3,689	4,219	4,659	8.8%
Industrial	11,006	8,488	8,828	9,797	10,043	19.1%
Industrial Machinery	4,027	2,906	2,974	3,294	3,207	6.1%
Office and Technical Machinery	2,802	2,265	2,180	2,390	2,531	4.8%
Others	4,176	3,317	3,673	4,114	4,306	8.2%
Unclassified	23	23	17	15	19	0.0%
Total	54,058	44,889	46,076	51,233	52,703	100.0%

Totals may differ due to rounding.

1:	Preliminary.
2:	Includes oil derivatives and coal.
Sources: DANE	and Dirección de Impuestos y Aduanas Nacionales (National Directorate of Customs and Taxes).

Geographic Distribution of Trade

The following tables show the destination and origin, respectively, of Colombia’s exports and imports.

Merchandise Exports to Major Trading Partners

	2015	2016	2017(1)	2018(1)	2019(1)
	(percentage of total exports)
United States	27.8	32.1	27.9	25.5	29.2
Venezuela	2.9	1.9	0.8	0.8	0.5
China	6.4	3.7	5.8	10.0	11.6
Netherlands	4.1	3.8	4.1	2.5	3.1
Ecuador	4.1	3.8	3.9	4.4	4.9
Panama	6.7	6.4	6.5	7.0	6.0
Spain	4.4	3.6	2.6	2.8	1.3
Chile	2.0	2.1	2.7	2.8	2.5
Peru	3.2	3.3	3.0	2.8	2.9
Brazil	3.3	3.1	3.6	3.7	3.7
India	1.5	0.7	0.7	1.3	0.9
United Kingdom	1.8	1.5	1.1	1.0	1.2
Switzerland	1.2	1.2	0.9	0.8	0.4
Others	30.5	32.6	36.4	34.5	31.9

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

1:	Preliminary.

Sources: DANE.

Merchandise Imports by Major Trading Partners(1)

	2015	2016	2017(2)	2018(2)	2019(2)
	(percentage of total imports)
United States	28.6	26.4	26.0	25.2	25.1
Mexico	7.2	7.7	7.6	7.8	7.5
China	18.5	19.2	18.9	20.6	20.8
Panama	0.2	0.1	0.1	0.1	0.1
Switzerland	0.8	0.9	0.9	0.9	0.9
South Korea	2.1	1.9	1.7	1.6	1.3
Germany	4.3	3.8	4.1	4.3	4.2
Brazil	3.9	4.7	5.0	5.5	6.0
Chile	1.4	1.6	1.5	1.4	1.2
Japan	2.2	2.5	2.7	2.5	2.3
Spain	1.7	2.0	2.1	1.9	1.9
Uruguay	0.1	0.2	0.1	0.1	0.1
Ecuador	1.5	1.8	1.6	1.6	1.6
Others	27.4	27.1	27.8	26.4	26.9

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

1:	Correspond to country of purchase.
2:	Preliminary

Sources: National Directorate of Customs and Taxes.

The United States is Colombia’s most important trading partner. During 2019, trade between the two countries accounted for approximately 25.1% of Colombia’s total imports and 29.2% of total exports. The major trading partners of Colombia classified by exports are the United States, the European Union and China. The major trading partners of Colombia classified by imports are the United States, China and the European Union.

Exports to the United States were $10.0 billion in 2015, $10.3 billion in 2016, $10.6 billion in 2017, $10.7 billion in 2018 and $11.5 billion in 2019. In 2019, exports to the United States increased by 7.9%, mainly due to an increase of 13.3% in exports of oil and its derivatives in comparison to 2018. Imports from the United States were $15.5 billion in 2015, $11.9 billion in 2016, $12.0 billion in 2017, $13.0 billion in 2018 and $13.3 billion in 2019. In 2019, imports from the United States increased by 2.2%, mainly as a result of an increase in imports of gasoline, other light fuels and diesel fuel.

Exports to China were $2.3 billion in 2015, $1.4 billion in 2016, $2.2 billion in 2017, $4.2 billion in 2018 and $4.6 billion in 2019. In 2019, exports to China increased 9.4% compared to the prior year, mainly due to a 50.2% increase in exports of various products of the chemical industries and a 33.9% increase in exports of iron and steel. Imports from China were $10.0 billion in 2015, $8.6 billion in 2016, $8.8 billion in 2017, $10.5 billion in 2018 and $11.0 billion in 2019. In 2019, imports from China increased by 4.0%, mainly as a result of a 32.5% increase in imports of electrical apparatus for telephony and telegraphy.

Exports to the European Union were $5.6 billion in 2015, $5.0 billion in 2016, $5.4 billion in 2017, $4.9 billion in 2018 and $4.6 billion in 2019. In 2019, exports to the European Union increased 5.8% compared to the prior year. Imports from the European Union were $8.3 billion in 2015, $6.3 billion in 2016, $6.9 billion in 2017, $7.6 billion in 2018 and $8.1 billion in 2019. In 2019, imports from the European Union increased by 7.2%.

Imports from México totaled U.S.$3.9 billion in 2019 compared to U.S.$3.9 billion in 2018.

Free Trade Agreements

On November 22, 2006, the United States and Colombia signed a free trade agreement that had been under discussion since 2004. On June 14, 2007, the Colombian Congress approved the Free Trade Agreement with the United States. Following the approval from Congress, on July 4, 2007, then President Uribe signed the law authorizing the Free Trade Agreement and on July 24, 2008, the Constitutional Court declared the agreement compatible with the Constitution. The Congress of the United States approved the Free Trade Agreement on October 12, 2011, and President Obama signed the agreement into law on October 21, 2011. The implementation phase in Colombia was intended to verify that the agreement is consistent with Colombia’s legal system. Thereafter, the two governments exchanged diplomatic notes at the Summit of the Americas in Cartagena, and the free trade agreement entered into force on May 15, 2012.

Colombia has pursued a policy of reducing trade barriers by fostering economic integration with other countries and promoting bilateral and multilateral trade agreements with regional trading partners. The Andean Community of Nations (Comunidad Andina de Naciones), which originally included Bolivia, Ecuador, Venezuela, Colombia and Peru, was part of an effort to increase trade among member countries. Pursuant to this agreement, originally ratified in May 1969, the member nations implemented common external tariffs on February 1, 1995. On April 5, 2004, the Andean Community concluded a free trade agreement with Mercosur. On April 22, 2006, Venezuela announced its intention to withdraw from the Andean Community. The Cartagena Agreement, under which the Andean Community was created, provides, however, that a member country that withdraws from the community must maintain the agreed tariff program of the existing free trade zone among community members for at least five years. On September 20, 2006, Chile was accepted as an associated member country of the Andean Community.

On November 28, 2011, Colombia and Venezuela signed a Partial Scope Agreement that supports and regulates the trade between the countries within the framework of the Asociación Latinoamericana de Integración, or ALADI, an association of 13 member countries (Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Panama, Paraguay, Peru, Uruguay and Venezuela) that seeks to establish a common market in the region.

In 2015, bilateral trade between Colombia and the other countries of the Andean Community decreased compared to 2014. Exports to the Andean Community decreased by 14% from $3,213 million in 2014 to $2,768 million in 2015. Exports to the Andean Community decreased by 13% from $2,768 million in 2015 to $2,399 million in 2016. Exports to the Andean Community increased by 14.0% in 2017 compared to 2016. Exports to the Andean Community increased by 14.5% compared to 2017 due to an increase of 26.4% in exports to Ecuador and an increase of 2.3% in exports to Peru. Imports from the Andean Community decreased by 19.5% from $2,675 million in 2014 to $2,153 million in 2015. Imports from the Andean Community decreased by 6.1% from $2,153 million in 2015 to $2,021 million in 2016. Imports from the Andean Community decreased by 14.3% from $2,021 million in 2016 to $1,731 million in 2017. Imports from the Andean Community increased by 9.3% from $1,731 in 2017 to $1,893 in 2018.

On June 26, 2012, the European Commission signed the free trade agreement among Colombia, Peru and the European Union. The European Parliament approved the agreement in December 2012 and Colombia completed its internal ratification procedures in June 2013, clearing the way for provisional application of the agreement on August 1, 2013. The agreement is currently in force.

The member states of the European Free Trade Association, Iceland, Liechtenstein, Norway and Switzerland signed a free trade agreement with Colombia on November 25, 2008, which was approved by law in January 2010. Colombia, Liechtenstein and Switzerland ratified the agreement in 2009. Norway and Iceland ratified it in 2014, and the agreement entered into force in September and October 2014, respectively. The agreement contemplates the liberalization of trade in agricultural and industrial goods, rules of origin, customs procedures and trade facilitation. It also includes commitments regarding trade in services, the transit of persons, e-commerce, technical standardization, investment measures, competition policy and intellectual property.

In February 2012, Colombia attended the Asia-Pacific Economic Cooperation (APEC) forum in Moscow to discuss topics such as trade, tourism, economic cooperation and investment. On May 22, 2013, then President Santos signed the Framework Agreement of the Pacific Alliance that will provide Colombia with greater access in areas such as free movement of goods, services, capital and people with the other members of the Pacific Alliance, which includes Chile, Mexico and Peru. On May 23, 2013, then President Santos met with the presidents of Chile, Mexico and Peru in the 7th Presidential Summit of the Pacific Alliance in Cali, Colombia, to discuss strategy to generate new business opportunities and to continue with the economic and commercial integration among the Pacific Alliance countries. On February 10, 2014, the 8th presidential summit of the Pacific Alliance was held in Cartagena, Colombia. During the summit, an additional protocol to the framework agreement of the Pacific Alliance was signed. The protocol is a central instrument for the liberalization of goods, services and investments. On June 30, 2017, the 12th presidential summit of the Pacific Alliance was held in Cali, Colombia. The member countries of the alliance reaffirmed their commitment to integration, celebrated the achievements and the entry into force of the free trade zone, welcomed Croatia, Slovenia and Lithuania as observer states of the Pacific Alliance and designated Colombia as President pro tempore of the alliance for the 2017-2018 period. On June 24, 2018, the 13th Presidential Summit of the Pacific Alliance was held in Mexico, where attendees signed the Declaration of Puerto Vallarta, which includes an action plan that seeks commercial integration between Mercosur and the Pacific Alliance.

In 2013, Colombia signed free trade agreements with South Korea, Costa Rica, Panama and Israel. The Colombian Congress ratified the free trade agreement with South Korea in December 2014, making it the first free trade agreement with a country in Asia and thus opening a commercial door to the Asia-Pacific region. In 2015, the Colombian Congress passed Law 1763 by which the free trade agreement between Colombia and Costa Rica was approved. On April 6, 2016, the Constitutional Court of Colombia approved the free trade agreement with Costa Rica which went into effect on August 1, 2016. On July 12, 2017, then President Santos enacted Law 1841, which ratified the free trade agreement with Israel, pending constitutionality review by the Constitutional Court. As of 2017, the trade agreement between Colombia and Panama was not in force.

Colombia has asigned and ratified several double taxation treaties aimed at reducing international tax evation. In 2015, a double taxation treaty among Portugal and Colombia entered into force. In March 2012, Colombia signed an agreement with the Czech Republic which entered into force in May 2015. In 2016 Colombia signed an agreement with the United Kingdom of Great Britain and Northern Ireland to which entered into force on December 2019.

On July 30, 2018, negotiations for a double taxation agreement with Japan concluded. The agreement seeks to promote foreign investment and to implement policies that aim to reduce tax fraud, also known as base erosion and profit shifting.

Foreign Investment

Foreign investment in Colombia was traditionally directed towards the oil and mining sectors. Previously, investment in sectors such as public services was prohibited, and investments in the financial sector were limited to no more than 49% foreign ownership of financial institutions. As part of the Apertura process, the Gaviria administration (1990-1994) enacted reforms designed to make foreign investment in Colombia more attractive. For example, legislation was enacted that ensured equal treatment of foreign and local investors and foreign access to traditionally restricted economic sectors. The Pastrana administration removed many of the remaining restrictions on foreign investment in order to stimulate economic growth and reduce unemployment. In June 1999, Congress approved a constitutional amendment to guarantee adequate compensation for expropriation of property.

Moreover, Decree 241 of 1999 removed restrictions on foreign investments in Colombian real estate, one of the few sectors of the economy in which foreign investment had been banned by the International Investment Statute. The public sector restructuring decrees of June 1999 also allowed public entities to sign contracts of “juridical stability” to protect private investors from sudden changes in legislation (including tax rules). Ecopetrol has made changes to the standard terms of its association contracts that are designed to encourage foreign investment in the oil sector. For a more detailed discussion of Ecopetrol’s association contracts, see “Economy—Principal Sectors of the Economy—Mining and Petroleum.” Law 756 of 2002 created an oil royalties system geared towards encouraging oil exploration on small and medium-size fields, which establishes variable royalties ranging from 8% for fields producing up to 5,000 barrels per day to 25% for fields producing in excess of 600,000 barrels per day. Likewise, with the objective of promoting foreign direct investment, Colombia has signed agreements with the International Center of Settlement of Investment Dispute, the Multilateral Investment Guarantee Agency and the Overseas Private Investment Corporation.

Under current law and regulations, foreign investments generally do not require prior governmental authorization. Foreign entities, however, must register investments with Banco de la República in order to establish their right to transfer profits and capital investments abroad. Investment in certain sectors, including financial services, still requires prior authorization. Foreign investment in national security and defense-related industries, as well as industries which process toxic and radioactive materials, is prohibited.

In 2015, net foreign direct investment totaled a net inflow of $15,062 million, a decrease of $13,763 million from the value recorded in 2014, and net portfolio investment was $3,338 million. In 2016, net foreign direct investment totaled a net inflow of $20,866 million, an increase of $5,805 million from the value recorded in 2015, and net portfolio investment was $7,019 million in 2016. According to data from Banco de la República, during 2017, net direct foreign investment was $18,090 million, a decrease of $2,777 million from the value recorded in 2016, and net portfolio investment had an inflow of $4,253 million. According to preliminary data from Banco de la República, during 2018, net foreign direct investment was $14,241 million, a decrease of $3,849 million from the value recorded in 2017, and net portfolio investment had an inflow of $2,706 million. According to preliminary data from Banco de la República, during 2019, net foreign direct investment totaled $13,122 million, a decrease of $1,120 million from the value recorded in 2018, and net portfolio investment registered an outflow of $1,451 million.

The following table sets forth information on net foreign direct investment by country of origin for the years indicated.

Net Foreign Direct Investment by Country of Origin(1)

	2015	2016	2017	2018(2)	2019(2)
	(millions of U.S. dollars)
North America	$2,312	$5,076	$4,124	$3,974	$3,805
Canada	319	2,188	231	643	483
United States	2,123	2,099	2,172	2,601	2,701
Mexico	(130)	789	1,721	730	620
South America	1,054	326	574	1,003	1,828
Andean Group	106	141	182	424	182
Others	947	185	392	578	1,646
Central America	1,689	1,524	1,458	1,276	1,072
Panama	1,650	1,433	1,429	1,227	1,029
Central American
Common Market(3)	39	91	29	49	44
Caribbean	1,795	2,147	1,286	(273)	2,042
Europe	4,653	4,609	6,184	5,297	5,647
EEC Countries	2,672	2,938	4,044	2,875	3,233
European Free Trade
Association	1,047	770	794	936	1,228
Other Countries	934	902	1,346	1,486	1,186
Asia	154	114	137	158	107
Other Countries	69	52	74	101	72
Portfolio Investment(4)	3,338	7,019	4,253	2,706	(1,451)
TOTAL	$15,062	$20,866	$18,090	$14,241	$13,122

Totals may differ due to rounding.

1:	Figures from balance of payments. Figures reflect foreign investment into Colombia and outflows of foreign direct investment, but do not reflect investment by Colombians abroad.
2:	Preliminary.
3:	Excluding Panama.
4:	Figures reflect only short-term portfolio investment inflows.
Source: Banco	de la República.

The following table sets forth information on net foreign direct investment by sector for the years indicated.

Net Foreign Direct Investment by Sector(1)

	2015	2016	2017	2018(2)	2019(2)
	(millions of U.S. dollars)
Direct investment(3) (4)	11,724	13,848	13,837	11,535	14,572
Petroleum	2,566	2,386	3,106	2,540	2,755
Agriculture and Fishing	194	292	214	202	359
Mining	608	(187)	1,155	1,401	1,793
Manufacturing	2,638	1,844	2,368	1,310	1,582
Public Services	274	3,661	413	141	316
Construction	693	613	298	511	848
Commerce	1,551	907	694	1,146	2,209
Transportation and Communications	730	1,358	3,294	1,550	1,209
Finance	2,235	2,641	1,908	2,358	2,929
Social Services	235	334	387	377	571
Portfolio investment(5)	3,338	7,019	4,253	2,706	(1,451)

Total	15,062	20,866	18,090	14,241	13,122

Totals may differ due to rounding.

1:	Figures from balance of payments.
2:	Preliminary.
3:	Includes reinvested earnings.
4:	Figures from balance of payments. Figures reflect foreign investment into Colombia and outflows of foreign direct investment, but do not reflect investment by Colombians abroad.
5:	Figures reflect only short-term portfolio investment inflows.
Source: Banco	de la República.

MONETARY SYSTEM

Banco de la República

Banco de la República, Colombia’s central bank, was chartered in 1923. Following ratification of the 1991 Constitution, Banco de la República was granted greater independence from the Government in its administration and in the formulation of monetary policy. The 1991 Constitution charges Banco de la República with the primary mission of controlling inflation, as measured by changes in the consumer price index, in addition to other central banking functions.

Banco de la República’s board of directors is responsible for setting monetary and exchange rate policy. The board of directors has seven members, five of whom are appointed by the President to four-year terms. At the end of each four-year term, the President may replace up to two of the five presidential appointees and must re-appoint the remaining three appointees. The Minister of Finance and Public Credit is the sixth board member and is the sole representative of the Government on the board of directors. The seventh member is elected by the other six members and serves as the Governor of Banco de la República. Unless all seven members of the board of directors vote to do so, Banco de la República may not finance the Government’s budget deficits. The Constitution prohibits Banco de la República from making loans to the private sector except to provide liquidity to the financial system or to arrange and intermediate non-peso denominated loans in the local market for specific limited purposes.

Banco de la República is authorized by law, subject to certain restrictions, to regulate interest rates payable on time deposits, establish minimum reserve requirements for credit institutions and provide discount facilities for certain types of bank loans. In addition, Banco de la República performs other traditional functions of a central bank, including managing the country’s international reserves and acting as lender of last resort to the financial system. The Government is responsible for any losses and entitled to any profits generated from the operations of Banco de la República. After many years of generating profits, Banco de la República began to record losses in 2010 due to lower external interest rates and, during 2015, the decrease in the international price of oil and the depreciation of the currency against the U.S. dollar, which have significantly reduced income from international reserves. After 2015, Banco de la República started to generate profits again because of an increase in interest and returns coming from international reserves. Banco de la República registered an operating gain of Ps. 7,148.6 billion in 2019, a gain of Ps. 4,907.2 billion from the operating gain of Ps. 2,241.4 billion registered in 2018, due to increased profits from international reserves.

Financial Sector

As of December 31, 2019, Colombia’s financial system was comprised of 25 banks (15 domestic and 10 foreign), five corporaciones financieras (financial corporations), 14 compañías de financiamiento comercial (commercial financing companies) and a number of securities brokerage houses and other non-banking institutions, such as insurance companies, trust companies and bonded warehouses. The main types of financial institutions are described below.

Banks. The Government owns one of the 15 domestic banks. Commercial banks can offer a full scale of retail (including mortgage) and corporate banking services with the exception of investment banking.

Financial corporations. Financial corporations are specialized institutions that mainly make equity investments in and medium-term loans to various companies. Financial corporations also engage in project finance, an activity that has increased in recent years. Although they may engage in some banking activities, financial corporations are prohibited from receiving demand deposits and instead rely on savings, time deposits, certificates of deposit, bonds, intermediation of lines of credit from multilateral institutions and short-term deposits from companies and individuals to meet their funding needs. Most financial corporations are private sector institutions.

Commercial financing companies. Commercial financing companies specialize in providing working capital financing and credit for the purchase of consumer goods, but may also participate as intermediaries in foreign exchange transactions, conduct leasing operations and obtain short-term deposits.

The Colombian financial system also includes institutions that promote specific sectors of the Colombian economy, such as FEN (later becoming FDN). See “Economy—Role of the State in the Economy; Privatization—State-Owned Financial Institutions.”

Decree 4174 of 2011 changed FEN into FDN and broadened its authority beyond the energy sector so that it can provide funding to other sectors of the economy. The FDN funds long term infrastructure projects in order to boost competitiveness and economic growth.

The following table shows the number of financial institutions and the percentage of loans and deposits corresponding to each category.

Colombian Financial System

as of December 31, 2019

	Number	% of Loans	% of Deposits
Banks
Domestic Banks	15	73.2%	70.2%
State-Owned Banks	1	2.8%	3.3%
Foreign Banks	10	24.5%	27.1%

	25	97.6%	97.3%
Financial Corporations	5	0.0%	1.0%
Commercial Financing Companies(1)	14	2.4%	1.7%
Special State-Owned Institutions(2)	11	7.2%	4.6%

Total	55	100.0%	100.0%

Totals may differ due to rounding.

1:	Includes companies that specialize in leasing.
2:

Includes FDN, Bancoldex, Financiera de Desarrollo Territorial (Territorial Development Financing Agency or “FINDETER”), Finagro, Fondo Financiero de Proyectos de Desarrollo (Financial Fund for Development Projects or “FONADE”), Fondo Nacional del Ahorro (National Savings Fund or “FNA”), Fondo de Garantías de Instituciones Financieras (Financial Institutions Guarantee Fund or “FOGAFIN”), Fondo de Garantías de Entidades Cooperativas (Cooperative Institutions Guarantee Fund or “FOGACOOP”), FNG, Instituto Colombiano de Crédito Educativo y Estudios Técnicos en el Exterior (Colombian Institute of Educational Credit and Overseas Technical Studies, or “ICETEX”) and Caja de Vivienda Militar.

Source: Financial	Superintendency.

The principal regulators of the financial institutions and the financial markets are the Ministry of Finance, Banco de la República and the Financial Superintendency. The Financial Superintendency was created by combining the Superintendency of Banks and the Superintendency of Securities into one office under Decree 4327 of 2005.

In 1989, the Government promulgated rules, which were further amended in 1994, setting forth the procedures to be followed in classifying loans as “non-performing” on the basis of specific risk and performance factors, establishing reserve requirements for loans and implementing capital adequacy requirements consistent with the standards recommended under the Basel accords. These rules are intended to improve the Colombian banking system and to ensure that standards followed by Colombian commercial banks are consistent with those followed by banks in other countries. Under these rules, banks are required to maintain net technical capital equal to at least 9.0% of their risk-weighted assets. The aggregate net technical capital (or solvency ratio) of Colombian banks was at 14.7% of risk-weighted assets on December 31, 2019, 87 basis points lower than the level recorded on December 31, 2018.

During the 1990s and early 2000s, the Government took steps to prevent a recurrence of past problems in the financial sector (particularly those problems of the early 1980’s that caused the Government to assume ownership of several commercial banks to prevent their failure), including the promulgation of stringent banking regulations and market-oriented foreign exchange policies. Law 45 of 1990 introduced the universal banking model, which permits commercial banks, through separate subsidiaries, to engage in stock brokerage, leasing, factoring, investment banking and other related activities, thereby stimulating competition among financial institutions and consolidating the financial sector.

In addition, under Law 45, foreign investment is now permitted in all types of financial institutions with no restrictions on the level of foreign ownership. As a result, with prior approval of the Financial Superintendency, foreign entities are able either to purchase controlling interests in commercial banks or to increase their ownership in existing commercial bank subsidiaries. Law 45 has led to increased foreign investment in the banking sector.

Net profits of the financial sector, excluding special state-owned institutions, increased from Ps. 10,662.7 billion in 2015 to Ps. 12,380.6 billion in 2016 but decreased to Ps. 8,238.4 billion in 2017. Net profits increased to Ps. 11,576.5 billion in 2018 and to Ps. 12,908.3 billion in 2019. The Government did not liquidate any financial institutions from 2014 through 2018.

The following table shows the results of the financial sector as of and for the year ended December 31, 2019.

Selected Financial Sector Indicators

(in millions of pesos as of and for

the year ended December 31, 2019*)

	Assets		Liabilities		Net Worth		Earnings
Banks	Ps.	675,086,917	Ps.	585,118,444	Ps.	89,968,473	Ps.	10,954,488
Non-Banking Financial Institutions(1)		31,408,554		19,138,155		12,270,399		1,953,834
Special State-Owned Institutions(2)		75,451,989		45,235,081		30,216,908		3,725,576

Total	Ps.	781,947,459	Ps.	649,491,680	Ps.	132,455,780	Ps.	16,633,898

Totals may differ due to rounding.

1.	Includes Financial Corporations and Commercial Financing Companies.
2.	Includes FDN, Bancoldex, FINDETER, FINAGRO, FNA, FOGAFIN, FONADE, FOGACOOP, FNG and ICETEX.
*

Starting in 2015 credit institutions (except IOE and Leasing Bancoldex) started to report under IFRS. In 2015 IOE and Leasing Bancoldex reported under COLGAAP. Data from 2015 are not comparable with previous years.

Source: Financial Superintendency.

FOGAFIN, the Colombian insurance deposit fund, is responsible for implementing many of the Government’s measures to support the financial sector. FOGAFIN’s primary mission is to maintain stability and public confidence in Colombian financial institutions. During 2006-2019, FOGAFIN did not establish any new credit lines and no private institutions joined the FOGAFIN recapitalization program to inject capital into small and medium banks.

The Government assistance program for private financial institutions was designed to be self-financing and to yield returns to help pay for possible defaults. FOGAFIN issues bonds yielding the average short-term composite reference rate (DTF) and lends these bonds to financial institutions for terms of one to three years at the rate of DTF + 2% and for terms of four to seven years at the rate of DTF + 3%. It is estimated that the Government will not incur costs with respect to the assistance program.

As of December 31, 2019, there was no outstanding Government assistance to state-owned institutions or financial aid given to financial institutions or provision of credit support in the form of interest payments.

Since 1998, FOGAFIN has assumed management responsibility and control of four banks (Banco del Estado, Banco Uconal, Bancafé and Interbanco), a savings and loan institution (Granahorrar) and two private consumer credit institutions (Fundación FES Compañía de Financiamiento Comercial and Corficafe). In managing these financial institutions, the Government, along with FOGAFIN, has formulated a strategy based on the same principles followed by the private banks for improving the institutions’ balance sheets and increasing their net worth, in order to increase their financial viability. Granahorrar was privatized when Banco Bilbao Vizcaya Argentaria purchased Granahorrar in 2005. Bancafé was bought by Banco Davivienda S.A. in 2007.

Liquidity and Credit Aggregates

The total amount of loans outstanding, including leasing, from Colombian financial institutions was Ps. 490.3 trillion at December 31, 2019, Ps. 455.5 trillion at December 31, 2018 and Ps. 429.2 trillion at December 31, 2017. Leasing has been included into the amount of loans outstanding beginning in 2010 because of changes made by the Financial Superintendency through Circular Externa 35 of 2009 that came into force on April 1, 2010. Past due loans stood at Ps. 10.8 trillion at December 31, 2015, Ps. 13.0 trillion at December 31, 2016, Ps. 18.7 trillion at December 31, 2017, Ps 20.9 trillion at December 31, 2018 and Ps 21.3 trillion at December 31, 2019. As a percentage of total loans, past due loans decreased to 2.9% in 2015 and increased to 3.2%, 4.3% and 4.6% in 2016, 2017 and 2018, respectively. In 2019 past due loans decreased to 4.3% of total loans. Provisions as a percentage of past due loans decreased from 156.9% as of December 31, 2015 to 154.3% as of December 31, 2016 and to 133.8% as of December 31, 2017 and increased to 137.3% and 142.6% as of December 31, 2018 and 2019, respectively. The following table shows selected monetary indicators for the years indicated.

As of December 31, 2019, the aggregate net technical capital (or solvency ratio) of Colombian banks was 14.7% of risk-weighted assets compared to 15.6% as of December 31, 2018. Risk-weighted assets increased to Ps. 565.9 trillion as of March 31, 2020, from Ps. 491.8 trillion as of March 31, 2019. As of December 31, 2019, risk-weighted assets increased to Ps. 523.8 trillion compared to Ps. 482.1 as of December 31, 2018

Selected Monetary Indicators

	2015	2016	2017	2018	2019
M1(1) (percentage change)	9.9	(1.3)	6.4	7.9	10.4
M2(2) (percentage change)	13.7	6.2	7.0	5.0	8.7
M3(3) (percentage change)	11.6	7.4	7.3	5.6	7.9
Credit from the Financial System (percentage change) (4)	16.8	7.7	12.8	6.8	11.6
Discount Rate(5) (percent)	4.6	7.1	6.1	4.4	4.3

1:	Currency in circulation plus demand deposits.
2:	M1 plus certificates of deposit plus savings deposits.
3:	M2 (i.e., currency in circulation plus liabilities subject to minimum reserve requirements) and bonds issued by the financial system.
4:	Gross credit to private sector. Financial system excludes Banco de la República.
5:	Banco de la República’s one-day discount rate for liquidity to the financial system. Weighted average for the year.

Source: Banco de la República.

Interest Rates and Inflation

During 2015, the average short-term composite reference rate, or DTF, was 4.6% and increased to 6.8% in 2016 but decreased to 6.0% in 2017 and 4.7% in 2018. During 2019, the highest recorded DTF was in February at 4.6% and the lowest was in October when the DTF was 4.4%. The average DTF rate in 2019 was 4.5%. As of May 31, 2020, the DTF was 4.3%.

Banco de la República’s policy has been to reduce inflation gradually to minimize the impact on economic growth. Since 1971, Colombia has experienced year-to-year consumer inflation rates ranging from a high of 32.4% in 1990 to a low of 1.9% in 2013. The decline in consumer inflation rates from the 25-30% range of the late 1980’s and early 1990s was due in part to the effective implementation of a monetary policy that removed excess liquidity from the economy, providing only the amount of cash necessary for the optimal performance of the economy. As of December 31, 2015, the consumer inflation rate increased to 6.8%. This increase was primarily due to an increase in the price of food (10.9%) and other expenses (6.9%). As of December 31, 2016, the consumer inflation rate decreased to 5.8%. This decrease in inflation rate was mainly attributable to the lower price increases of food (7.2%) and other expenses (7.3%). As of December 31, 2017, consumer inflation decreased to 4.1%. This decrease in inflation rate was mainly attributable to the lower increases in the price of foods (1.9%) and clothing (2.0%). As of December 31, 2018, consumer inflation decreased to 3.2%. This decrease in inflation rate was mainly attributable to the lower price increases of food (2.4%) and clothing (0.3%). As of December 31, 2019, the consumer inflation rate increased to 3.8%, which increase was mainly due to an increase in the prices of food and non-alcoholic beverages (5.8%), education (5.8%) and alcoholic beverages (5.5%).

The discount rate was increased by 25 basis points on April 25, 2014 to 3.50% and raised an additional 25 basis points on May 30, 2014 to 3.75%. The increases were made because Banco de la Republica decided to phase out its monetary stimulus due to the improving economic situation of the country. On June 20, 2014, Banco de la República decided to increase the discount rate by 25 basis points to 4.0%, mainly because consumer inflation and first quarter GDP growth (6.4%) were higher than expected. Due to continued weakness in global demand and lower oil and raw material prices, Banco de la República increased the discount rate by 25 basis points to 4.25% on August 1, 2014. Banco de la República increased the discount rate to 4.5% on September 1, 2014 to combat higher seasonal inflation in entertainment services (2.8%) and transportation (3.2%) in the last quarter of the year. Through August 2015, Banco de la República maintained the rate at 4.5% due to a small increase in inflation, lower economic growth in the United States and Euro Zone, the risk of a greater deterioration in the Chinese economy, as well as a Yuan devaluation, low oil prices, low international demand, and the possibility of an increase in the United States interest rates made by the Federal Reserve. From September 2015 to August 2016, Banco de la República has adjusted the discount rate ten times from 4.50% to a high of 7.75%. The increases were made because Banco de la Republica decided to phase out its monetary stimulus due to the increase in the consumer inflation caused by higher food prices, the effects of the weather phenomenon “El Niño” and the continued weakness in global demand and lower oil and raw material prices. From December 2016 to April 2018, Banco de la República has adjusted the discount rate twelve times from 7.50% to a low of 4.25%. These decreases were made because of a reduction in consumer inflation since September 2016. On March 27, 2020, Banco de la República decreased the discount rate by 50 basis points to 3.75% due to COVID-19, which directly affected domestic economic activity and contracted international trade, and the collapse in the price of oil. From April 30, 2020 to June 30, 2020, Banco de la República decreased the discount rate by an additional 125 basis points to 2.50% as a countercyclical monetary policy stance in response to the global economic collapse caused by the COVID-19 pandemic.

The producer price index stood at 5.5% in 2015 and at 2.2% in 2016, increased to 3.3% in 2017 and decreased to 2.3% in 2018 but increased to 6.1% in 2019. The increase in the year-over-year producer price index was mainly due to an increase in prices of mining (9.7%) and agriculture, livestock and fishing (6.5%). As of April 30, 2020, the year-over-year PPI decreased to 4.8%, mainly due to a decrease in prices in the oil sector.

Monetary policy has also focused on counterbalancing the effect of large capital inflows and maintaining the stability of the real exchange rate. To this end, from time to time the Government has imposed taxes on transfers of foreign currencies to Colombian residents from abroad, required mandatory investment of foreign exchange receipts in negotiable “exchange certificates” and imposed deposit requirements with respect to foreign currency denominated indebtedness of less than a specified term.

In February 2015, DANE introduced a new methodology for calculating the producer price index (“PPI”) based on recommendations from the IMF, the OECD and Banco de la República. While the old methodology measured the average monthly change in prices of a basket of domestic supply of goods in the first stage of commercialization, including goods produced and sold by national companies and importers, the new methodology measures the average monthly change in prices of a basket of goods produced domestically. The new methodology has been applied to figures beginning in January 2015.

The following table shows changes in the consumer price index and the producer price index and average 90-day deposit rates for the periods indicated.

Inflation and Interest Rates

Period	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-Term Reference Rate (DTF)(2)
2015	5.3	5.5	4.6
2016	5.5	2.2	6.8
2017	5.0	3.3	6.0
2018	3.5	2.3	4.5
2019
January	3.5	2.7	4.6
February	3.2	3.8	4.6
March	3.3	4.7	4.6
April	3.3	5.9	4.5
May	3.3	5.3	4.5
June	3.2	3.8	4.5
July	3.3	4.6	4.5
August	3.3	5.0	4.4
September	3.4	3.8	4.5
October	3.3	2.4	4.4
November	3.4	4.0	4.4
December	3.5	6.1	4.5

1:

Percentage change over the previous twelve months at the end of each month indicated, except for 2018 and 2019, which registers percentage change from previous month. Figures for 2017, 2018 and 2019 apply the new methodology announced by DANE as described above.

2:	Average for each of the years 2015-2017 and, for each indicated month in 2018 and 2019, year-on-year of the DTF, as calculated by the Financial Superintendency.

Sources: DANE and Banco de la República.

Foreign Exchange Rates and International Reserves

Exchange Rates

From January 1994 to September 1999, Banco de la República maintained a band within which the exchange rate was permitted to fluctuate. On September 25, 1999, Banco de la República decided to abandon the band system and adopt a free-floating exchange rate system. This change was made only after an initial agreement with the IMF for an Extended Fund Facility had been reached, evidencing a commitment by multilateral organizations to support the Colombian economic program. The transition to the new free-floating foreign exchange regime did not result in a significant deterioration of the exchange rate.

As of December 31, 2015, the representative market rate was Ps. 3,149.47/$1.00, a depreciation of 31.6% from the peso’s value on December 31, 2014. As of December 31, 2016, the representative market rate was Ps. 3,000.71/$1.00, an appreciation of 4.7% since December 31, 2015. As of December 31, 2017, the representative market rate was Ps. 2,984.00/$1.00, an appreciation of 0.6% since December 31, 2016. As of December 31, 2018, the representative market rate was Ps. 3,249.75/$1.00, a depreciation of 9.4% since December 31, 2017. As of December 31, 2019, the representative market rate was Ps. 3,277.14/$1.00, a depreciation of 0.8% since December 31, 2018.

As established by Decree 4712 of 2008 and in accordance with the technical criteria established by Resolution No. 262 of February 11, 2011, which governs the administration of excess liquidity, the General Directorate of Public Credit and the National Treasury is allowed to perform any transaction that Colombia may require in the foreign exchange market, including the purchase of foreign exchange in such amounts and at such times as it may determine from time to time and derivatives operations that consist of swaps and forward contracts over foreign exchange. As of December 2019, the General Directorate of Public Credit and National Treasury had no current position in swaps and forward contracts over foreign exchange.

The following table shows the average and end-of-period peso/dollar exchange rates and the real exchange rate index for the dates and periods indicated.

Exchange Rates

Year	Average	End-of- period	Real Exchange Rate Index(2)(3) Average
	(pesos per U.S. dollar)		(Avg. 2010=100)
2015	2,741.78	3,149.47	129.56
2016	3,055.26	3,000.71	135.34
2017	2,951.27	2,984.00	130.84
2018
January	2,867.68	2,844.14	129.88
February	2,860.00	2,855.93	130.42
March	2,852.46	2,780.47	129.81
April	2,765.96	2,806.28	125.46
May	2,862.95	2,879.32	126.52
June	2,893.22	2,930.80	126.37
July	2,885.55	2,875.72	125.44
August	2,959.57	3,027.39	127.56
September	3,037.80	2,972.18	129.92
October	3,080.48	3,202.44	131.73
November	3,198.13	3,240.02	135.33
December	3,212.48	3,249.75	135.61
2019
January	3,161.91	3,163.46	135.22
February	3,115.15	3,072.01	133.24
March	3,125.34	3,174.79	133.48
April	3,155.22	3,247.72	134.51
May	3,310.49	3,357.82	139.25
June	3,256.02	3,205.67	137.49
July	3,208.11	3,296.85	135.43
August	3,412.65	3,427.29	141.39

Year	Average	End-of- period	Real Exchange Rate Index(2)(3) Average
	(pesos per U.S. dollar)		(Avg. 2010=100)
September	3,399.62	3,462.01	139.65
October	3,437.73	3,389.94	141.68
November	3,411.42	3,522.48	140.08
December	3,383.00	3,277.14	140.49

1:	Representative market rate as calculated by the Financial Superintendency.
2:

Colombian Peso Real Exchange Rate Index “1”: Based on the producer price index for non-traditional goods in global trade. The real exchange rate index is calculated by adjusting the nominal exchange rate by the producer price index of Colombia’s trading partners and the domestic producer price index. Yearly data corresponds to December of each year. From May 2015 Real Exchange Rate Index base is 2010. Producer price index figures used in calculating Colombian Peso Real Exchange Rate Index for 2015 use the new methodology described above.

3:	The Real Exchange Rate Index figures for 2015-2019 are preliminary.

Source: Superintendencia Financiera, Banco de la República.

International Reserves

Banco de la República’s gross international reserves stood at $46,740.4 million as of December 31, 2015. As of December 31, 2016, gross international reserves decreased by $57.6 million to $46,682.8 million. As of December 31, 2017, gross international reserves increased by $954.4 million to $47,637.2 million. As of December 31, 2018, gross international reserves increased by $764.3 million to $48,401.5 million. As of December 31, 2019, gross international reserves increased by $4,772.7 million to $53,174.2 million.

In December 2011, Banco de la República decided to resume the accumulation of international reserves mainly due to three factors: (i) low interest rates in the developed economies; (ii) a decision to have a more conservative risk profile of the central bank’s portfolio; and (iii) the depreciation of the euro against the dollar by 3% in 2011. During 2012 and 2013, Banco de la República continued accumulating international reserves mainly due to the adoption of a conservative risk profile in light of the global financial crisis. In July 2014, Banco de la República decided to increase the daily amount of dollar purchases and continued accumulating international reserves, in an amount totaling $2.0 billion between July and September 2014, buying at least $30 million daily. During October 2014, Banco de la República resumed accumulating international reserves through average daily purchases of $10.0 million in competitive auctions. In November 2014, Banco de la República purchased $165.0 million in the foreign exchange market through the auction mechanism of direct purchase. From January 2014 to December 2014, Banco de la República accumulated $4.1 billion. From February 2015 to September 2018, Banco de la República did not increase its international reserves. On October 1, 2018, Banco de la República initiated a program to accumulate international reserves with an initial auction of up to $400 million. As of December 31, 2019, Banco de la República has accumulated $1,878.4 million in four auctions.

Banco de la República invests its international reserves in a mix of currencies that reflects the profile of the country’s foreign debt. As of December 31 2019, the mix of currencies was approximately 85.7% in U.S. dollars, 7.1% in Australian dollars, 3.2% in Canadian dollars, 1.3% in Norwegian kroner, 1.0% in British pounds sterling and 0.9% in New Zealand dollars .

On May 22, 2012, the Government issued Decree 1076 of 2012, which establishes a system to administer the “Fondo de Ahorro y Estabilización del Sistema General de Regalías,” or Savings and Stabilization Fund. Based on Legislative Act No. 05 of 2011, up to 30% of the income from the General System of Royalties will be disbursed to the Savings and Stabilization Fund. The General Directorate of Public Credit and National Treasury is responsible for transferring such royalties to the Savings and Stabilization Fund, which is managed by Banco de la República. For this purpose, the General Directorate of Public Credit and National Treasury, at its sole discretion, may buy dollars in the secondary market. Royalties are derived from natural resources, such as oil, coal and other mining activities. As of December 31, 2019, transfers in dollars into the Savings and Stabilization Fund since inception totaled $4.1 billion. On March 21, 2020, the Government issued Decree 444 of 2020, which established that the Central Government could borrow money from the Savings and Stabilization Fund in order to attend the national emergency due to the COVID-19 pandemic. As of March 31, 2020, transfers in dollars into the Savings and Stabilization Fund since inception totaled $3.7 billion.

The following table shows the composition of the international reserves of Banco de la República at the end of the years indicated.

International Reserves

	2015(1)	2016(1)	2017(1)	2018	2019
	(millions of U.S. dollars)
Gross International Reserves
Monetary Gold	$119.4	$214.7	$432.0	$529.3	$678.9
Special Drawing Rights	990.2	933.3	959.2	914.0	883.8
International Monetary Fund	335.9	52.6	293.5	359.6	563.7
Investments	44,731.8	44,918.6	45,241.2	45,878.8	50,347.1
Others(2)	563.0	563.8	711.3	719.8	700.8

	46,740.4	46,682.8	47,637.2	48,401.5	53,174.2

Less: Short- and Medium-Term Liabilities of Banco de la República	9.3	8.2	8.2	8.9	7.0

Net International Reserves	$46,731.1	$46,674.6	$47,629.0	$48,392.9	$53,167.2

Reserves (Months of Imports (FOB))
Goods(3)	10.8	13.0	12.9	11.7	12.6
Goods and Services(4)	8.7	10.3	10.1	9.2	9.9

Totals may differ due to rounding.

1:	Preliminary figures.
2:	Includes deposits in Latin American Reserve Fund, Cash, Andean pesos, sight deposits, remittance in process and compensation agreements.
3:	Reflects imports of goods, as well as special trade operations.
4:	Contains items included in (3) above, plus imports of factor and non-factor services.

Source: Banco de la República.

Securities Markets

On July 3, 2001, the Bolsa de Valores de Colombia (Colombian Stock Exchange) was formed as a result of the merger of the three then existing stock exchanges (Bolsa de Bogotá, Bolsa de Medellín and Bolsa de Occidente). Both debt and equity securities are traded on the Colombian Stock Exchange, although the vast majority of securities traded are fixed-income debt securities. The Colombian Stock Exchange has adopted an index called the Indice General de la Bolsa de Colombia (Colombian Stock Exchange Indicator, or “IGBC”), which comprises a group of equity securities the composition of which is determined in part by the frequency of trading in each quarter. As of December 31, 2015, the IGBC decreased by 26.5% compared to 2014 to 8,547.3 points. As of December 31, 2016, the IGBC increased by 18.2% compared to 2015 to 10,106.25 points. As of December 31, 2017, the IGBC increased by 13.6% compared to 2016 to 11,478.10 points. As of December 31, 2018, the IGBC decreased by 2.9% compared to 2017 to 11,144.08 points. As of November 18, 2019, the IGBC ceased to be published by the Colombian Stock Exchange.

On January 15, 2008, the COLCAP and COL20 stocks indexes were introduced to the market in order to replace gradually the IGBC. COLCAP measures the variation of the 20 most traded stocks in the Colombian Stock Exchange by level of capitalization, while COL20 measures the variation of the 20 most traded stocks in the Colombian Stock Exchange by level of liquidity. The initial level of both indexes was 1,000 points. As of December 31, 2014, both indexes decreased, with the COLCAP decreasing by 5.8% to 1,513.0 points and the COL20 decreasing by 14.1% to 1,076.3 points. As of December 31, 2015, both indexes decreased, with the COLCAP decreasing by 15.4% to 1,153.7 points and the COL20 decreasing by 11.1% to 888.6 points. As of December 31, 2017, both indexes increased, with the COLCAP increasing by 12.0% to 1,513.65 points and the COL20 increasing by 5.8% to 1,207.40 points. As of December 31, 2016, both indexes increased, with the COLCAP increasing by 17.2% to 1,351.68 points and the COL20 increasing by 28.5% to 1,141.49 points. As of December 31, 2017, both indexes increased, with the COLCAP increasing by 12.0% to 1,513.65 points and the COL20 increasing by 5.8% to 1,207.40 points. As of December 31, 2018, The COLCAP decreased by 12.4% to 1,325.9 points and the COL20 increased by 780.6% to 10,631.9 points. As of November 18, 2019, the COL20 ceased to be published by the Colombian Stock Exchange. As of December 31, 2019, the COLCAP increased by 25.4% to 1,662.4 points.

The Colombian Stock Exchange began trading standardized derivatives in September 2008 with the negotiation of a five-year TES futures contract. In 2012, the Colombian Stock Exchange continued its strategy of consolidating and strengthening the local derivatives market through the promotion of existing products, the creation of new ones and the implementation of an intensive training and educational program. In 2013 this strategy continued, along with the aim of further internationalizing the Colombian stock market. The number of derivatives contracts traded during 2013 was 685,135 contracts, representing an 8.7% increase from the 630,590 contracts negotiated in 2012. The increase in trading volume was due mainly to the legal action taken against InterBolsa, a Colombian securities broker, which resulted in the closure of the largest stock market operator and created distrust towards the stock market in general. The trading volume in the derivatives market during 2014 was 941,620 contracts, representing a 37.4% increase from the previous year, a historic high for traded futures in the Colombian stock market. During 2015, the trading volume was 1,044,000 contracts, representing a 10.9% increase from the previous year, a historic high for traded futures in the Colombian stock market. During 2016, the trading volume was 1,403,000 contracts, representing a 34.4% increase from the previous year. During 2017, the trading volume was 1,117,000 contracts, representing a 20.4% decrease from the previous year. During 2018, the trading volume was 1,064,000 contracts, representing a 4.7% decrease from the previous year. During 2019, the trading volume was 905,000 contracts, representing a 14.9% decrease from the previous year.

The Colombian Stock Exchange is owned by member firms responsible for developing and implementing regulations governing trading on the exchange. Although largely self-regulated, capital markets intermediaries require a license from the Superintendence of Finance in order to operate. The market capitalization of the Colombian Stock Exchange was Ps. 437 trillion on December 31, 2019, compared to Ps. 340 trillion on December 31, 2018.

The total value of securities traded on the Colombian Stock Exchange during 2019 was Ps. 1,551.52 trillion, representing a nominal increase of 7.3% in peso terms compared to 2018.

Equity trading during 2019 amounted to approximately Ps. 52.4 trillion, or 3.4%, of the total value of securities traded. This represents a nominal increase of 13.7% in the total value of equity trading from 2018.

On May 30, 2011, the “Mercado Integrado Latinoamericano” (“MILA”) began its operations. This project involves the integration of technology platforms of the Colombian, Chilean and Peruvian stock markets. The MILA allows investors to carry out cash transactions in investments in shares listed on the Colombian Stock Exchange, Bolsa de Comercio de Santiago (BCS) and Bolsa de Valores de Lima (“BVL”), involving the three securities depositaries, DECEVAL (Déposito Centralizado de Valores de Colombia), CAVALI (Registro Central de Valores y Liquidaciones) and the Central Securities Depository (CSD) of Colombia, Peru and Chile, respectively. The main objective of the integration is to develop the capital markets by offering investors a wider range of securities as well as larger funding sources for issuers. The creation of MILA is expected to diversify, expand and improve the attractiveness of trading of securities in the three countries for both domestic and international investors. By December 2013, the total number of issuers registered with MILA was 590. On June 19, 2014, the Bolsa Mexicana de Valores (“BMV”) became a member of MILA. As of December 31, 2019, the number of registered issuers was 624. As of December 31, 2019, the capitalization of MILA was $857.5 billion, a 7.8% increase from the previous year.

PUBLIC SECTOR FINANCE

General

The Constitution and the Budgetary Organic Law of 1996 govern Colombia’s budgetary process. The budget process requires the participation of all governmental ministries and agencies. The Ministry of Finance prepares a revenue and expenditure summary for the Government and public sector agencies and then presents it in the form of a bill to Congress by the July prior to the beginning of the next fiscal year. Both houses of Congress must approve the budget by November of each year. It is then presented to the President, who has veto power over individual expenditures. Expenditure increases, but not expenditure reductions, must be approved by Congress as budget amendments. Local legislatures approve their budgets in accordance with the general procedures established pursuant to departmental and municipal law.

The Constitution and Law 60 of 1993 (described below under “—Public Sector Accounts—Revenues”) require the Government to transfer funds to departmental and municipal governments. Although the Government does not finance departmental and local government deficits, all domestic bond offerings and foreign debt incurred by these governmental entities must be approved by the Central Government. In addition, under Law 358 of 1997, municipalities and departments may not incur debt service obligations beyond a certain percentage of their operational savings (defined as current revenues less current expenditures).

The budgets for state-owned companies are evaluated by the Ministry of Finance and the National Planning Department, approved by the Consejo Superior de Política Fiscal (“CONFIS”) and sanctioned by Presidential decree. These budgets are devised in conformity with the macroeconomic plan adopted by the Government each fiscal year, which sets general revenue and expense targets for the state-owned companies. During the year, the Government may modify these budgets.

The budgets of Government ministries and agencies, departmental andPM municipal governments and state-owned companies constitute the consolidated non-financial public sector fiscal accounts. These accounts exclude both the revenues and the expenses of state-owned financial institutions. State-owned financial institutions, development banks and commercial banks have a separate budget process supervised by the Financial Superintendency.

The Contraloría General de la República (General Comptroller of the Republic) audits the financial accounts of the Government, which are submitted annually to Congress for its approval.

Under the 1991 Constitution, royalties received from the exploitation of nonrenewable natural resources that are not directly distributed to departments and municipalities where the natural resources are located or transported are paid into the Fondo Nacional de Regalías (National Royalties Fund). Funds from the National Royalties Fund are used to finance mining development, environmental protection and other regional development projects, including health, education, water and sanitation projects. On January 1, 2012, Decree No. 4923-2011 was enacted by the Government in order to operate the General Royalty System. The decree establishes the objectives, goals, administration, execution, control and distribution of income of proceeds from non-renewable natural resources. On July 18, 2018, Law No. 1923 was issued, regulating the provisions of paragraph 5 of article 361 of the Constitution, regarding investment programs and projects that will be financed with resources from the Fund for Science, Technology and Innovation of the General System of Royalties. The projects that are financed with these resources will be decided by the Órgano Colegiado de Administración y Decisión (OCAD) for Science, Technology and Innovation, through an open, competitive and public process.

In 1995, the Fondo de Ahorro y Estabilización Petrolera (Oil Stabilization and Savings Fund or “FAEP”) was created to monitor the macroeconomic effects of the large foreign exchange inflows due to the then recently discovered oil reserves and to ensure that local governments prudently use the revenues generated from petroleum royalties. Ecopetrol, the National Royalties Fund and the departments and municipalities where oil is produced contribute to the FAEP. Banco de la República administers FAEP. Under the law establishing FAEP, royalties from petroleum production in excess of a predetermined amount payable to the national and local governments are invested abroad through FAEP and are only disbursed for infrastructure projects and social expenditures.

Decree 1849 of 2013 established the maximum percentages of funds withdrawals per year. Decree 1082 of 2015 established that FAEP had to disburse 100% of its funds by the end of 2019. The Decree gives priority to withdrawals of local entities. The resources should be used to pay the debt of health entities and road investment according to articles 275 and 118 of National Development Plan 2010-2014.

Article 69 of the National Development Plan for 2006-2010 (“2006-2010 National Development Plan”) also created the Stabilization Fund for Fuel Prices (“FEPC”) and established, as an initial source of financing, part of the fund balance accumulated by Ecopetrol in FAEP. In 2008, FAEP transferred Ps. 420 billion (0.1% of GDP) to the FEPC. As of December 31, 2019, the total fund balance of the FEPC was a deficit of Ps. 1,802 million, or (0.2)% of GDP, compared with a deficit of (0.4)%, in 2018. The projected figures of the total fund balance of the FEPC for 2020 is a surplus of Ps. 978 million, or 0.1% of GDP, due to the sharp drop in international prices for diesel fuel and gasoline.

On June 26, 2020, the Government published its medium-term fiscal framework, which reflects the Government’s expectations after the implementation of measures to control the spread of COVID-19, which, together with an environment dominated by global uncertainty, led to a revision of the GDP growth forecast from 3.7% to negative 5.5%. The economic shock is expected to affect both production and aggregate demand. The most affected sectors are expected to be commerce (11.2%), construction (16.1%) and art, entertainment and recreation, cultural, sports and other services (28.2%). On the other hand, household consumption and investment is expected to decrease by 5.7% and 17.7%, respectively, and government spending is expected to grow by 4.1%, making it the only component of domestic demand that would contribute to growth.

As a consequence of the macroeconomic shock caused by the COVID-19 pandemic, the Colombian Government, with the prior favorable opinion of the Fiscal Rule Advisory Council (Comite Consultivo de la Regla Fiscal), decided to suspend the fiscal rules for 2020 and 2021. The estimated fiscal deficit for 2020 and 2021 is 8.2% and 5.1% of GDP, respectively. In these years, the planned increases in spending are due exclusively to factors linked to the pandemic.

Public Sector Accounts

The following tables set forth revenues and expenditures (on a cash-flow basis) for the consolidated non-financial public sector for the 2015-2019 period, budgeted figures for 2020 and the resulting fiscal surplus or deficit as a percentage of GDP.

Non-financial Public Sector Revenues and Expenditures(1)

(billions of pesos)

	2015	2016	2017	2018	2019	Budget 2020(5)
Central Government
Total Revenues	Ps. 129,321	Ps. 128,367	Ps. 144,062	Ps. 149,292	Ps. 171,861	Ps. 157,664
Current Expenditures(2)	108,668	124,314	152,325	163,108	175,667	217,739
Capital Expenditures	44,116	37,088	21,815	14,040	18,511	19,651
Total Expenditures	152,784	161,401	174,140	177,148	194,178	237,390
Net Loans to Other Entities	(18)	(95)	(92)	(267)	(174)	0
Accrual adjustments(3)	824	1,986	3,650	2,726	3,906	3,687
(Deficit)/Surplus	(24,269)	(34,925)	(33,636)	(30,316)	(26,049)	(83,413)
Decentralized Agencies
Total Revenues	14,046	13,809	15,912	15,041	17,046	16,792
Expenditures

	2015	2016	2017	2018	2019	Budget 2020(5)
Current Expenditures	1,072	1,726	2,565	5,551	6,017	6,396
Capital Expenditures	13,463	11,995	12,719	9,919	10,596	10,295
Total Expenditures	14,535	13,721	15,284	15,469	16,613	16,690
Accrual adjustments(3)	436	572	(14)	(366)	829	347
(Deficit)/Surplus	(925)	(484)	642	(62)	(397)	(246)
Local Public Sector(4)
Total Revenues	69,314	63,902	65,546	73,959	80,203	74,281
Expenditures
Current Expenditures	34,059	18,590	10,286	10,949	12,850	13,804
Capital Expenditures	39,357	42,706	51,091	57,577	71,112	69,800
Total Expenditures	73,415	61,295	61,377	68,526	83,962	83,604
Net Loans to Other Entities	0	0	0	0	0	0
Accrual adjustments(3)	0	0	0	0	0	0
(Deficit)/Surplus	(4,102)	2,606	4,169	5,433	(3,759)	(9,323)
Social Security
Total Revenues	72,323	79,838	86,937	112,979	121,925	124,159

	2015	2016	2017	2018	2019	Budget 2020(5)
Expenditures
Current Expenditures	68,687	72,584	79,505	109,651	117,877	124,111
Capital Expenditures	25	101	109	16	16	18
Total Expenditures	68,712	72,685	79,614	109,667	117,893	124,129
Net Loans to Other Entities	0	0	0	140	0	0
Accrual adjustments(3)	30	0	0	0	3	4
(Deficit)/Surplus	3,581	7,153	7,323	3,172	4,029	26
Coffee Fund
Total Revenues	2,924	2,759	2,253	2,015	2,364	2,375
Expenditures
Current Expenditures	1,850	1,411	1,441	1,828	2,216	2,268
Capital Expenditures	13	13	26	335	214	37
Total Expenditures	1,863	1,424	1,466	2,163	2,430	2,306
Net Loans to Other Entities	0	0	0	0	0	0
Accrual adjustments(3)	807	947	0	0	0	0
(Deficit)/Surplus	254	388	787	(148)	(66)	69

	2015		2016		2017		2018		2019		Budget 2020(5)
Non-financial Public Enterprises
Total Revenues		45,876		62,410		48,683		51,789		59,996		53,356
Expenditures
Current Expenditures		42,087		51,502		47,080		49,611		46,499		51,791
Capital Expenditures		5,066		6,023		5,833		5,962		9,821		4,257
Total Expenditures		47,153		57,525		52,913		55,573		56,320		56,049
Net Loans to Other Entities		88		227		(302)		(264)		(174)		110
Accrual adjustments(3)		353		89		(61)		(118)		167		0
(Deficit)/Surplus		(1,717)		4,569		(3,867)		(3,402)		683		(2,803)
Total Consolidated Non-financial Public Sector (Deficit)/Surplus	Ps.	(27,177)	Ps.	(20,693)	Ps.	(24,581)	Ps.	(25,323)	Ps.	(25,559)	Ps.	(95,688)
Primary (Deficit) Surplus(4)	Ps.	(4,514)	Ps.	7,564	Ps.	4,371	Ps.	1,651	Ps.	5,687	Ps.	(67,939)

(footnotes appear on the following table)

Non-financial Public Sector Surplus (Deficit)(1)

(as a percentage of GDP)

	2015	2016	2017	2018	2019	Budget 2020(5)
Government Sectors
Central Government	(3.0)	(4.0)	(3.6)	(3.1)	(2.5)	(8.2)
Decentralized Agencies	(0.1)	(0.1)	0.1	(0.0)	(0.0)	(0.0)
Local Public Sector(3)	(0.5)	0.3	0.5	0.6	(0.4)	(0.9)
Social Security	0.4	0.8	0.8	0.3	0.4	0.0
Coffee Fund	0.0	0.0	0.1	0.0	0.0	0.0
Other, including FAEP	(0.2)	0.5	(0.4)	(0.3)	0.1	(0.3)
Total Consolidated Non-financial Public Sector (Deficit)/Surplus	(3.4)	(2.4)	(2.7)	(2.6)	(2.4)	(9.4)
Primary (Deficit)/Surplus(4)	(0.6)	0.9	0.5	0.2	0.5	(6.7)

Totals may differ due to rounding.

1:

All figures calculated according to IMF methodology, which includes privatization, concession and securitization proceeds as part of public sector revenues. There were no privatization, concession and securitization proceeds in 2015. The 2016, 2017 and 2018 Financial Plan does not include revenues from other sources.

2:	Includes $28.260 COP billions in 2020 classified as emergency expenditure ($25.370 COP billion for FOME and $3.250 COP billion for FNG).
3:	Includes municipal and departmental governments and local non-financial enterprises, such as water, telephone and electricity companies and the Medellín metro system.
4:

The primary balance result reported is based on the Law 819 of 2003. Thus, it excludes dividends transferred from the Central Bank to the Central Government, and registered by the Government as revenues.

5:	Estimated for 2020

Sources: National Department of Planning, IMF staff estimates, Banco de la República and General Directorate of Macroeconomic Policy.

In 2019, the Central Government deficit was 2.5% of GDP compared to a deficit of 3.1% of GDP in 2018. The Central Government deficit for 2019 was Ps. 26,049 billion, a decrease of 14.1% from the Ps. 30,316 billion deficit registered in 2018. Central Government revenues increased by 15.1%, from Ps. 149,292 billion in 2018 to Ps. 171,861 billion in 2019, while Central Government expenditures increased by 9.6%, from Ps. 177,148 billion in 2018 to Ps. 194,178 billion in 2019. The increase in expenditures was primarily due to increases in operating and interest expenditures.

In 2019, the consolidated non-financial public sector deficit totaled Ps. 25,559 billion, or 2.4% of GDP, compared to a deficit of Ps. 25,323 billion, or 2.6% of GDP in 2018. The deficit of the consolidated non-financial public sector during 2019 was primarily due to a deficit in Local Public Sector and a deficit in the Central Government. The Government currently projects a consolidated non-financial public sector deficit of 9.4% of GDP for 2020 and a Central Government deficit in 2020 of 8.2% of GDP. However, no assurances can be given concerning actual results for the 2020 period and beyond.

In recent years, the Government’s countercyclical fiscal policy has included the following long-term objectives:

•	establishing a macroeconomic foundation for sustained growth;

•	directing Government resources to those sectors in which the Government has the greatest impact in supporting social development and fostering competition within the Colombian economy; and

•	restructuring the budgetary system to facilitate the constitutionally mandated increases in net transfers from the Central Government to departmental and municipal governments.

The public sector deficit figures presented in this section do not include certain contingent liabilities of the public sector, including certain guarantees and indemnities given by public sector agencies to joint venture partners.

However, as a consequence of the macroeconomic shock caused by the COVID-19 pandemic, the Government, with the prior favorable opinion of the Fiscal Rule Advisory Council (Comite Consultivo de la Regla Fiscal), decided to suspend the fiscal rules for 2020 and 2021.

Revenues

In recent years, the Government has modernized the tax system and expanded the tax base through new tax reform legislation. The recent tax reforms approved were intended to create new jobs and reduce inequalities, and also to bring the tax system into compliance with the constitutional requirement that the Government transfer a portion of its current revenues to departmental and municipal governments. There are two types of required net transfers to departmental and municipal governments. First, the Government transfers revenues to departments for health and educational purposes. Second, the Government transfers revenues to municipalities for social and educational programs as well as infrastructure projects. Both types of transfers are currently calculated as a percentage of current revenue. The actual allocation made to each local government is based on formulas developed by the National Planning Department which take into account each locality’s administrative efficiency, ability to raise revenues independently, population and level of poverty. Net transfers required by Law 60 of 1993 totaled an estimated 27.4% of current revenue in 2019, compared to 26.9% in 2018, 27.0% in 2017, 27.5% in 2016 and 25.3% in 2015. These constitutionally required transfers may be supplemented by discretionary transfers to departments and municipalities. In December 2001, a constitutional reform established new standards that local governments are required to follow with respect to funds transferred by the Central Government, enhancing the control and allocation of these funds, particularly in the education and health care sectors.

The Government expects that the Financing Law could have a positive impact on the labor market, increasing job creation and reducing informal employment or underemployment. Tax revenues, which represent 86% of total revenues, will have a nominal growth of 9.8%, mainly due to: (i) in 2019, the reduction of the general rate of income tax from 37% to 33%, and the VAT discount on the acquisition of capital goods; (ii) the additional reduction of the general rate of income tax from 33% to 30% between 2020 and 2022; and (iii) the discount of 50% of the payment for the concept of ICA in 2020, which amounts to 100% in the year 2022. Central Government revenues totaled Ps.171,861 billion (16.2% of GDP) in 2019 compared to Ps. 149,292 billion in 2018, an increase of 15.1% in nominal terms. Total tax revenues increased by 9.8% in nominal terms in 2019 compared to 2018.

The following table shows the composition of the Government’s revenues on a cash-flow basis.

Central Government Revenues

	2015	2016	2017	2018	2019	2020
Tax Revenue
Income Tax(1)	40.7%	42.3%	40.0%	42.9%	39.3%	40.3%
Value-Added Tax	32.2	32.6	35.1	37.4	36.0	35.4
Wealth Tax	4.1	3.5	2.7	0.3	0.5	0.6
Tariffs	3.6	3.2	2.7	2.4	2.2	1.9
Other Indirect Taxes	9.4	9.8	7.7	7.5	7.5	6.7
Total Tax Revenue	90.0	91.4	88.1	90.6	85.6	84.9
Nontax Revenue(2)	10.0	8.6	11.9	9.4	14.4	15.1
	100.0	100.0	100.0	100.0	100.0	100.0
Revenue (as a percentage of GDP)(3)	16.2%	14.9%	15.6%	15.3%	16.2%	15.6%

Totals may differ due to rounding.

1:	Includes CREE.
2:	Includes 2017 payment of fines to telecom companies.
3:	Includes concession revenues, hydrocarbon duties, fines, other duties, other current revenues and capital revenues.
Sources:	Ministry of Finance and General Directorate of Macroeconomic Policy.

Expenditures

Central Government expenditures totaled Ps. 197,910 billion in 2019 (18.6% of GDP), an increase of 10.2% in nominal terms from 2018. Current interest payments increased by 12.1% in nominal terms in 2019 and current operational expenditures increased by 7.5% in nominal terms compared to 2018 levels. Current investment expenditures increased by 31.8% in nominal terms in 2019.

Based on preliminary figures, in 2019 Central Government expenditures were allocated as follows:

•	social expenditures, 57.0%;

•	interest payments, 14.3%;

•	defense and internal security, 10.3%;

•	government overhead, 4.0%;

•	justice, 6.3%;

•	infrastructure, 5.5%; and

•	transfers to local governments, 2.6%.

Transfers to departments and municipalities totaled Ps. 29,579 billion in 2015 (representing 19.3% of total 2015 expenditures), Ps. 32,219 billion in 2016 (representing 19.7% of total 2016 expenditures), Ps. 35,740 billion in 2017 (representing 20.5% of total 2017 expenditures), Ps. 36,612 billion in 2018 (representing 20.4% of the total 2018 expenditures) and Ps. 41,066 billion in 2019 (representing 20.7% of the total 2019 expenditures). These transfers were made in accordance with the territorial transfer reform legislation enacted in December 2001 that provides for such transfers to be made based on the average revenue growth of Colombia over the previous four years, adjusted by the inflation rate plus a certain percentage, during a transition period from 2002-2007. In 2007, Congress passed a constitutional amendment that modified the formula to calculate these transfers. From 2008 to 2009, transfers to regional governments increased by the inflation rate plus 4% with an additional 1.3% increase for education. Transfers increased by 3.3% in 2015, 8.9% in 2016, 10.9% in 2017, 2.4% in 2018 and 12.2% in 2019.

One of the greatest challenges in public finance is the growing rate of pension liabilities for workers and retirees, combined with the fact that most territorial entities lack proper resources to pay these obligations. In December 1999, Congress enacted Law 549, which established the National Pension Fund for Territorial Entities. Law 549 provides for full funding of pension liabilities within 30 years from the date of its enactment. Both the Central Government and the territorial entities contribute to this fund, although the Central Government has not assumed responsibility to pay these pension payments. The Central Government recognized, however, that further pension reform was necessary and as a result Law 797 of 2003 was enacted. Law 797 of 2003 modified the official retirement age and increased payroll taxes in order to reduce the rate of growth of pension expenditures. Due to legal challenges brought before the Colombian Constitutional Court challenging certain provisions of Law 797, Law 860 of 2003 was enacted in December 2003 to cure certain procedural flaws. According to the Medium Term Fiscal Framework 2020, the pension subsector is estimated to have a fiscal result of 0.0% of GDP. This is the result of a surplus of $ 26,000 million, equivalent to 0.2% of GDP, which is mainly due to the flow of resources to the Fondo de Garantía de Pensión Mínima (FGPM), which will likely see its resources decrease due to the labor market shock during 2020. However, FONPET is expected to incur a deficit of 0.2% of GDP as a result of lower income and significant withdrawals of contributions as a result of policy actions to increase financing for emergency care.

The value of the Central Government’s pension liability will total 3.6% of GDP for 2020 and the annual expenditure by the Central Government for pension liabilities totaled 3.6% of GDP for 2019.

The following table shows the principal categories of Government expenditures, according to the General Directorate of the Budget of the Ministry of Finance.

Central Government Expenditures(1)

	2015	2016	2017	2018	2019(4)
Social Expenditures
Education	16.1%	16.5%	16.9%	16.9%	17.8%
Health	11.6	12.1	12.3	12.6	14.2
Potable Water and Sewage	1.2	1.2	1.2	1.2	1.3
Housing	1.4	1.4	0.9	1.1	1.1
Social Security	19.0	20.1	20.6	20.0	18.0
Other	6.3	4.8	5.7	5.1	4.6

	55.5	56.1	57.7	56.7	57.0

Justice	5.9	6.1	6.1	6.5	6.3
Defense and Security (Internal)	11.2	11.2	10.7	10.6	10.3
Infrastructure
Mines and Energy	1.8	1.6	1.7	2.0	1.4
Transportation	4.3	3.9	2.6	2.7	2.7
Irrigation Projects and Agriculture	2.0	1.2	1.2	1.0	0.8
Environment	0.3	0.3	0.3	0.3	0.3
Other	0.3	0.3	0.3	0.3	0.3

	8.6	7.3	6.2	6.2	5.5

Government Overhead Expenses	3.5	3.5	3.5	4.4	4.0
Transfers to Local Governments(2)	2.5	2.6	2.6	2.4	2.6
Interest payments	12.8	13.3	13.2	13.1	14.3

Total Expenditures	100%	100%	100%	100%	100%

Expenditures (as a percentage of GDP)(3)	19.2%	18.6%	19.0%	18.8%	18.4%

Totals may differ due to rounding.

1:	2019 figures are preliminary.
2:	Figures only include transfers to municipalities, not to other regional governments.
3:	Based on estimated GDP figures calculated using 2015 as the base year for calculating constant prices.
4:

In 2019, the share of social expenditures in the health sector increased by $1.8 trillion in the general system of participations and $2.8 trillion in health insurance; the share of social –expenditures in the social security sector decreased by 1.96%, mainly due to the amortization of pension bonds with a TES mission in the amount of $ 3.4 trillion.

Sources:	Dirección General del Presupuesto (General Directorate of the Budget), CONFIS and Tesorería General de la República (National Treasury).

2020 Budget

The 2020 budget became Law No. 2008 on December 27, 2019, which was modified under the national State of Emergency declared due to COVID-19 by Law-Decree 519 of April 5, 2020, Law-Decree 522 of April 6, 2020, Law-Decrees 571 and 572 of April 15, 2020, Law-Decree 774 of June 3, 2020, and Law-Decree 813 of June 4, 2020. The consolidated public sector deficit is expected to experience a gradual contraction from 2020 to 2024. In 2019, the deficit was 2.9% of GDP (Ps. 30,614 billion) and the consolidated public sector deficit for 2020 is anticipated to be approximately 9.5% of GDP (Ps. 95,845 billion). The 2020 budget estimated a Central Government deficit of approximately 8.2% of GDP (Ps. 83,413 billion). Total consolidated non-financial public sector expenditures for 2020 are currently budgeted to reach Ps. 520.2 billion, out of which Ps. 237.4 billion corresponds to expenditures by the Central Government and Ps. 282.8 billion corresponds to expenditures by public entities at the national and local level and transfers to departmental and local governments.

Under the 2020 budget, the Central Government’s revenues on a cash-flow basis are projected to total Ps. 157,664 billion (approximately 15.6% of GDP), a decrease of 8.3% compared to revenues of Ps. 171,861 billion recorded in 2019. Total tax revenues are expected to decrease 9.0%, from Ps. 148,418 billion in 2019 to Ps. 135,017 billion in 2020. Income tax revenues and CREE, including withholding tax, are expected to amount to Ps. 63,524 billion in 2020, a decrease of 5.9% compared to 2019 income tax revenues and CREE of Ps. 67,497 billion. Internal value-added tax and consumption tax revenues are expected to total Ps. 38,819 billion in 2020, a decrease of 7.0% compared to Ps. 41,756 billion in 2019. Revenues from the tax on wealth are anticipated to amount to Ps. 969 billion, compared to Ps. 923 billion in 2019, representing an increase of 5.0%. Tariffs and external value-added tax revenues are expected to decrease by 15.9% in 2020, from Ps. 20,130 billion in 2019 to Ps. 16,926 billion in 2020. Non-tax revenues are expected to amount to Ps. 1,376 billion in 2020, a 6.8% decrease compared to Ps. 1,477 billion in 2019.

According to CONFIS, Central Government expenditures (net of amortizations of public debt and on a cash-flow basis) under the 2020 budget are expected to total Ps. 241,077 billion (approximately 23.8% of GDP) compared to Ps. 197,910 billion in 2019, representing an increase of 21.8%. Operational expenditures are expected to total Ps. 160,477 billion in 2020, an increase of 7.9% compared to Ps. 148,772 billion registered in 2019. Expenditures for interest payments are expected to increase by 5.0%, from Ps. 30,800 billion in 2019 to Ps. 32,328 billion in 2020. Investment expenditures are expected to amount to Ps. 19,651 billion in 2020, an increase of 6.2% compared to Ps. 18,511 billion in 2019. Transfers, including pension transfers and transfers to regional governments, are expected to increase by 8.2%, from Ps. 118,013 billion in 2019 to Ps. 127,728 billion in 2020.

The following table provides principal assumptions as of July 15, 2020:

Principal 2020 Assumptions

2020 Assumptions(1)
Gross Domestic Product
Nominal GDP (billions of pesos 2015)	832,950,603
Real GDP Growth	(5.5)%
Inflation(2)
Domestic Inflation (consumer price index)	2.4%
External Inflation(3)	0.6%
Real Devaluation at end of period	25.1%
Export Prices
Coffee (ex-dock) ($/lb.)(4)	1.4
Oil ($/barrel)(5)	36.8
Coal ($/ton)	58.0
Gold ($/Troy oz.)(6)	43.3

1:	Figures correspond to statistics released by the General Directorate of Macroeconomic Policy in June 2020.
2:	End of period.
3:	“External Inflation” is based on projected inflation in the United States as published in the IMF, World Economic Outlook Database, April 2020.
4:	Budget assumptions based on Banco de la República data.
5:	Based on inputs provided by the Mining and Energy Technical Group established by the Fiscal Rule and oil futures market.
6:	Based on projections by the General Directorate of Macroeconomic Policy.
Sources:	General Directorate of Macroeconomic Policy, Ministry of Finance

The figures set forth above represent the Government’s forecast, as of July 15, 2020, of the 2020 Colombian economy. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

The Government is in the process of implementing three policies to maintain fiscal responsibility and economic growth: (i) implementation of the Financing Law; (ii) increased fiscal austerity; and (iii) the strategic divestment of certain public assets. However, as a consequence of the macroeconomic shock caused by the COVID-19 pandemic, the Colombian Government, with the prior favorable opinion of the Fiscal Rule Advisory Council (Comite Consultivo de la Regla Fiscal), decided to suspend the fiscal rules for 2020 and 2021.

IMF Program

Flexible Credit Line with IMF

On June 24, 2013, the IMF’s Executive Board approved a two-year SDR 3.87 billion successor arrangement under the FCL, which at June 24, 2013, was equivalent to approximately $5.84 billion. On June 17, 2015, the IMF’s Executive Board approved a two-year SDR 3.87 billion successor arrangement under the IMF’s FCL, which at June 17, 2015, was equivalent to approximately $5.45 billion. On June 13, 2016, the IMF’s Executive Board approved a successor two-year arrangement under the FCL in the amount of SDR 8.18 billion, approximately U.S. $11.35 billion, and canceled the previous arrangement of SDR 3.87 billion. On June 6, 2017, the IMF’s Executive Board reaffirmed Colombia’s continued qualification to access U.S.$11.4 billion under the FCL. On May 25, 2018, the Executive Board of the IMF approved a successor two-year arrangement for Colombia under the FCL in an amount equivalent to SDR 7.9 billion (approximately U.S. $11.4 billion) and canceled the previous arrangement for SDR 8.2 billion. The Government has stated its intention to treat the arrangement as precautionary and does not plan to draw on the facility. On May 20, 2019, the Executive Board of the IMF completed its review of Colombia’s qualification for the arrangement under the FCL and reaffirmed Colombia’s qualification to access FCL resources. On May 1, 2020, The IMF approved a successor two-year arrangement for Colombia under the Flexible Credit Line (FCL), designed for crisis prevention, of about US$10.8 billion.

Legislative Financing Reforms

The following reforms have been enacted in recent years to address the budget deficits experienced by the Government in those periods:

On November 22, 2013, a law on infrastructure was passed. The main purpose of the law is to establish a regulatory framework and provide tools for improving the country’s transportation infrastructure. It seeks to make the approval and execution process for transportation infrastructure more efficient and expeditious through structures that will support and facilitate the development of a modern transport network for the country.

On December 23, 2014, following approval by Congress, then President Santos signed a tax reform bill into law (Law 1739 of 2014). The law seeks to maintain the growth of the Colombian economy through infrastructure development and social programs and strike a balance between taxes on wealth and income without adversely affecting the middle class or small and medium size companies.

On December 29, 2016, then President Santos signed into law the Structural Tax Reform that includes the following main reforms: (i) anti-tax evasion measures; (ii) a unified and reduced corporate income tax of 33% starting in 2019; (iii) elimination of certain personal taxes, such as the alternative minimum tax and the simplified minimum tax; (iv) implementation of the monotax on small businesses with special tariffs; (v) an increase in the overall rate of the value added tax to 19% from 16%; and (vi) a tax on carbon emissions from fossil fuels. See “Republic of Colombia — Other Domestic Initiatives” for additional information on the tax reform laws.

On December 28, 2018, Law No. 1943 (the “Financing Law”) was signed by President Duque. The Financing Law, which entered into force on January 1, 2019, aims to increase government revenues by approximately Ps. 7.5 trillion pesos. The Financing Law includes, among others, the following measures: (1) a new transactional tax on the sale of certain real estate; (2) a regular VAT for beer and for certain sugar drinks; (3) a 1% annual wealth tax on certain individuals for years 2019, 2020, and 2021; and (4) a tax on certain dividends at a rate of 7.5% or 15% depending on the nature of the recipient of the dividend. Further, the Financing Law strengthens the DIAN; increases the Republic’s ability to collect fiscal revenues; promotes formal employment; incentivizes large-scale investments that create more than 250 new jobs; and promotes incentives for investments in sectors of the Orange Economy.

On October 16, 2019, the Financing Law was declared unconstitutional by the Constitutional Court due to errors in the legislative approval process. The decision of the Constitutional Court is not retroactive and will be enforced starting January 1, 2020. On October 22, 2019, the Government presented to Congress a tax reform bill aimed at replacing the Financing Law (the “Economic Growth Law”). On December 27, 2019, the President of the Republic signed the Economic Growth Law (Law No. 2010), after it was approved by Congress. The law seeks to continue promoting economic development and creates the basis for reducing inequality gaps in the country. The Economic Growth Law includes the same provisions from the Financing Law and in addition includes four measures that seek to benefit the most vulnerable in the population: (i) a VAT refund to the 20% poorest in the population; (ii) a gradual reduction in health contributions, from 12% to 4%, by retirees who receive a minimum pension salary; (iii) incentives for companies to hire young people; and (iv) three days a year without VAT.

On November 24, 2019, President Duque signed Law No. 2111, which created the “Grupo Bicentenario,” an independent legal entity linked to the Ministry of Finance. Grupo Bicentenario will serve as a financial holding entity overseeing the group of state entities that provide financial services, with the objective of expanding their portfolios, improving the quality of service, and protecting the savings and assets of Colombians.

PUBLIC SECTOR DEBT

General

Public sector debt (“public debt”) in Colombia is comprised of the internal and external debt of the Central Government, Banco de la República and state-owned non-financial companies, as well as the external debt of state-owned financial institutions and departmental and municipal governments. External public debt encompasses all debt payable in currencies other than pesos (including debt denominated in pesos but payable in currencies other than pesos), while internal public debt includes all debt payable in pesos.

The type of authorization required for incurring public debt depends on the use of the proceeds and on whether the debt is issued directly or guaranteed by the Republic, or is issued by a public entity without the benefit of the Republic’s guarantee. The Ministry of Finance is the Government agency responsible for regulating public sector borrowing. The Ministry of Finance must authorize all external borrowing by government-owned corporations and national, departmental and municipal agencies.

New external debt issued or guaranteed by the Republic must comply with the global debt ceiling set periodically by Congress. This ceiling is set as part of the external financing program proposed by the executive branch. In addition, external public debt issued or guaranteed by the Republic that increases the amount of outstanding external debt issued or guaranteed by the Republic must be authorized by the Consejo Nacional de Política Económica y Social (“CONPES”) and the Comisión Interparlamentaria de Crédito Público (Public Credit Congressional Commission), a special six-member Congressional committee. The Director General of Public Credit and National Treasury of the Ministry of Finance must give advance approval of external debt issuances by the Republic that will be used to prepay or refinance existing debt. External debt incurred by decentralized entities requires prior authorization by the Ministry of Finance.

Until 1990, loans from Banco de la República and proceeds from special purpose bonds were the primary source of the Government’s internal public debt. Pursuant to Law 51 of 1990, the Government initiated a program in 1991 to finance public sector internal debt with Treasury bond issuances in the domestic capital markets, thereby diminishing reliance upon the traditional sources of internal financing. Colombia’s external public debt consists of loans from multilateral institutions (such as the World Bank and the IADB), foreign governments, commercial banks, suppliers, export credit institutions and bonds.

The focus of the Government’s debt management is to diversify the Government’s sources of financing, issue bonds in the European, Asian and U.S. capital markets, reduce the public sector deficit by improving the maturity profile of public sector debt and lower debt service costs and currency risk exposure. In addition, in recent years, the Republic has guaranteed less debt due to privatizations and stricter policies for authorizing guaranteed debt.

On June 26, 2020, a revised Financing Plan for 2020 as part of the Medium Term Fiscal Framework 2020-2021 was published, under which the Government plans to issue up to Ps. 50.5 trillion in internal debt and $16.1 billion in external debt for 2020. On the same date, the General Directorate of Public Credit announced that $5,315 million had been disbursed during the first six months of 2020. The rest of the sources of internal and external financing are intended to fund the FOME. In addition, the Financing Plan for 2021 was announced, which contemplates up to Ps. 39.8 trillion in internal debt and $6.5 billion in external debt. According to the Medium Term Fiscal Framework, the Central Government deficit for 2020 is projected to be 8.2% of GDP, and the non-financial public sector deficit for 2020 is projected to be 9.4% of GDP.

Colombia’s ratio of total net non-financial public sector debt to GDP was 43.1% in 2015 and increased to 42.9% in 2016, 44.2% in 2017 and 45.9% in 2018. For the year ended December 31, 2019, the ratio of total net non-financial public sector debt to GDP increased to 47.4%, mainly due to the increase in debt of the Central Government.

Public Sector Internal Debt

In 2019, the Government’s internal debt consisted mainly of the following debt instruments:

•	treasury bonds known as Títulos de Tesorería (“TES”) sold through auctions to the public and to Government agencies (which could invest excess funds in these Government instruments); and

•	various special-purpose bond issues.

The Central Government’s internal funded debt (i.e., long-term debt with an original maturity of more than one year) was $110.9 billion (Ps. 363.5 trillion) on December 31, 2019, an increase of 11.5% in dollar terms (a 12.5% increase in peso terms) from the $99.4 billion (Ps. 323.2 trillion) outstanding on December 31, 2018. According to preliminary figures, total non-financial public sector internal funded debt was $121.0 billion (Ps. 396.7 trillion) on December 31, 2019, compared to $109.4 billion (Ps. 355.6 trillion) outstanding on December 31, 2018.

TES issuances in the domestic capital markets have become a significant source of Central Government funding. As of December 31, 2019, local TES bonds represented 62.4% of total Central Government debt (both internal and external) and 94.3% of total internal Central Government debt. TES issuances in the domestic capital markets are accounted for as internal debt, while global TES bond issuances, which are denominated in pesos but payable in dollars and offered and sold globally (in foreign capital markets), are accounted for as external debt.

In January 2003, the Government appointed 20 financial institutions as market makers in Government securities as part of its strategy to broaden the Treasury bond market and provide liquidity to the local capital markets. Furthermore, the Ministry of Finance has expanded the types and maturities of its bond issues. In addition to one-, two-, three- and five-year fixed-rate TES, beginning in March 1998 the Government issued three-, five-, seven- and ten-year TES, with interest rates pegged to changes in the consumer price index. To reduce interest rate pressures on the market and simultaneously offer an exchange rate hedging instrument, the Government has issued dollar-linked one-, two- and three-year TES. As of December 31, 2019, there were no dollar-linked TES outstanding. In May 1999, the Government introduced UVR TES bonds and since then has issued five-, seven-, ten-, twelve- seventeen- and twenty year UVR TES bonds. With the UVR, the principal amount of the bond (rather than the interest rate) changes according to movements in the consumer price index, in a manner similar to the inflation-adjusted government debt securities available in the United States and France.

On May 16, 2012, the Government developed a new strategy for the issuance of internal funded debt. The plan involves the issuance of benchmark peso-linked TES bonds and inflation-indexed TES, known as UVR (Unidad de Valor Real Constante) TES bonds every two years, both launched at the same time in odd years, with a reopening of such securities within five years of maturity. Securities are expected, but not required, to be issued for the maximum term established for each security (15 years in the case of TES bonds denominated in pesos and 20 years in the case of UVR TES bonds), such that the maturity of peso-linked TES will occur in even years and the maturity of UVR TES bonds occur in odd years. This measure was taken to reduce refinancing risk.

In 2019, the Government issued short-term (364-day) bills, 2025, 2028 and 2032-fixed rate TES benchmarks and 2023, 2027 and 2035 UVR TES bonds. In 2019, the Government issued Ps. 35.0 trillion of TES. Of this amount, 60.5% was issued through auctions (Ps. 21.2 trillion). As of December 31, 2019, $32.3 billion (Ps. 105.9 trillion) of UVR TES bonds were outstanding.

In 2020, the Government plans to issue Ps. 50.5 trillion in internal debt. As of May 31, 2020, 48.7% of the planned aggregate principal amount of TES bond issuances has been issued. Auctions of TES bonds are normally held on a weekly basis, alternating between TES bonds and UVR TES bonds each week.

The Government has taken additional measures during the last several years to strengthen the domestic capital markets. For example, the Government encourages electronic systems for trading public sector debt instruments. These systems should provide a more efficient pricing mechanism and greater liquidity for investors. The Government also encourages the participation of institutional investors in the capital markets, as evidenced by the increasing investment of private pension fund assets in new capital market instruments. The Government has also increased its consistency in the timing and amounts of TES issuances. In addition to these measures, the Government issued bonds for the financing of the peace process and the post-conflict period (“Peace Bonds”). The Peace Bonds fund agrarian reform and the reconstruction of social infrastructure in conflict zones. In 2015, the Government issued Peace Bonds in aggregate principal amount of Ps. 51.5 million. In 2016, the Government issued Peace Bonds in aggregate principal amount of Ps. 44.6 million. In 2017, the Government issued Peace Bonds in aggregate principal amount of Ps. 5.5 million. In 2018, the Government issued Peace Bonds in aggregate principal amount of Ps. 18.1 million. In 2019, the Government issued Peace Bonds in aggregate principal amount of Ps. 667.6 million.

The following table shows the total internal funded debt of the public sector.

Public Sector Internal Funded Debt(1)

	2015	2016	2017	2018	2019
	(billions of pesos or percentage of GDP)
Central Government(2)	Ps. 229,403	Ps.260,048	Ps. 284,359	Ps. 323,179	Ps. 363,475
Public Sector Entities	33,961	32,817	33,950	32,417	33,189
Total Internal Debt(3)	Ps. 263,364	Ps. 292,865	Ps. 318,309	Ps. 355,596	Ps. 396,664
As a Percentage of GDP	32.7%	33.9%	34.6%	36.1%	37.3%

Totals may differ due to rounding.

1:	Includes debt of the Government with an original maturity of more than one year, and public sector entities’ guaranteed internal debt.
2:	Central Government figures exclude pension bonds and constant value bonds.
3:	Includes peso-denominated debt of the Government excluding state-owned financial institutions.

Sources: General Directorate of Public Credit and National Treasury, Ministry of Finance.

At December 31, 2019, Ps. 62.6 billion of direct internal floating debt (i.e., short-term debt with an original maturity of one year or less) of the Central Government was outstanding.

Public Sector External Debt

As used herein, public sector external funded debt consists of long-term external debt of the Central Government and guaranteed and non-guaranteed long-term external debt of public sector agencies, departments and municipal governments and state-owned financial institutions. Long-term debt means debt with an original maturity of more than one year. Traditionally, Colombia has relied on the following six sources of external debt:

•	capital markets, such as external bond offerings;

•	multilateral financial institutions, such as the IADB, the World Bank and CAF;

•	commercial banks;

•	export credit institutions;

•	suppliers; and

•	bilateral agreements.

As of December 31, 2019, debt from multilateral institutions and export credit institutions represented 31.1% of public sector external funded debt, while loans from commercial banks constituted 5.6% of the total. The amount of bonds outstanding as of December 31, 2019 was $40.8 billion, or 56.4% of public sector external funded debt. Total public sector external funded debt increased from $71.6 billion on December 31, 2018, to $72.3 billion on December 31, 2019.

As of December 31, 2019, floating (i.e., short-term debt with an original maturity of one year or less) public sector external debt totaled $863 million.

On December 31, 2019, the Central Government accounted for 71.5% of public sector external funded debt, and state-owned entities, including Banco de la República, accounted for 28.5%.

The following table shows the external funded debt of the public sector by type.

Public Sector External Funded Debt by Type(l)(2)

	As of December 31,
	2015	2016	2017	2018	2019
	(millions of U.S. dollars, except percentages)
Central Government	$41,153	$44,683	$47,803	$51,003	$51,713
Public Entities(3)
Guaranteed	1,573	1,783	1,887	2,080	2,084
Non-guaranteed	21,358	22,998	20,707	18,472	18,528
Total External Debt	$64,083	$69,463	$70,396	$71,554	$72,326
Total Debt Service	$5,956	$4,741	$10,524	$8,681	$7,198
External Debt/GDP	22.0%	23.8%	24.1%	21.6%	22.4%
Total Debt Service/GDP	2.0%	1.6%	3.6%	2.6%	2.6%
Total Debt Service/Exports	17.0%	13.3%	29.5%	19.6%	17.0%

Totals may differ due to rounding.

1:	Debt with an original maturity of more than one year.
2:	Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of December 31 of each year.
3:	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.
Source:	Debt Database—Ministry of Finance.

As of December 31, 2015, 2016, 2017, 2018 and 2019, Colombia’s public sector external funded debt increased by $6.2 billion, $5.4 billion, $0.9 billion, $1.2 billion and $0.8 billion, respectively, from the corresponding figure on December 31 of the prior year. The increase in the public external funded debt in 2019 was primarily due to an increase in indebtedness of the Central Government. As of December 31, 2015, public sector external debt as a percentage of GDP increased to 22.0% and then to 23.8% on December 31, 2016 and 24.1% on December 31, 2017, but decreased to 21.6% on December 31, 2018, and increased to 22.4% on December 31, 2019. Debt service on public sector external debt as a percentage of GDP was 2.0% on December 31, 2015, decreased to 1.6% on December 31, 2016, increased to 3.6% on December 31, 2017 and decreased to 2.6% on December 31, 2018 and to 2.2% on December 31, 2019. As of December 31, 2019, Colombia’s public sector external funded debt totaled $72.3 billion, of which $51.7 billion was debt of the Central Government and $20.6 billion was debt of other public entities. The Government’s external debt management strategy is comprised of several elements, including:

•	diversifying the Government’s sources of funding in order to reduce its vulnerability to external market disruptions;

•	focusing on multilateral sources of funding in order to finance social infrastructure projects that involve private sector investment; and

•	minimizing interest, exchange rate and refinancing risks associated with debt service through the medium term debt management strategy.

On June 17, 2015, the IMF’s executive board approved a two-year SDR 3.87 billion successor arrangement under the IMF’s FCL, which as of June 17, 2015 was equivalent to approximately $5.45 billion. On June 13, 2016, the IMF’s Executive Board approved a successor two-year arrangement under the FCL in an amount equivalent to SDR 8.18 billion, approximately USD $11.5 billion, and canceled the previous arrangement of SDR 3.87 billion, about USD $5.4 billion. On June 6, 2017, the IMF’s Executive Board reaffirmed Colombia’s continued qualification to access U.S.$11.4 billion under the FCL. On May 25, 2018, The Executive Board of the IMF approved a successor two-year arrangement for Colombia under the FCL in an amount equivalent to SDR 7.9 billion (approximately U.S. $11.4 billion) and canceled the previous arrangement for SDR 8.2 billion. On May 20, 2019, the IMF’s Executive Board completed its review of Colombia’s qualification for the arrangement under the Flexible Credit Line (FCL) and reaffirmed Colombia’s continued qualification to access FCL resources. On May 1, 2020, the IMF approved a successor two-year arrangement for Colombia under the FCL, designed for crisis prevention, of about U.S.$10.8 billion. The Government intends to treat the credit line as precautionary and does not plan to draw on the facility. See “Public Sector Finance—IMF Program—Flexible Credit Line with IMF.”

On October 3, 2018, Colombia issued U.S.$1.5 billion aggregate principal amount of its 4.50% Global Bonds due 2029 and U.S.$0.5 billion aggregate principal amount of its 5.000% Global Bonds due 2045. Simultaneously, Colombia executed a tender offer for Colombia’s $1 billion of its existing 7.375% Global Bonds due 2019.

On January 23, 2019, Colombia issued U.S.$1.5 billion aggregate principal amount of its 5.200% Global Bonds due 2049 and U.S.$0.5 billion aggregate principal amount of its 4.500% Global Bonds due 2029.

On January 30, 2020, Colombia issued U.S.$1,542,968,000 aggregate principal amount of its 3.000% Global Bonds due 2030 (the “2030 Bonds”) and U.S.$300,000,000 aggregate principal amount of its 5.200% Global Bonds due 2049 (the “2049 Bonds”), the proceeds of which were used (i) in part for liability management transactions. On June 4, 2020, Colombia issued U.S.$1.0 billion aggregate principal amount of its 3.125% Global Bonds due 2031 and U.S.$1.5 billion aggregate principal amount of its 4.125% Global Bonds due 2051.

As part of Colombia’s external liability management program, the Government has conducted and plans to continue to conduct liability management transactions in order to reduce exposure to exchange rate risks and refinancing risks.

The following table shows the external funded debt of the public sector by creditor.

Public Sector External Funded Debt by Creditor(1)(2)

	As of December 31,
	2015	2016	2017	2018	2019
	(millions of U.S. dollars)
Multilaterals
IADB	$7,858	$8,516	$9,061	$9,478	$10,016
World Bank	$8,394	$9,362	$9,409	$10,117	$10,523
Others	$1,263	$1,670	$1,770	$2,129	$1,969
Total Multilaterals	$17,515	$19,548	$20,240	$21,732	$22,508
Commercial Banks	$5,631	$6,553	$4,099	$4,429	$4,077
Export Credit Institutions	$2,729	$3,015	$2,635	$3,017	$2,924
Bonds	$36,631	$38,627	$41,685	$40,273	$40,784
Foreign Governments	$1,575	$1,717	$1,735	$2,102	$2,030

Totals may differ due to rounding.

1:	Debt with an original maturity of more than one year.
2:	Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of December 31 of each year.
Source: DebtDatabase—Ministry	of Finance.

IADB Loans

Colombia uses loans from the IADB to finance public investment. Disbursements of loans from the IADB totaled approximately $57.1 million in 2015, $90.9 million in 2016, $93.0 million in 2017, 77.6 million in 2018 and $100.1 million in 2019.

The following table shows the external funded debt of the public sector by currency.

Public Sector External Funded Debt by Currency

	As of December 31, 2019(1)
	Central Government	Guaranteed	Non– Guaranteed	Total	Percentage of Total
	(millions of U.S. dollars)
U.S. Dollars	44,226	1,289	16,468	61,984	85.70%
Colombian Pesos	0	0	0	0	0.00%
Japanese Yen	1,715	783	2,059	4,557	6.30%
Euros	5,736	12	1	5,749	7.95%
Others	35	1	0	36	0.05%

Total	51,713	2,084	18,528	72,326	100.00%

Totals may differ due to rounding.

1:	Preliminary. Debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of December 31, 2019.
Source: DebtDatabase—Ministry	of Finance.

The following table sets forth the amortization schedule for principal payments on Colombia’s public sector external debt outstanding on December 31, 2019.

Public Sector External Debt Amortization Schedule(1)(2)

Loans and Bonds

	Debt Outstanding as of
	December 31, 2019(3)	2020	2021	2022	2023	After
	(millions of U.S. dollars)
Multilaterals
IADB(3)	10,016	255	489	481	568	8,223
World Bank(3)	10,523	168	311	301	319	9,423
Others	1,969	85	177	192	186	1,328
Total Multilaterals	22,508	508	978	975	1,073	18,974
Commercial Banks	4,077	47	348	120	250	3,313
Export Credit Institutions	2,924	151	317	378	549	1,529
Bonds	40,784	1,934	2,661	0	3,125	33,064
Foreign Governments	2,030	63	377	130	153	1,307
Suppliers	2	0	0	0	0	0
Total External Debt	72,326	2,703	4,681	1,602	5,150	58,188

Totals may differ due to rounding.

1:

Debt with original maturity of more than one year. Amortization figures in this table include both scheduled payments on outstanding debt and projected payments on debt not yet disbursed but for which commitments have been made and are planned to be disbursed.

2:	Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of December 31, 2019.
3:

Amortization payments to the IADB and World Bank have been re-expressed using a revaluation factor based on the basket of currencies in which those debts are denominated on the dates their respective transactions closed.

Source: Debt	Database—Ministry of Finance.

TABLES AND SUPPLEMENTARY INFORMATION

Public Debt of the Republic of Colombia

External Public Debt

Direct Funded Debt (1)

Bond Issues

Interest Rate and Title	Year of Issue	Year of Final Maturity	Currency	Principal Amount Disbursed (millions of original currency)	Principal Amount Outstanding at Dec. 31, 2019(2) (millions of U.S. dollars)
Central Government
8.375% Notes Due 2027(*)	1997	2027	USD	250	74
11.85% Global Bonds Due 2028	2000	2028	USD	500	9
11.75% Global Bonds 2020(*)	2000	2020	USD	1,075	796
10.375% Global Bonds 2033(*)	2003	2033	USD	635	341
8.125% Global Bonds 2024	2004	2024	USD	1,000	1,000
7.375% Notes 2037(*)	2006	2037	USD	1,818	1,818
9.85% Global TES Bonds due 2027	2007	2027	COP	1,924,515	587
6.125% Global Bonds due 2041(*)	2009	2041	USD	2,500	2,500
7.75% Global TES Bonds due 2021(*)	2010	2021	COP	2,467,611	753
4.375% Global Bonds due 2021	2011	2021	USD	2,000	2,000
4.375% Global TES Bonds due 2023(2)(*)	2012	2023	COP	1,000,000	305
2.625% Global Bonds due 2023	2013	2023	USD	1,000	1,000
4.000% Global Bonds due 2024(*)	2013	2024	USD	2,100	2,100
5.625% Global Bonds due 2044(*)	2014	2044	USD	2,500	2,500
5.000% Global Bonds due 2045(*)	2015	2045	USD	4,500	4,500
4.500% Global Bonds due 2026	2015	2026	USD	1,500	1,500
3.875% Global Bonds due 2026(2)	2016	2026	EUR	1,350	1,516
3.875% Global Bonds due 2027(*)	2017	2027	USD	2,400	2,400
4.500% Global Bonds due 2029(*)	2018	2029	USD	2,000	2,000
5.200% Global Bonds due 2049	2019	2049	USD	1,500	1,500
Total					$29,199

1:	Includes only medium- and long-term funded debt (i.e., debt with an original maturity of more than one year). As of December 31, 2019.
2:	Principal amount outstanding on December 31, 2019 was converted to U.S. dollars at the corresponding exchange rate on December 31, 2019. COP/USD = Ps. 3,277.14/$1.00; USD/EUR = $0.8891/€1.00.
(*)	Includes reopenings.

Source: Debt Database—Ministry of Finance.

Loans from Multilateral Institutions

Lender	Interest Rate	Currency	Principal Amount Outstanding as of December 31, 2019
			(millions of U.S. dollars)
World Bank	Various	Various	$10,523
IADB	Various	Various	10,016
Others	Various	Various	1,969
Total			$22,508

Totals may differ due to rounding.

Source: Debt Database—Ministry of Finance.

Loans from Banks(1)

Title	Interest Rate	Date of Agreement	Year of Final Maturity	Currency	Principal Amount Disbursed	Principal Amount Outstanding as of December 31, 2019
					(millions of U.S. dollars)
Commercial Bank Loans	Various	Various	Various	Various	n.a.	$4,029
Export Credits	2%-7.75%	Various	Various	USD, EUR	n.a.	$2,924
Governments	0%-4.83%	Various	Various	USD, EUR, CNY	n.a.	$597
Total						$7,549

Total Outstanding Long-Term Direct External Debt						$40,784

n.a. = Not available.

Totals may differ due to rounding.

1:	Medium- and long-term indebtedness.

Source: Debt Database—Ministry of Finance.

Other External Public Sector Debt

Guaranteed Debt and Non-guaranteed Debt

Borrower	Guaranteed Debt	Non-guaranteed Debt	Principal Amount Outstanding as of December 31, 2019
	(millions of U.S. dollars)
Non-Financial Public Sector:
AGUAS Y AGUAS DE PEREIRA	$6	$0	$6
BOGOTA DISTRITO CAPITAL	$64	$237	$301
C.A.R.	$115	$0	$115
DEPARTAMENTO DE ANTIOQUIA	$48	$55	$103
DEPARTAMENTO DE CUNDINAMARCA	$5	$0	$5
E.P.M.DE MEDELLIN	$418	$3,391	$3,810
E.T.BARRANQUILLA	$0	$6	$6
E.T.M.V.A.METRO	$16	$0	$16
ECOPETROL	$0	$9,380	$9,380
EMCALI	$1	$0	$1
ICETEX	$451	$0	$451
MUNICIPIO DE MEDELLIN	$0	$192	$192
I.D.E.A	$0	$2	$2
REFICAR	$0	$1,657	$1,657
DEPARTAMENTO DE GUAJIRA	$31	$0	$31
ESP GECELCA S.A. ESP.	$0	$93	$93
EMPOPASTO S.A. ESP	$20	$0	$20
E.T.B.	$0	$108	$108
TGI S.A. ESP	$0	$794	$794
OLEDUCTO CENTRAL S.A.	$0	$500	$500
COLOMBIA MOVIL S.A ESP	$0	$600	$600
FIDUPREVISORA	$73	$0	$73
GRUPO ENERGIA BOGOTA S.A. E.S.P.	$0	$802	$802
I.S.A.	$0	$100	$100
Total Non-Financial Public Sector:	$1,247	$17,918	$19,165
Financial Public Sector:
BANCOLDEX	$538	$70	$608
FINDETER	$299	$540	$839
Total Financial Public Sector:	$837	$610	$1,447

TOTAL:	$2,084	$18,528	$20,613

Totals may differ due to rounding.

1:	Medium- and long-term indebtedness.
2:	Subject to revision
Source: DebtDatabase—Ministry	of Finance.

Internal Public Debt

Direct Debt(1)

Bond Issues and Banco de la República

Description	Year of Final Maturity	Interest Rate	Principal Amount Outstanding as of Dec 31, 2019
			(millions of pesos)
Treasury Bonds	Various	Various	Ps. 312,387,093
Pension Bonds	Various	Various	8,580,269
Peace Bonds	Various	Various	966
Constant Value Bonds	Various	Various	1,328,057
Security Bonds	Various	Various	2
Other Bonds	Various	Various	62,604
Other	Various	Various	321,029
Treasury Promissory Notes	Various	Various	18,527,184
Total			Ps. 341,207,203

Totals may differ due to rounding.

1:	Total as of December 31, 2019.

Source: Debt Registry Office—General Directorate of Public Credit—Ministry of Finance.

Internal Public Debt

Guaranteed Debt(1)

Principal Amount Outstanding as of December 31, 2019
(thousands of U.S. dollars)
Municipality of Magangue	$385,676
C.A.R	$114,916,329
District of Bogota	$63,767,202
Empopasto S.A. E.S.P.	$10,939,252
Fondo Empresarial de la Super	$109,851,883
ESP Gecelca S.A. E.S.P.	$76,285,912
Public Companies of Medellín (EPM)	$418,498,976
ICETEX	$450,567,328
Total	$1,254,212,557

1:	Medium- and long-term indebtedness. As of December 31, 2019, the Republic had no outstanding guarantees of floating public sector internal debt.

Principal amount outstanding on December 31, 2019 was converted to U.S. dollars at the corresponding exchange rate on December 31, 2019. COP/USD = Ps. 3,277.14

Source: Ministry	of Finance.